UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. March 4, 2022.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the twelve months ended December 31, 2021, the Spanish version of which was filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on March 2, 2022.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021

Sociedad Química y Minera de Chile S.A. and Subsidiaries

In Thousands of United States Dollars

This document includes:

-	Report of Independent Register Public Accounting Firm
-	Consolidated Statements of Financial Position
-	Consolidated Statements of Income
-	Consolidated Statements of Comprehensive Income
-	Consolidated Statements of Cash Flows
-	Consolidated Statements of Changes in Equity
-	Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements December 31, 2021

Table of Contents –Consolidated Financial Statements

Notes to the Consolidated Financial Statements December 31, 2021

Notes to the Consolidated Financial Statements December 31, 2021

Notes to the Consolidated Financial Statements December 31, 2021

Notes to the Consolidated Financial Statements December 31, 2021

Notes to the Consolidated Financial Statements December 31, 2021

Consolidated Classified Statements of Financial Position

ASSETS	Note N°	As of December 31, 2021	As of December 31, 2020
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	10.1	1,515,051	509,102
Other current financial assets	13.1	919,049	348,069
Other current non-financial assets	17	69,870	57,399
Trade and other receivables, current	13.2	654,073	365,206
Trade receivables due from related parties, current	12.5	86,152	62,601
Current inventories	11	1,183,776	1,093,028
Current tax assets	27.1	157,542	132,224
Total current assets other than those classified as held for sale or disposal		4,585,513	2,567,629
Non-current assets or groups of assets classified as held for sale		582	1,629
Total non-current assets held for sale		582	1,629
Total current assets		4,586,095	2,569,258

Non-current assets
Other non-current financial assets	13.1	9,268	51,925
Other non-current non-financial assets	17	33,487	22,042
Non-current trade receivables,	13.2	6,172	11,165
Investments classified using the equity method of accounting	8.1-9.1	39,824	85,993
Intangible assets other than goodwill	15.1	179,658	178,407
Goodwill	15.1	34,596	41,966
Property, plant and equipment net	16.1	2,012,225	1,737,319
Right-of-use assets	14.1	52,608	30,024
Non-current tax assets	27.1	90,364	90,364
Total non-current assets		2,458,202	2,249,205
Total assets		7,044,297	4,818,463

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements December 31, 2021

Consolidated Classified Statements of Financial Position

Liabilities and Equity	Note N°	As of December 31, 2021	As of December 31, 2020
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	13.4	51,305	68,955
Lease liabilities, current	14.2	7,704	5,528
Trade and other payables, current	13.5	279,650	203,933
Trade payables due to related parties, current	12.6	-	606
Other current provisions	19.1	317,666	104,166
Current tax liabilities	27.2	166,935	22,643
Provisions for employee benefits, current	18.1	26,775	9,096
Other current non-financial liabilities	19.3	141,674	60,955
Total current liabilities		991,709	475,882
Non-current liabilities
Other non-current financial liabilities	13.4	2,587,732	1,899,513
Non-current lease liabilities	14.2	46,519	25,546
Non-current trade and other payables	13.5	3,813	4,027
Other non-current provisions	19.1	61,038	62,617
Deferred tax liabilities	27.3	110,416	156,101
Non-current provisions for employee benefits	18.1	27,099	32,199
Total non-current liabilities		2,836,617	2,180,003
Total liabilities		3,828,326	2,655,885

Equity
Equity attributable to owners of the Parent	20
Share capital		1,577,643	477,386
Retained earnings		1,648,032	1,638,267
Other reserves		(44,155)	7,432
Equity attributable to owners of the Parent		3,181,520	2,123,085
Non-controlling interests		34,451	39,493
Total equity		3,215,971	2,162,578
Total liabilities and equity		7,044,297	4,818,463

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements December 31, 2021

Consolidated Statements of Income

		For the period from January to December of the year
Consolidated Statements of Income	Note N°	2021	2020
		ThUS$	ThUS$
Revenue	23.1	2,862,315	1,817,191
Cost of sales	23.2	(1,772,208)	(1,334,321)
Gross profit		1,090,107	482,870
Other income	23.3	19,552	26,893
Administrative expenses	23.4	(118,893)	(107,017)
Other expenses	23.5	(60,605)	(99,612)
Impairment of financial assets and reversal of impairment losses	23.7	(235)	4,684
Other (losses) gains	23.6	(2,638)	(5,313)
Profit from operating activities		927,288	302,505
Finance income	23.10	4,668	13,715
Finance costs	16-23.9	(84,626)	(82,199)
Share of profit of associates and joint ventures accounted for using the equity method	8.1-9.3	11,132	8,940
Foreign currency translation differences	25	(17,241)	(4,423)
Profit before taxes		841,221	238,538
Income tax expense	27.3	(249,016)	(70,179)
Net profit		592,205	168,359
Profit attributable to:
Profit attributable to Owners of the Parent		585,454	164,518
Profit attributable to Non-controlling interests		6,751	3,841
		592,205	168,359

		For the period from January to December of the year
Earnings per share	Note N°	2021	2020
		ThUS$	ThUS$
Common shares
Basic earnings per share (US$ per share)		2.0496	0.6251
Diluted common shares
Earnings per share (US$ per share)		2.0496	0.6251

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements December 31, 2021

Consolidated Statements of Comprehensive Income

	For the period from January to December of the year
Consolidated Statements of Comprehensive Income	2021	2020
	ThUS$	ThUS$
Net profit	592,205	168,359
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Gains from measurements of defined benefit plans	4,679	974
(Losses) gains from financial assets measured irrevocably at fair value through other comprehensive income	(12,072)	9,784
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	(7,393)	10,758
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange gains	4,240	14,000
(Losses) from cash flow hedges	(52,762)	(3,706)
Total other comprehensive income that will be reclassified to profit for the year	(48,522)	10,294
Other items of other comprehensive income, before taxes	(55,915)	21,052
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income (tax) benefit relating to measurement of defined benefit pension plans through other comprehensive income	(142)	(145)
Income benefit (tax) relating to (losses) gains on financial assets measured irrevocably at fair value through other comprehensive income	3,818	(2,642)
Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year	3,676	(2,787)
Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year
Income (tax) benefit (expense) related to (losses) gains from cash flow hedges	14,246	1,001
Total income tax relating to components of other comprehensive income that will be reclassified to profit for the year	14,246	1,001

Total other comprehensive income	(37,993)	19,266
Total comprehensive income	554,212	187,625
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	546,846	183,941
Comprehensive income attributable to non-controlling interest	7,366	3,684
	554,212	187,625

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements December 31, 2021

Consolidated Statements of Cash Flows

		For the period from January to December of the year
Consolidated Statements of Cash Flows	Note N°	2021	2020
		ThUS$	ThUS$
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Cash receipts from sales of goods and rendering of services		2,705,250	1,940,720
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		1,902	14,763
Cash receipts derived from sub-leases		443	188
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(1,713,922)	(1,520,209)
Cash payments relating to variable leases		(1,313)	(1,117)
Other payments related to operating activities		(16,726)	(87,278)
Net cash generated from operating activities		975,634	347,067
Dividends received		11,663	5,387
Interest paid		(82,816)	(81,567)
Interest paid on lease liabilities		(1,587)	(1,133)
Interest received		2,747	17,046
Income taxes paid		(142,730)	(200,624)
Other cash inflows (1)		59,609	96,058
Net cash generated from operating activities		822,520	182,234

Cash flows from (used in) investing activities
Proceeds from the sale of equity instruments		16,413	-
Cash flows arising from the loss/gain of control of subsidiaries and other businesses		-	20,996
Proceeds from the sale of property, plant and equipment		672	1,680
Other payments to acquire interest in joint ventures		-	(16,949)
Proceeds from the sale of joint ventures		-	-
Acquisition of property, plant and equipment		(464,718)	(322,242)
Proceeds from sales of intangible assets		14,773	8,203
Proceeds related to futures, forward options and swap contracts		2,328	(6,902)
Purchases of intangible assets		-	(579)
Loans to related parties		13,086	(15,000)
Cash flows proceeds from the sale of interests in joint ventures		13,085	-
Purchase of other long-term assets		(8,071)	-
Other cash (outflows) inflows (2)		(594,511)	163,702
Cash flow used in investing activities		(1,006,943)	(167,091)

(1) Other inflows (outflows) of cash from operating activities include net increases (decreases) of value added tax, banking expenses, expenses associated with obtaining loans and taxes associated with interest payments.

(2) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements December 31, 2021

Consolidated Statements of Cash Flows

		For the period from January to December of the year
Consolidated Statements of Cash Flows	Note N°	2021	2020
		ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Repayment of lease liabilities		(7,960)	(8,015)
Proceeds from long-term loans		700,000	400,000
Payment of borrowings		(14,110)	(264,122)
Paid dividends		(571,702)	(221,995)
Capital stock increase		1,100,257	-
Net cash generated from financing activities		1,206,485	(94,132)

Net Increase in cash and cash equivalents before the effect of changes in the exchange rate		1,022,062	(78,989)
Effects of exchange rate fluctuations on cash and cash equivalents		(16,113)	(439)
Increase in cash and cash equivalents		1,005,949	(79,428)
Cash and cash equivalents at beginning of period		509,102	588,530
Cash and cash equivalents at end of period	10	1,515,051	509,102

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements December 31, 2021

Consolidated Statements of Changes in Equity

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2021	477,386	(11,569)	4,491	6,872	(8,680)	16,318	7,432	1,638,267	2,123,085	39,493	2,162,578
Net profit	-	-	-	-	-	-	-	585,454	585,454	6,751	592,205
Other comprehensive income	-	3,656	(38,516)	(8,254)	4,506	-	(38,608)	-	(38,608)	615	(37,993)
Comprehensive income	-	3,656	(38,516)	(8,254)	4,506	-	(38,608)	585,454	546,846	7,366	554,212
Sale of equity instruments irrevocably recognized in OCI	-	-	-	(9,764)	-	-	(9,764)	9,764	-	-	-
Dividends (1)	-	-	-	-	-	-	-	(585,453)	(585,453)	(12,408)	(597,861)
Capital stock increase (2)	1,100,257	-	-	-	-	-	-	-	1,100,257	-	1,100,257
Other decrease in equity	-	-	-	-	-	(3,215)	(3,215)	-	(3,215)	-	(3,215)
Total changes in equity	1,100,257	3,656	(38,516)	(18,018)	4,506	(3,215)	(51,587)	9,765	1,058,435	(5,042)	1,053,393
Equity as of December 31, 2021	1,577,643	(7,913)	(34,025)	(11,146)	(4,174)	13,103	(44,155)	1,648,032	3,181,520	34,451	3,215,971

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2020	477,386	(25,745)	7,196	(270)	(9,490)	14,086	(14,223)	1,623,104	2,086,267	48,205	2,134,472
Net Profit	-	-	-	-	-	-	-	164,518	164,518	3,841	168,359
Other comprehensive income	-	14,176	(2,705)	7,142	810	-	19,423	-	19,423	(157)	19,266
Comprehensive income	-	14,176	(2,705)	7,142	810	-	19,423	164,518	183,941	3,684	187,625
Dividends	-	-	-	-	-	-	-	(149,355)	(149,355)	(10,118)	(159,473)
Other increase (decrease) in equity	-	-	-	-	-	2,232	2,232	-	2,232	(2,278)	(46)
Total changes in equity	-	14,176	(2,705)	7,142	810	2,232	21,655	15,163	36,818	(8,712)	28,106
Equity as of December 31, 2020	477,386	(11,569)	4,491	6,872	(8,680)	16,318	7,432	1,638,267	2,123,085	39,493	2,162,578

(1)	See Note 20.7
(2)	See Note 1.7

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements December 31, 2021

Glossary

The Following capitalized terms in these financial statements (including their notes) will have the following meaning:

“ADS’’ American Depositary Shares;

“CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“CCHEN’’ Chilean Nuclear Energy Commission;

“CCS’’ cross currency swap;

“CINIIF’’ International Financial Reporting Interpretations Committee;

“CMF’’ Financial Market Commission;

“Directors’ Committee” The Company’s Directors’ Committee;

“Corporate Governance Committee’’ The Company’s Corporate Governance Committee;

“Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee;

“Lease Agreement’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;

“Corfo” Chilean Economic Development Agency;

“DCV’’ Central Securities Depository;

“DGA’’ General Directorate of Water Resources;

“Board” The Company’s Board of Directors;

“Dollar’’ o “US$’’ Dollars of the United States of America;

“DPA’’ Deferred Prosecution Agreement;

“EIEP’’ Passive foreign investment company;

“United States” United States of America;

“FNE’’ Chilean National Economic Prosecutor's Office;

“Management’’ the Company’s management;

"SQM Group’’ The corporate group composed of the Company and its subsidiaries

“Pampa Group’’ Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;

“IASB’’ International Accounting Standards Board;

“SSI’’ Staff severance indemnities;

Notes to the Consolidated Financial Statements December 31, 2021

“IFRIC’’ International Financial Reporting Interpretations Committee;

“IPC” Consumer Price Index;

“IRS” interest rate swap;

“Securities Market Law” Securities Market Law No. 18,045;

“Corporate Law'' Ley 18,046 on corporations;

“ThUS$'' thousands of Dollars;

“MUS$'' millions of Dollars;

“IAS” International Accounting Standard;

“IFRS” International Financial Reporting Standard;

“ILO” International Labour Organization;

“WHO” World Health Organization;

“Pesos’’ or “Ch$” Chilean pesos, legal tender in Chile;

“SEC’’ Securities and Exchange Commission;

“Sernageomin’’ National Geology and Mining Service;

“SIC’’ Standard Interpretations Committee;

“SII” Chilean Internal Revenue Service;

“SMA” Environmental Superintendent’s Office;

“Company” Sociedad Química y Minera de Chile S.A.;

“SQM Industrial” SQM Industrial S.A.;

“SQM NA” SQM North America Corporation;

“SQM Nitratos” SQM Nitratos S.A.;

“SQM Potasio” SQM Potasio S.A.;

“SQM Salar” SQM Salar S.A.;

“Tianqi” Tianqi Lithium Corporation; and

“UF” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

“WACC” Weighted Average Cost of Capital.

Notes to the Consolidated Financial Statements December 31, 2021

Note 1        Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. is an open stock corporation founded under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +(56 2) 2425-2000.

The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique, Level 1, 225 Dt Georges Tce Perth WA 6000, Australia.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

•	1700 (Mining)
•	2200 (Chemical products)
•	1300 (Investment)

1.4	Description of the nature of operations and main activities

The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.

(a) Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

(b) Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

(c) Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Notes to the Consolidated Financial Statements December 31, 2021

(d) Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan.

(e) Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

(f) Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

Notes to the Consolidated Financial Statements December 31, 2021

1.5	Other background

(a)	Employees

As of December 31, 2021, and 2020, the workforce was as follows:

	As of December 31, 2021			As of December 31, 2020
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	33	103	136	33	93	126
Professionals	117	1,639	1,756	108	1,696	1,804
Technicians and operators	275	3,914	4,189	267	3,310	3,577
Overall total	425	5,656	6,081	408	5,099	5,507

	As of December 31, 2021			As of December 31, 2020
Place of work	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
In Chile	425	5,246	5,671	408	4,672	5,080
Outside Chile	-	410	410	-	427	427
Overall total	425	5,656	6,081	408	5,099	5,507

(b)	Main shareholders

As of December 31, 2021, there were 1,500 shareholders.

Following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of December 31, 2021 and 2020, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of December 31, 2021	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	67,603,420	47.34%	23.67%
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	21.90%
Sociedad de Inversiones Pampa Calichera S.A. (2)	44,989,231	31.50%	-	-	15.75%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco de Chile via State Street	23,428	0.02%	9,178,379	6.43%	3.22%
Banco Santander via foreign investor accounts	-	-	8,856,091	6.20%	3.10%
Inv. Global Mining (Chile) Ltda.	8,798,539	6.16%	-	-	3.08%
Banco de Chile non-resident third party accounts	445	-	7,939,865	5.56%	2.78%
Banco de Chile via Citi NA New York Clients	67,463	0.05%	4,795,310	3.36%	1.70%
Inversiones la Esperanza de Chile Limitada	4,246,226	2.97%	-	-	1.49%
Larraín Vial S.A. Corredora de Bolsa	125,726	0.09%	3,653,614	2.56%	1.32%
AFP Habitat S.A. for Pension Fund C	-	-	2,914,292	2.04%	1.02%

Notes to the Consolidated Financial Statements December 31, 2021

Shareholders as of December 31, 2020	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	23.77%
The Bank of New York Mellon, ADRs	-	-	50,792,452	42.19%	19.30%
Sociedad de Inversiones Pampa Calichera S.A. (2)	44,894,152	31.43%	922,971	0.77%	17.41%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.91%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	-	3.34%
Euroamerica C de B S. A.	1,418	-	8,788,517	7.30%	3.34%
Banco Santander via foreign investor accounts	-	-	7,294,827	6.06%	2.77%
Banco de Chile via State Street	-	-	6,971,782	5.79%	2.65%
Banco de Chile non-resident third party accounts	-	-	6,129,339	5.09%	2.33%
Inversiones la Esperanza de Chile Limitada	4,147,263	2.90%	46,500	0.04%	1.59%
Banchile Corredora de Bolsa S. A.	459,202	0.32%	2,426,758	2.02%	1.10%
Banco de Chile on behalf of Citibank NA New York customers	177,463	0.12%	1,732,249	1.44%	0.73%

(1) As reported by DCV, which records the Company's shareholders' register as of December 31, 2021 and 2020, Inversiones TLC SpA, a subsidiary wholly owned Tianqi Lithium Corporation, is the direct owner of 62,556,568 shares of The Company equivalent to 21.90% of SQM’s shares. Tianqi Lithium Corporation it owns 5,275,318 Series B SQM shares as reported by Inversiones TLC Spa. So as of December 31, 2021, Tianqi Lithium Corporation owns 23.75% of SQM's total Series A shares and ADS holders of Series B shares. In other words, as of December 31, 2021, Tianqi Lithium Corporation directly and indirectly holds 23.75% of all SQM shares through Series A shares and ADS holders of Series B shares. As of December 31, 2020, Tianqi Lithium Corporation holds 25.86% of all SQM shares through Series A and B shares.

(2) As of December 31, 2021, Sociedad de Inversiones Pampa Calichera S.A. has 47,480,196 Series A and B shares; 2,490,965 Series B shares are held by different brokers. As of December 31, 2020, Sociedad de Inversiones Pampa Calichera S.A. has 57,235,201 Series A and B shares; 11,418,078 Series B shares are held by different brokers.

1.6	Covid-19

In January 2020, the WHO deemed COVID-19 a global pandemic. In March 2020, the Chilean Ministry of Health declared a nationwide State of Emergency. As a precaution, our management has implemented several measures to help reduce the speed at which the coronavirus spreads, including measures to mitigate the spread in the workplace, significant reductions in employee travel and a mandatory quarantine for people who have arrived from high risk destinations, in consultation with governmental and international health organization guidelines, and will continue to implement measures consistent with evolving coronavirus situation.

Notes to the Consolidated Financial Statements December 31, 2021

The Company reports on the following points in relation to the outbreak of the COVID-19 virus and its being declared to be a global pandemic by the WHO:

(1)	Regarding the financial and operational effects that this situation could mean for the Company, it is worth noting that the Company sells its products worldwide, with Asia, Europe and North America being its main markets. Border closures, decrease in commercial activity and difficulties and disruptions in the supply chains in the markets in which we sell have impacted our ability to fulfill our previous sales volume estimates, the impact on our sales volumes and average prices will depend on the duration of the virus in different markets, the efficiency of the measures implemented to contain the spread of the virus in each country and fiscal incentives that may be implemented in different jurisdictions to promote economic recovery.

For now, our operations have not seen any material impacts related to the outbreak of COVID-19 virus.

We have taken measures to mitigate the impacts of this health emergency on our employees and limit the impact it could have on our operations (described below in point 2).

(2)	Regarding the measures that management has adopted or intends to adopt to mitigate possible financial and/or operational effects, we inform that the Company has implemented a series of measures in its operations in Chile and abroad that seek to protect its workers and reduce the speed at which the virus spreads. The measures adopted by the Company are:

(a)	The flexibility of the working day, arrival and departure times, together with the incentive to work from home in those cases where this is possible.
(b)	Avoidance of crowds, seminars and large meetings in the Company´s offices and operating facilities.
(c)	Strengthening personal hygiene protocols (use of alcohol-based gel, masks, etc.) and sanitation in plants, cafeterias and offices.
(d)	Significant reduction in domestic and international travel, along with obligatory quarantine for people who have arrived from high risk destinations.
(e)	The costs associated with the measures implemented by the company correspond primarily to increased expenses in transportation, supplies, room and board, among others.

(3)	We hereby inform that we do not currently have any other information that management believes is relevant to provide.

1.7	Capital stock increase

On April 28, 2021, the Company completed a US$1.1 billion capital stock increase. The capital stock increase was approved at an extraordinary shareholders’ meeting held by the Company on January 22, 2021. It included a mandatory 30-day pre-emptive rights offering, under Chilean law, to existing holders of the Company’s Series B common stock and a corresponding pre-emptive rights offering to existing holders of American Depositary Shares (ADSs). Existing shareholders received transferable share rights to subscribe for shares of Series B common stock at a subscription price of US$50 per share and the share rights were traded in Chile on the Santiago Stock Exchange and the Electronic Stock Exchange. Existing ADS holders received transferable ADS rights to subscribe for ADSs at a subscription price of US$50 per ADS and the ADS rights were traded in the U.S. on the New York Stock Exchange. The pre-emptive rights offerings ended on April 24, 2021 with respect to the share rights in Chile and on April 19, 2021 with respect to the ADS rights in the U.S. Of the 22,441,932 new Series B shares offered in the pre-emptive rights offerings, a total of 21,687,549 Series B shares (including shares in the form of ADSs), i.e. almost 97% of the Serie B shares offered, were subscribed in the preemptive rights offerings. The remaining 754,383 Series B shares that were not subscribed for in the pre-emptive rights offerings were offered and placed in auctions conducted through the Santiago Stock Exchange to investors in Chile and outside Chile (including in the United States) on April 28, 2021, at an average price of approximately US$54 per share.

As of December 31, 2021, contributed capital is US$ 1.1 billion net of expenses and others for ThUS 24,503.

1.8	Approval of investment in Mount Holland

On February 17, 2021, the Board of Directors approved the investment in the Mount Holland lithium project in Western Australia. SQM's share of the project investment is expected to be approximately US$700 million, between 2021 and 2025. The feasibility study confirms an expected initial production capacity of 50,000 metric tons of lithium hydroxide during the second half of 2024. See Note 9.5.

Notes to the Consolidated Financial Statements December 31, 2021

Note 2      Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

(a)	Consolidated Statements of Financial Position as of December 31, 2021 and 2020.

(b)	Consolidated Statements of Income for the periods from January 1 to December 31, 2021 and 2020.

(c)	Consolidated Statements of Comprehensive Income from January 1 to December 31, 2021 and 2020.

(d)	Consolidated Statements of Changes in Equity for the periods ended December 31, 2021 and 2020.

(e)	Consolidated Statements of Cash Flows for the periods ended December 31, 2021 and 2020.

2.2	Consolidated financial statements

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with IFRS and represent the full, explicit and unreserved adoption of IFRS, issued by the International Accounting Standards Board.

These consolidated financial statements fairly reflect the Company’s financial position, as of December 31, 2021 and 2020, the comprehensive results of operations, changes in equity and cash flows occurring for the years then ended.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

Notes to the Consolidated Financial Statements December 31, 2021

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

(a)	Inventories are recorded at the lower of cost and net realizable value.

(b)	Financial derivatives measured at fair value.

(c)	Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.

2.4	Accounting pronouncements

New accounting pronouncements

(a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2021:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Reform to the referential interest rate (IBOR)- Phase 2” Published in August 2020.	These amendments provide certain simplifications in relation to the reform to the referential interest rates, including the replacement of a reference rate by an alternative.	01-01-2021

Amendment to IFRS 16 “Lease Concessions” - Published in March 2021.	This amendment extends by one year the period of application of the practical case of IFRS 16 Leases (contained in the amendment to that standard published in May 2020), with the purpose of assisting lessees in accounting for COVID-19 related rental concessions. The amendment is effective for annual periods beginning on or after April 1, 2021. However, early adoption is permitted even for financial statements not authorized for issue as of March 31, 2021.	01-01-2021

Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the company’s consolidated financial statements.

Notes to the Consolidated Financial Statements December 31, 2021

(b)	Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2021 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 1 “Presentation of financial statements” on classification of liabilities.	These amendments clarify that the liabilities will be classified as current or non-current depending on the rights that exist at the close of the reporting period. The classification is not affected by the expectations of the entity or the events subsequent to the report date (for example, the receipt of a waiver or noncompliance with the pact). The amendment also clarifies what IAS 1 means when referring to “liquidation” of a liability. The amendment must be applied retroactively in accordance with IAS 8.	01-01-2024

Reference to the Conceptual Framework - Amendments to IFRS 3.	Minor modifications were made to IFRS 3 “Definition of a Business” to update references to the conceptual framework for financial reporting without changing the requirements of business combinations.	01-01-2022

Amendment to IAS 16 “Property, plant and equipment”.	This prohibits companies from deducting from the cost of the property any revenue received from the sale of articles produced while the company is preparing the asset for its anticipated use. The company must recognize this sales revenue and associated costs in the profit or loss for the fiscal year.	01-01-2022

Amendment to IAS 37, “Provisions, contingent liabilities and contingent assets”.	This clarifies for onerous contracts which inevitable costs a company must include to assess whether a contract will result in a loss.	01-01-2022

Annual improvements to IFRS standards, 2018-2020 cycle. The following improvements were finalized in May 2020:
IFRS 9 Financial Instruments.	This clarifies which fees must be included in the 10% test for the derecognition of financial liabilities.	01-01-2022

IFRS 16 Leases.	Modification of illustrative example 13 to eliminate the illustration of lessor payments in relation to improvements to rental properties, to eliminate any confusion as to the treatment of lease incentives.	01-01-2022

Amendments to IAS 1: “Presentation of the Financial Statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors”.	The amendments are intended to improve disclosures of accounting policies and to help users of financial statements distinguish between changes in accounting estimates and changes in accounting policies.	01-01-2023

Amendment to IAS 12 - Deferred taxes related to assets and liabilities that arise from a single transaction.	These amendments require companies to recognize deferred taxes on transactions that result in equal amounts in taxable and deductible temporary differences in the initial recognition.	01-01-2023

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”, Published in September 2014.	These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.	undetermined

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

Notes to the Consolidated Financial Statements December 31, 2021

2.5	Basis of consolidation

(a)	Subsidiaries

The Company established control as the basis of consolidation of its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidation of a subsidiary starts when the SQM Group controls it and it is no longer included in the consolidation when this control is lost.

Subsidiaries are consolidated through a line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.

Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the SQM Group or until the date when this control ends, as relevant.

To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

The details of the consolidated companies can be found in Note 7.

Notes to the Consolidated Financial Statements December 31, 2021

2.6	Investments in associates and joint ventures

Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

(a)	Joint operations

The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement.

(b)	Joint ventures and investments in associates

Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity accounting method. Significant influence is presumed when the investor owns over 20% of the investee’s share capital. The investment is recognized using this method in the statement of financial position at cost plus changes subsequent to acquisition and includes the proportional share of the associate’s equity. For these purposes, the percentage interest in the associate is used. The associated acquired goodwill is included in the investee’s book value and is not amortized. The debit or credit to the income statement reflects the proportional share of the profit or loss of the associate.

Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.

Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.

Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.

Notes to the Consolidated Financial Statements December 31, 2021

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars, without decimal places, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

3.3	Accounting policy for foreign currency translation

(a)	SQM Group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“foreign currency translation reserve”). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Financial Statements December 31, 2021

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

	Closing exchange rates		Average exchange rates
Currencies	As of December 31, 2021	As of December 31, 2020	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	5.57	5.18	5.66	5.14
New Peruvian sol	3.99	3.62	4.04	3.60
Japanese yen	115.18	103.30	113.87	103.81
Euro	0.88	0.81	0.88	0.82
Mexican peso	20.54	19.93	20.90	19.97
Australian dollar	1.38	1.30	1.40	1.33
Pound Sterling	0.74	0.74	0.75	0.74
South African rand	15.94	14.61	15.88	14.88
Chilean peso	844.69	710.95	849.46	731.92
Chinese yuan	6.38	6.51	6.37	6.53
Indian rupee	74.42	73.30	75.40	73.65
Thai Baht	33.32	29.94	33.55	30.08
Turkish lira	13.28	7.36	13.54	7.70
UF (*)	36.69	40.89	36.48	39.73

(*) US$ per UF

(b)           Transactions and balances

The Company’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of SQM Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Financial Statements December 31, 2021

3.4	Consolidated statement of cash flows

Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows present cash transactions performed during the period, determined using the direct method.

3.5	Financial assets accounting policy

Management determines the classification of its financial assets at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

In the initial recognition, the Company measures its financial assets at fair value more or less, in the case of a financial asset that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset on the date when the Company commits to the purchase or sale of an asset. In the case of account receivables and other accounts receivables, the transaction price at the initial recognition is measured.

After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows:

(a)	Financial instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (ii) cash equivalents; (iii) related party receivables; (iv) trade debtors; (v) other receivables.

(b)	Financial instruments at fair value. A financial asset should be measured at fair value through profit or loss or fair value through other comprehensive income, depending on the following:

(i)	"Fair Value Through Other Comprehensive Income": Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method.
(ii)	"Fair Value Through Profit and Loss": Assets that do not meet the amortized cost or "Fair Value Through Other Comprehensive Income" criteria are valued at "Fair Value Through Profit and Loss".

(c)	Financial equity assets at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the SQM Group has irrevocably chosen to recognize in this category. Amounts presented in other comprehensive income will not be subsequently transferred to profit or loss.

Notes to the Consolidated Financial Statements December 31, 2021

3.6	Financial assets impairment

The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk.

The Company applies simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.

The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for contract assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments.

Impairment losses from receivables and contract assets are shown as net impairment losses in the line “Impairment of financial assets and reversal of impairment losses,” see Note 23.7. The subsequent recovery of previously canceled amounts are credited to the same line.

3.7	Financial liabilities

Management determines the classification of its financial liabilities at fair value or at amortized cost. The classification depends on the business model of the entity to manage the financial liabilities and the contractual terms of the cash flows.

At the initial recognition, the Company measures its financial liabilities by their fair value more or less, in the case of a financial liability that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial liability. After initial recognition, the Company measures its financial liabilities at amortized cost unless the Company, at the initial moment, irrevocably designates the financial liability as measured at fair value through profit or loss.

Financial liabilities measured at amortized cost are commercial accounts payable and other accounts payable and other financial liabilities.

Amortized cost is based using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.

Financial liabilities are recorded as not current when they mature in more than 12 months and as current when they mature in less than 12 months.

3.8	Reclassification of financial instruments

When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

3.9	Financial instruments derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished from the principle responsibility contained in the liability.

Notes to the Consolidated Financial Statements December 31, 2021

3.10	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

b)	Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 13.3. Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the hedged item is less than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

b)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized with a debit or credit to income, as appropriate depending on the nature of the hedged risk. The amounts accumulated in net equity are carried over to results when the hedged items are settled or when these have an impact on results.

When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs.

When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

Notes to the Consolidated Financial Statements December 31, 2021

3.11	Derivative financial instruments not considered as hedges

Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the results of the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.

The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of December 31, 2021, and 2020, the Company does not have any embedded derivatives.

3.12	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets.

3.13	Leases

(a)	Right-of-use assets

The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment.

(b)	Lease liabilities

On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.

When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.

Payments made that affect lease liabilities are presented as part of the financing activities in the cash flow statement.

Notes to the Consolidated Financial Statements December 31, 2021

(c)	Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.

(d) Significant judgments in the determination of the lease term for contracts with renewal options.

The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.

The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.

3.14	Inventory measurement

The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

(a)	Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.

(b)	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

(c)	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

(d)	Provisions undertaken by business subsidiaries: these are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Notes to the Consolidated Financial Statements December 31, 2021

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized at the moment they are detected. The company has a provision that makes quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

3.15	Non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.

3.16	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction.

3.17	Property, plant and equipment

Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

(a)	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

(b)	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the and its subsequent variation is recorded directly in results.

Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

Notes to the Consolidated Financial Statements December 31, 2021

3.18	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives are reviewed on an annual basis.

Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	Life or average rate in years
Mining assets	3	10	7
Energy generating assets	3	16	9
Buildings	3	25	14
Supplies and accessories	2	10	7
Office equipment	5	10	9
Transport equipment	5	9	7
Network and communication equipment	4	10	5
IT equipment	4	11	7
Machinery, plant and equipment	2	25	13
Other fixed assets	3	20	10

3.19	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.20	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, emission rights, commercial brands, costs for rights of way for electricity lines, license costs and the development of computer software and mining property and concession rights, client portfolio and commercial agent.

Notes to the Consolidated Financial Statements December 31, 2021

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into:

i) Finite rights with amortization using the straight-line method, and

ii) Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company, which are subject to an annual impairment assessment.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible asset. Amounts paid are capitalized at the date of the agreement and amortized in the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the SQM Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

(e)        Estimated useful lives or amortization rates used for finite identifiable intangible assets

The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030.

The estimated useful life for software which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Notes to the Consolidated Financial Statements December 31, 2021

f)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Water rights	5 years	Indefinite
Rights of way	Indefinite	Indefinite
Corfo Mining properties (1)	9 years	9 years
Mining rights	Unit-production method
Intellectual property	9 years	9 years
IT programs	2 years	8 years

(1) Mining properties owned by CORFO and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030.

3.21	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.22	Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to expenses associated with exploration and assessment of these resources:

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used.

(a) Limestone and metallic exploration

These assets are included in Other Non-Current Non-Financial Assets, and the portion related to the area to be exploited in the year are reclassified to Current Inventory, if applicable.

(b) Exploration in Salar de Atacama

Exploration expenses in Salar de Atacama are included in non-current assets under Property, Plant and Equipment and are mainly bore holes that can also be used to exploit the deposit or monitoring, which are amortized over 9 years.

(c) Exploration and evaluation at the Mt. Holland Project

Mount Holland exploration and evaluation expenditure is included in Property, plant and equipment, specifically in Construction in Progress. See Note 1. 8.

Notes to the Consolidated Financial Statements December 31, 2021

3.23	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

For assets other than goodwill, the SQM Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function.

For assets other than goodwill, a previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

Assets with indefinite lives are assessed for impairment annually.

The current value of future cash flows generated by these assets has been estimated given the variation in sales volumes, market prices and costs, discounted with a WACC rate. For December 31, 2021, the WACC rate was 9.90%.

3.24	Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings. (See Note 20.5).

3.25	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

Notes to the Consolidated Financial Statements December 31, 2021

3.26	Other provisions

Provisions are recognized when:

•         The Company has a present, legal or constructive obligation as the result of a past event.

•         It is more likely than not that certain resources must be used, to settle the obligation.

•         A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

3.27	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 18.4).

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-Current Provisions for Employee Benefits” (refer to Note 18.4).

3.28	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the results for the period (see Note 18.6).

Notes to the Consolidated Financial Statements December 31, 2021

3.29	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenues are recognized when the specific conditions for each income stream are met, as follows:

(a)       Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)      Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)       Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.30	Finance income and finance costs

Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in profit or loss using the effective interest rate method.

3.31	Current income tax and deferred

Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances based on the most probable amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

Notes to the Consolidated Financial Statements December 31, 2021

In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Income tax and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in income or equity, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets is reviewed and recognized only if it is probable that future taxable amounts will be available to allow the recovery of all or a portion of the deferred tax assets.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used. The deferred taxes related to items directly recognized in equity is registered with effect on other comprehensive income and not with effect on income.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

The recognized deferred tax assets refer to the amount of income tax to recover in future periods, related to:

a)	deductible temporary differences;
b)	compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and
c)	compensation for unused credits from prior periods.

The Company recognizes deferred tax assets when it has the certainty that they can be offset with tax income from subsequent periods, unused tax losses or credits to date, but only when this availability of future tax income is probable and can be used for offsetting these unused tax losses or credits.

The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences.

The Company does not recognize deferred tax liabilities in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associates, or with joint ventures, because based on the standard, the two following conditions both apply:

(i)	the parent company, investor or shareholder is capable of controlling the moment of the reversal of temporary differences; and
(ii)	it is probable that the temporary difference will not be reversed in the foreseeable future.

Moreover, the Company does not recognize deferred tax assets for all the deductible temporary differences that originate from investments in subsidiaries, branches and associates, or from joint ventures, because it is unlikely that they meet the following requirements:

(i)	temporary differences are reversed in the foreseeable future; and
(ii)	there is taxable profit available against which temporary differences can be used.

Notes to the Consolidated Financial Statements December 31, 2021

3.32	Operating segment reporting

IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments.

3.33	Primary accounting criteria, estimates and assumptions

Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full.

In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

•	Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.20, 15 and 16).

•	Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16).

•	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18).

•	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 21). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements December 31, 2021

•	Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), and related allowance.

•	Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation. (See Note 11).

Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.

3.34	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Notes to the Consolidated Financial Statements December 31, 2021

Note 4	Financial risk management

4.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, credit risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.

Notes to the Consolidated Financial Statements December 31, 2021

4.2	Risk Factors

(a)	Credit risk

A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company's operations.

Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covers the risk of insolvency and unpaid invoices corresponding to 80% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 13.2 b) and the related accounting policy can be found in Note 3.6.

Bank Notes: These are negotiable promissory notes issued by a bank payable at maturity. They are accepted based on the credit quality of the issuing banks.

No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2020, and no modifications have been made to contractual cash flows that have been significant during this period.

Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments.

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

Financial institution	Financial assets	Rating			As of December 31, 2021
		Moody´s	S&P	Fitch	ThUS$
Banco crédito e Inversiones	Time deposits	P-1	A-2	F2-	9,752
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	8,001
Banco Santander – Santiago	Time deposits	P-1	A-2	-	9,052
Scotiabank Sud Americano	Time deposits	P-1	A-1	F1+	10,750
Other banaanks	Time deposits	-	-	F1+	200,100
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	381,297
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	233,648
Total					852,600

Notes to the Consolidated Financial Statements December 31, 2021

Financial institution	Financial assets	Rating			As of December 31, 2021
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	-	34,325
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	195,471
Banco Santander – Santiago	Time deposits	P-1	A-2	-	65,899
Scotiabank Sud Americano	Time deposits	P-1	A-1	F1+	289,421
Sumitomo Mitsui Banking	Time deposits	P-1	-	F1	320,054
Total					905,170

Financial institution	Financial assets	Rating			As of December 31, 2020
		Moody´s	S&P	Fitch	ThUS$
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	9,002
Banco de Chile	Time deposits	P-1	A-1	-	10,503
Banco Estado	Time deposits	P-1	A-1	-	1,001
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	7,299
Banco Santander – Santiago	Time deposits	P-1	A-1	-	16,702
Scotiabank Sud Americano	Time deposits	-	-	F1+	7,002
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	102,753
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	107,625
Other banks with lower balances	Time deposits	-	-	-	86
Total					261,973

Financial institution	Financial assets	Rating			As of December 31, 2020
		Moody´s	S&P	Fitch	ThUS$
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	185,589
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	49,006
Banco Santander – Santiago	Time deposits	P-1	A-1	-	45,168
Banco Scotiabank Sud Americano	Time deposits	-	-	F1+	31,668
JP Morgan Asset Management	Investment fund	P-1	A-1	N1+	34,028
Total					345,459

Notes to the Consolidated Financial Statements December 31, 2021

Financial institution	Financial assets	Rating			As of December 31, 2021
		Moody´s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	+	-	-	860
Bank of China Limited	Bank notes	+	-	-	4,167
Bank of Communications	Bank notes	+	-	-	7,422
China CITIC Bank Corp Ltd	Bank notes	++	-	-	2,623
China Construction Bank Corporation	Bank notes	+	-	-	7,122
China Everbright Bank Co. Ltd	Bank notes	++	-	-	6,569
China Merchants Bank	Bank notes	+	-	-	22,628
China Minsheng Bank Corporation	Bank notes	-	-	++	784
Industrial & Commercial Bank of China Limited	Bank notes	+	-	-	353
Industrial Bank	Bank notes	+	-	-	6,615
Ping An Bank	Bank notes	++	-	-	8,391
Shanghai Pudong Development Bank Co. Ltd	Bank notes	++	-	-	7,905
China Development Bank	Bank notes	-	-	+	16,807
Postal Savings Bank of China	Bank notes	-	+	-	4,718
KEB Hana Bank (China)	Bank notes	+	-	-	1,121
Total					98,085

(+) Good credit rating

(++) Satisfactory credit rating

(b)	Currency risk

The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company's business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase to these accounting costs, which would be reflected in the Company’s profit and loss. By the fourth quarter of 2021, approximately US$ 530 million accumulated in expenses are associated with the Peso.

As of December 31, 2021, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all of the bond liabilities denominated in UF, for a liability at fair value of US$ 81.85 million, this significant variation is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2020, an asset was recognized amounting to US$ 18.41 million.

Furthermore, on of December 31, 2021, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative term deposits in UF and in pesos, at a fair value of US$ 12.61 million in assets. On December 31, 2020, a liability was recognized for an amount of US$ 21 million.

The Company had the following derivative contracts as of December 31, 2021 (at the absolute value of the sum of their notional values), to hedge the difference between its assets and liabilities: US$ 85.25 CLP/US dollar derivative contracts, US$ 60.98 Euro/US dollar derivative contracts, US$ 37.07 million in South African rand/US dollar derivative contracts, US$ 207.64 million in Chinese renminbi/US dollar derivative contracts, US$ 57.51 million in Australian dollar/US dollar derivative contracts and US$ 11.95 million in other currencies.

Notes to the Consolidated Financial Statements December 31, 2021

These derivative contracts are held with domestic and foreign banks, which have the following credit ratings.

Rating
Financial institution	Financial assets	Moody´s	S&P	Fitch
Banco Estado	Derivative	P-1	A-1	-
Merrill Lynch International	Derivative	-	A+	AA
Banco Itau-Corpbanca	Derivative	P-2	A-2	-
JP Morgan	Derivative	Aa2	A+	AA
Morgan Stanley	Derivative	A+	BBB+	A
The Bank of Nova Scotia	Derivative	A	A-	AA-

(c)	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.

The Company maintains current and non-current financial debt at fixed rates and LIBOR rate plus spread.

As of December 31, 2021, the Company ha 2.7% of its financial liabilities linked to variations in the LIBOR rate. 100% of these obligations are covered by derivative instruments classified as interest rate hedging; therefore, a significant rate increase would not impact our financial condition.

(d)	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio1, which enables it to cover current obligations with clearance. (As of December 31, 2021, this was 4.76 and 5.40 for December 31, 2020).

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect The Company’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

The Company constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2021, the Company had unused, available revolving credit facilities with banks, for a total of US$ 489 million.

The position in other cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

1 All current assets divided by all current liabilities.

Notes to the Consolidated Financial Statements December 31, 2021

	Nature of undiscounted cash flows
As of December 31, 2021 (Figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.08	1.05	70.64	-	71.69
Unsecured obligations	2,518.64	108.06	924.03	2,980.91	4,013.00
Sub total	2,588.72	109.11	994.67	2,980.91	4,084.69
Hedging liabilities	85.25	12.38	31.58	39.70	83.66
Derivative financial instruments	1.67	1.67	-	-	1.67
Sub total	86.92	14.05	31.58	39.70	85.33
Current and non-current lease liabilities	54.22	8.88	30.97	29.08	68.93
Trade accounts payable and other accounts payable	279.65	279.65	-	-	279.65
Total	3,009.51	411.69	1,057.22	3,049.69	4,518.6

	Nature of undiscounted cash flows
As of December 31, 2020 (Figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.08	0.94	71.40	-	72.34
Unsecured obligations	1,872.09	88.22	927.17	1,727.14	2,742.53
Sub total	1,942.17	89.16	998.57	1,727.14	2,814.87
Hedging liabilities	40.21	6.06	12.34	11.07	29.47
Derivative financial instruments	5.39	5.39	-	-	5.39
Sub total	45.60	11.45	12.34	11.07	34.86
Current and non-current lease liabilities	31.07	6.40	21.04	7.17	34.61
Trade accounts payable and other accounts payable	203.93	203.93	-	-	203.93
Total	2,222.77	310.94	1,031.95	1,745.38	3,088.27

As of December 31, 2021, the nominal value of the agreed cash flows in US dollars of the CCS contracts were ThUS$ 549,239 (ThUS$ 565,295 as of December 31, 2020).

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the SQM Group. See Note 13.8.

Notes to the Consolidated Financial Statements December 31, 2021

Note 5	Separate information on the main office, parent entity and joint action agreements

5.1	Parent’s stand-alone assets and liabilities

Parent’s stand-alone assets and liabilities	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Assets	5,988,757	4,171,768
Liabilities	(2,807,237)	(2,048,683)
Equity	3,181,520	2,123,085

5.2	Parent entity

Pursuant to Article 99 of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Financial Statements December 31, 2021

Note 6	Board of Directors, Senior Management and Key management personnel

6.1	Remuneration of the Board of Directors and Senior Management

(a)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2019, which included the election of 2 independent directors.

As of December 31, 2021, the Company included the following committees and committee members:

-	Directors’ Committee: This committee is comprised by Georges de Bourguignon, Laurence Golborne Riveros y Alberto Salas Muñoz, and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in accordance with the US-based Sarbanes Oxley law.
-	The Company’s Health, Safety and Environment Committee: This committee is comprised of Gonzalo Guerrero Yamamoto, Patricio Contesse Fica y Ashley Ozols[1].
-	Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fica y Francisco Ugarte Larrain.

During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. Except for a consulting contract between the Company and the Director Gonzalo Guerrero as disclosed in Note 12. There were no other transactions conducted between the Company, its directors or members of Senior Management.

(b)	Board of Directors’ Compensation

Directors’ compensation differs according to the period during the corresponding year. Thus, from April 22, 2020 to April 23, 2021 (Period 2020), Directors’ compensation was determined by the annual general shareholders' meeting held on April 22, 2020. While for the following period (Period 2021), Directors’ compensation was determined by the annual general shareholders' meeting held on April 23, 2021. For each of these periods, Directors’ compensation is detailed as follows:

Period 2020:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.09% of the net liquid income earned by the Company in 2020;
(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.045% of the net liquid income earned by the Company in 2020.

Period 2021:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.12% of the net liquid income that the Company effectively obtains during the 2021;
(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the 2021.

1Ashley Ozols was appointed a Director on December 22, 2021 to replace Mr. Robert Zatta who renounced his position with effect from December 21, 2021.

Notes to the Consolidated Financial Statements December 31, 2021

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the CMF (formerly Superintendence of Banks and Financial Institutions) the Chilean Central Bank or any other relevant institution that replaces them.

Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of December 31, 2021 amounted to ThUS$ 3,749 and as of December 31, 2020 to ThUS$ 4,553.

(c)	Directors’ Committee compensation

Directors' Committee compensation differs according to the period during the corresponding year. Thus, for the Period 2020, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 22, 2020. While for the Period 2021, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 23, 2021. For each of these periods the compensation of the Directors Committee comprises:

Period 2020:

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.015% of total net profit that the Company effectively obtains during the 2020 fiscal year.

Period 2021:

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2021 fiscal year.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the CMF (formerly Superintendence of Banks and Financial Institutions) the Chilean Central Bank or any other relevant institution that replaces them.

(d)	Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2020 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2021 period, this remuneration remains unchanged.

(e)	Corporate Governance Committee

The remuneration for this committee for the 2020 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2021 period, this remuneration remains unchanged.

(f)	Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

Notes to the Consolidated Financial Statements December 31, 2021

(g)	Senior management compensation:

(i)	This includes monthly fixed salary and variable performance bonuses. (See Note 6.2)
(ii)	The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.
(iii)	In addition, there are retention bonuses for its executives (see Note 18.6)

(h)	Guarantees pledged in favor of the Company’s management

No guarantees have been pledged in favor of the Company’s management.

(i)	Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

The Company’s Management and Directors do not receive or have not received any benefit during the ended December 31, 2021 and 2020 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

6.2	Key management personnel compensation

As of December 31, 2021 and 2020, the number of the key management personnel is 127 and 126, respectively.

Key management personnel compensation	For the year ended December 31, 2021	For the year ended December 31, 2020
	ThUS$	ThUS$
Key management personnel compensation	31,560	23,770

Please also see the description of the compensation plan for executives in Note 18.6.

Notes to the Consolidated Financial Statements December 31, 2021

Note 7	Background on companies included in consolidation and non-controlling interests

7.1	Background on companies included in consolidation

The following tables detail general information as of December 31, 2021 on the companies in which the SQM Group exercises control and significant influence:

			Country of	Functional	Ownership Interest
Subsidiaies	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio S.A.	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	-	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285, Las Condes	Chile	Peso	-	70.0000	70.0000
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Peso	-	100.0000	100.0000
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.000	100.0000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000
SQM Perú S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	Dollar	0.0091	99.9909	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.7100	99.2900	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	Dollar	0.1597	99.8403	100.0000

(1)	SQM controls Soquimich Comercial, which in turn controls Comercial Agrorama Ltda, SQM has management control over Comercial Agrorama Ltda.

Notes to the Consolidated Financial Statements December 31, 2021

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol CP 45050, Zapopan, Jalisco México	Mexico	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	1.6700	98.3300	100.0000
SQM Lithium Specialties Limited Partnership	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer	Panama	Dollar	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930, FAUVILLE	France	Dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000
Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Holland	Dollar	-	100.0000	100.0000
SQM Iberian S.A.	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Waterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.9960	99.9960
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.0000	100.0000
SQM International N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai	China	Dollar	-	100.0000	100.0000
SQM Korea LLC	Foreign	Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea	Korea	Dollar	-	100.0000	100.0000
SQM Holland B.V.	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	Dollar	-	100.0000	100.0000

Notes to the Consolidated Financial Statements December 31, 2021

7.2	Assets, liabilities, results of consolidated subsidiaries as of December 31, 2021.

	Assets		Liabilities			Net profit	Comprehensive
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	(loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	331,753	56,707	286,526	8,879	167,681	35,691	35,816
SQM Potasio S.A.	131,046	1,370,728	347,292	22,929	5,256	431,920	432,314
Serv. Integrales de Tránsito y Transf. S.A.	9,536	34,535	22,643	7,213	31,859	5,061	5,116
Isapre Norte Grande Ltda.	875	711	740	156	3,956	114	90
Ajay SQM Chile S.A.	22,779	2,020	7,028	666	47,269	1,569	1,569
Almacenes y Depósitos Ltda.	215	48	-	-	-	(27)	(209)
SQM Salar S.A.	1,486,477	1,193,180	1,554,539	236,477	1,502,804	472,970	473,269
SQM Industrial S.A.	941,083	706,733	474,186	88,935	896,391	200,127	202,660
Exploraciones Mineras S.A.	14,402	22,710	6,799	-	374	457	457
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	217	404	270	214	3,151	3	14
Soquimich Comercial S.A.	129,905	13,364	64,720	10,806	158,917	15,056	15,134
Comercial Agrorama Ltda.	580	778	3,327	18	1,780	185	185
Comercial Hydro S.A.	4,829	9	13	2	28	(8)	(8)
Agrorama S.A.	42	-	4,684	2	166	52	53
Orcoma SpA	4	8,814	6,507	-	-	(23)	(23)
Orcoma Estudio SpA	6,481	166	1,965	78	-	451	451
SQM MaG SPA	1,457	482	818	4	3,705	239	240
Sociedad Contractual Minera Búfalo	114	1,040	1,137	-	-	(6)	(6)
SQM North America Corp.	155,670	21,524	134,033	1,947	299,953	3,158	4,889
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	116	-	-	(28)	(28)
Nitratos Naturais do Chile Ltda.	-	127	3,075	-	-	36	36
SQM Corporation N.V.	2,767	62,326	3,621	-	-	17,715	17,754
SQM Perú S.A.	26	-	83	-	-	2	2
SQM Ecuador S.A.	34,778	895	30,594	72	52,302	685	685
SQM Brasil Ltda.	193	1	451	2,088	-	(96)	(96)
Subtotal	3,280,384	3,497,302	2,955,167	380,486	3,175,592	1,185,303	1,190,364

Notes to the Consolidated Financial Statements December 31, 2021

	Assets		Liabilities			Net profit	Comprehensive income (loss)
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	(loss)	Currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	32,157	17,984	1,707	-	-	2,929	2,929
SQM Japan Co. Ltd.	37,503	217	34,193	219	88,326	123	123
SQM Europe N.V.	474,845	2,947	359,325	2,076	904,652	58,531	58,531
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	155	145	-	-	-	-	-
SQM Virginia LLC	14,798	14,340	14,798	-	-	(1)	(1)
SQM Comercial de México S.A. de C.V.	116,391	7,620	72,905	1,680	266,483	12,741	12,741
SQM Investment Corporation N.V.	13,959	184,791	5,682	866	-	52,196	52,313
Royal Seed Trading Corporation A.V.V.	34	-	18,911	-	-	(46)	(46)
SQM Lithium Specialties LLP	15,746	3	1,264	-	-	-	-
Comercial Caimán Internacional S.A.	256	-	1,122	-	-	(2)	(2)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	133	9	362	-	1,580	50	50
SQM Nitratos México S.A. de C.V.	102	2	16	-	713	31	31
Soquimich European Holding B.V.	10,552	236,960	480	-	-	70,150	70,306
SQM Iberian S.A.	81,122	2,657	53,155	549	132,690	6,353	6,353
SQM Africa Pty Ltd.	55,567	1,138	43,852	-	91,251	2,000	2,000
SQM Oceania Pty Ltd.	6,980	-	4,735	-	3,918	(3)	(3)
SQM Beijing Commercial Co. Ltd.	2,300	4	42	-	5,465	88	88
SQM Thailand Limited	3,191	-	8	-	-	(272)	(272)
SQM Colombia SAS	10,395	228	9,870	42	19,902	568	568
SQM International NV	30,021	698	13,912	3,813	99,399	1,473	1,473
SQM Shanghai Chemicals Co. Ltd.	473,004	176	421,794	-	488,971	46,172	46,172
SQM Australia Pty Ltd.	90,091	279,782	15,858	20,715	-	(5,776)	(5,776)
SQM Korea LLC	23,426	148	24,168	-	13,460	(1,262)	(1,262)
SQM Holland B.V.	8,889	14,411	3,095	-	24,546	654	654
Subtotal	1,501,965	764,266	1,101,369	29,960	2,141,356	246,697	246,970
Total	4,782,349	4,261,568	4,056,536	410,446	5,316,948	1,432,000	1,437,334

Notes to the Consolidated Financial Statements December 31, 2021

Assets, liabilities, results of consolidated subsidiaries as of December 31, 2020.

	Assets		Liabilities			Net profit	Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	(loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	475,132	63,848	395,914	5,047	188,973	40,570	40,489
SQM Potasio S.A.	16,680	1,108,579	155,379	23,323	2,465	29,791	29,722
Serv. Integrales de Tránsito y Transf. S.A.	55,142	36,291	75,848	6,485	36,383	6,067	6,060
Isapre Norte Grande Ltda.	812	839	795	181	3,224	71	79
Ajay SQM Chile S.A.	25,441	1,549	9,563	713	38,193	1,857	1,857
Almacenes y Depósitos Ltda.	256	51	-	-	-	(5)	50
SQM Salar S.A.	855,683	1,035,088	814,686	214,914	581,494	51,849	51,517
SQM Industrial S.A.	950,058	679,345	634,105	113,230	853,550	150,594	151,442
Exploraciones Mineras S.A.	16,572	22,293	9,010	-	13,513	1,972	1,972
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	279	571	305	396	2,390	55	32
Soquimich Comercial S.A.	136,623	13,796	56,293	12,630	117,982	7,560	7,606
Comercial Agrorama Ltda.	683	970	4,215	23	1,432	(149)	(148)
Comercial Hydro S.A.	4,834	15	14	4	28	12	12
Agrorama S.A.	55	-	5,631	10	244	175	179
Orcoma SpA	3	2,365	35	-	-	(13)	(13)
Orcoma Estudio SpA	4	4,559	411	-	-	(496)	(496)
SQM MaG SPA	1,491	521	1,129	6	2,559	197	197
Sociedad Contractual Minera Búfalo	50	323	350	-	-	-	-
SQM Holland B.V.	3,767	16,248	460	4	1,227	(505)	(505)
SQM North America Corp.	124,679	21,085	107,801	1,638	212,410	(1,059)	1,828
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	88	-	-	(24)	(24)
Nitratos Naturais do Chile Ltda.	-	128	3,109	-	-	195	195
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	7,696	56,356	3,607	-	-	(5,318)	(5,252)
SQM Perú S.A.	25	-	83	-	-	(8)	(8)
SQM Ecuador S.A.	26,490	918	23,074	59	33,730	471	471
SQM Brasil Ltda.	217	1	508	2,111	-	(16)	(16)
Subtotal	2,712,903	3,065,739	2,302,413	380,774	2,089,797	283,843	287,246

Notes to the Consolidated Financial Statements December 31, 2021

	Assets		Liabilities				Comprehensive income (loss)
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	Net profit (loss)	Currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	30,777	16,414	1,687	-	-	2,113	2,113
SQM Japan Co. Ltd.	25,122	243	21,926	255	66,685	367	367
SQM Europe N.V.	456,357	3,844	399,930	2,411	669,693	(12,791)	(12,791)
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	156	145	-	-	-	38	38
SQM Virginia LLC	14,798	14,340	14,798	-	-	(5)	(5)
SQM Comercial de México S.A. de C.V.	107,803	7,574	76,721	1,972	213,154	1,429	1,429
SQM Investment Corporation N.V.	13,965	132,994	5,434	864	-	(12,265)	(12,071)
Royal Seed Trading Corporation A.V.V.	21	-	18,851	-	-	(40)	(40)
SQM Lithium Specialties LLP	15,746	3	1,264	-	-	(5)	(5)
Comercial Caimán Internacional S.A.	258	-	1,122	-	-	3	3
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	221	47	350	188	2,857	36	36
SQM Nitratos México S.A. de C.V.	141	13	77	20	993	12	12
Soquimich European Holding B.V.	5,046	172,956	245	-	-	(20,411)	(20,151)
SQM Iberian S.A.	41,485	2,359	20,118	4	108,156	504	504
SQM Africa Pty Ltd.	47,069	1,420	37,636	-	60,994	(920)	(920)
SQM Oceania Pty Ltd.	3,951	-	1,516	-	3,130	400	400
SQM Beijing Commercial Co. Ltd.	12,086	30	9,942	-	18,755	126	126
SQM Thailand Limited	3,539	-	83	-	3,033	(387)	(387)
SQM Colombia SAS	11,621	176	11,653	-	13,439	528	528
SQM International	31,998	923	17,374	4,027	135,386	2,587	2,587
SQM Shanghai Chemicals Co. Ltd.	84,318	379	79,482	-	82,398	3,195	3,195
SQM Australia Pty Ltd.	21,749	130,152	4,306	158	-	(2,641)	(2,641)
SQM Korea LLC	587	122	42	-	-	(33)	(33)
Subtotal	929,162	484,140	724,672	9,899	1,378,673	(38,160)	(37,706)
Total	3,642,065	3,549,879	3,027,085	390,673	3,468,470	245,683	249,540

Notes to the Consolidated Financial Statements December 31, 2021

7.3	Background on non-controlling interests

	% of interests in the ownership	Profit (loss) attributable to non-controlling interests for the year ended		Equity, non-controlling interests for the year ended		Dividends paid to non-controlling interests for the year ended
Subsidiary	held by non- controlling interests	As of December 31, 2021	As of December 31, 2020	As of December 31, 2021	As of December 31, 2020	As of December 31, 2021	As of December 31, 2020
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49.00000%	769	910	8,382	8,189	577	1,238
Soquimich Comercial S.A.	39.36168%	5,926	2,976	26,665	32,078	11,831	8,880
Comercial Agrorama Ltda.	30.00000%	56	(45)	(596)	(775)	-	-
SQM Indonesia S.A.	20.00000%	-	-	-	-	-	-
Agrorama S.A.	0.00000%	-	-	-	-	-	-
SQM Thailand Limited	0,00400%	-	-	-	1	-	-
Total		6,751	3,841	34,451	39,493	12,408	10,118

Notes to the Consolidated Financial Statements December 31, 2021

Note 8 Equity-accounted investees

8.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2021, and 2020, in accordance with criteria established in Note 2:

	Equity-accounted investees		Share in profit (loss) of associates accounted for using the equity method		Share in other comprehensive income of associates accounted for using the equity method		Share in total other comprehensive income of associates accounted for using the equity method
Associates	As of December 31, 2021	As of December 31, 2020	for the year ended December 31, 2021	for the year ended December 31, 2020	for the year ended December 31, 2021	for the year ended December 31, 2020	for the year ended December 31, 2021	for the year ended December 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL (**)	-	11,505	-	(156)	-	-	-	(156)
Doktor Tarsa Tarim Sanayi AS (*)	-	-	-	4,031	-	-	-	4,031
Ajay North America	15,899	14,468	2,802	2,191	-	-	2,802	2,191
Ajay Europe SARL	8,213	7,875	1,852	1,029	360	756	2,212	1,785
SQM Eastmed Turkey (*)	-	-	-	247	-	-	-	247
Kore Potash PLC (**)	-	26,175	-	(224)	-	(374)	-	(598)
Total	24,112	60,023	4,654	7,118	360	382	5,014	7,500

(*) These investments were disposed of in 2020.

(**) For more details, see Note 8.3 (a).

Notes to the Consolidated Financial Statements December 31, 2021

					Dividends received for the year ending
Associate	Description of the nature of the relationship	Address	Country of incorporation	Share of ownership in associates	December 31, 2021	December 31, 2020
					ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	9,438	-
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of North America	49%	1,233	1,967
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	992	1,197
Kore Potash PLC	Prospecting, exploration and mining development.	L 3 88 William ST Perth, was 6000	United Kingdom	14.65%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
SQM Eastmed Turkey	Production and trading of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Total					11,663	3,164

Notes to the Consolidated Financial Statements December 31, 2021

8.2	Assets, liabilities, revenue and expenses of associates

	As of December 31, 2021				For the year ended as of December 31, 2021
	Assets		Liabilities				Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	21,771	15,096	4,421	-	47,375	5,718	-	5,718
Ajay Europe SARL	25,927	1,241	10,742	-	48,409	3,705	(34)	3,671
Total	47,698	16,337	15,163	-	95,784	9,423	(34)	9,389

	As of December 31, 2020				For the year ended as of December 31, 2020
	Assets		Liabilities				Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	29,313	8,586	6,706	101	6,641	(420)	-	(420)
Ajay North America	18,513	15,749	4,737	-	42,920	4,471	-	4,471
Ajay Europe SARL	22,032	1,493	7,773	-	41,950	2,058	1,736	3,794
Kore Potash PLC	5,691	124,112	786	-	-	(3,233)	486	(2,747)
Total	75,549	149,940	20,002	101	91,511	2,876	2,222	5,098

Notes to the Consolidated Financial Statements
December 31, 2021

8.3	Disclosures regarding interests in associates

(a) Transactions for the year ended December 31, 2021:

•    During the first quarter 2021, Kore Potash PLC made a share payment to its non-executive board members (remuneration shares) plus certain employees and former employees (performance shares) which resulted in a 0.05% share reduction for the company, leaving it with 20.15%. During the second quarter of 2021, Kore Potash PLC approved a capital stock increase of ThUS$ 13,931 through the issuance of common shares, which resulted in a dilution of 5.5% of SQM shares in the company, with an impact of ThUS$ (5,778) on other losses. As a result of the dilution, the Company considers that there has been a loss of significant influence on the investment, discontinued the measurement through the equity method, and recognized an amount of ThUS$ 3,739 under other gains (losses) as items in other comprehensive income associated with this investment. See Note 13.1 for more details.

•	As of December 31, 2021, the Company has received dividends from Abu Dhabi Fertilizer Industries WWL of ThUS$ 9,438 and dividends receivable of ThUS$ 2,099 have been recognized, leaving the value of the investment at zero.

(b) Transactions for the year ended December 31, 2020:

•     Kore Potash PLC made a share payment to its non-executive board members, which resulted in a 0.60% share reduction for the company, finalizing with a share percentage of 19.07% at the close of the second quarter of 2020. This resulted in a transfer in equity of non-controlling interest to other reserves in an amount of ThUS$ 754.

•	In the third quarter of 2020 SQM S.A. increased its shares in Kore Potash PLC to 20.26% as a result of the acquisition of 260,598,591 shares out of 584,753,846 shares issued for a capital increase corresponding to ThUS$ 1,679.

•	In the third quarter of 2020, shares held in Doktor Tarsa Tarim and its subsidiaries were sold through Soquimich European Holdings B.V. at a value of ThUS$ 33,066, which brought about a loss of ThUS$ 11,408.

•	In the third quarter of 2020, SQM Holland B.V., prepaid Plantacote N.V. a value of ThUS$ 10,541, corresponding to the acquisition of Plantacote N.V. assets, which are presented in the line “Other non-current financial assets.”

•	In the third quarter of 2020, shares held in SQM Eastmed Turkey were sold through Soquimich European Holdings B.V. at a value of ThUS$ 618, which brought about a loss of ThUS$ 408.

•     During the fourth quarter of 2020, SQM Holland acquired the business of WSNPK from Plantacote for ThUS$ 16,757, which generated goodwill of ThUS$ 7,380.

•     During the fourth quarter of 2020, Kore Potash PLC made a share-based payment to its non-executive board members, which resulted in a 0.06% share reduction for the company, finalizing with a share percentage of 20.20%. This resulted in a decrease in consolidated equity of non-controlling interests in other reserves of ThUS$ 79.

Notes to the Consolidated Financial Statements December 31, 2021

Note 9 Joint Ventures

9.1	Investment in joint ventures accounted for under the equity method of accounting.

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of taxes		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
Joint Venture	As of December 31, 2021	As of December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	8,682	9,720	6,304	2,010	429	(1,469)	6,733	541
SQM Qingdao Star Corp Nutrition Co. Ltd. (*)	-	-	-	83	-	-	-	83
Pavoni & C. Spa	7,030	7,222	174	9	(317)	349	(143)	358
Covalent Lithium Pty Ltd. (**)	-	-	-	-	37	16	37	16
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	-	9,028	-	(280)	-	-	-	(280)
Total	15,712	25,970	6,478	1,822	149	(1,104)	6,627	718

(*) These investments were disposed of in 2020

(**) See more details in Note 9.4 (a).

Notes to the Consolidated Financial Statements December 31, 2021

The amounts described in the following box represent numbers used in the consolidation of the company:

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, for the period ended		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method for the period ended
Joint Venture	As of December 31, 2021	As of December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	-	3,511	4,582	1,018	(429)	(1,469)	4,153	(451)
SQM Vitas Perú S.A.C. (1)	4,681	1,659	1,645	660	-	-	1,645	660
Total	4,681	5,170	6,227	1,678	(429)	(1,469)	5,798	209

The companies are subsidiaries of:

SQM Vitas Fzco.

					Dividends received for the year ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	December 31, 2021	December 31, 2020
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang Dristrict, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble.	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	2,223
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-
Total					-	2,223

Notes to the Consolidated Financial Statements December 31, 2021

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.

(2)	Pavoni & C. Spa.

					Dividends received for the year ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership (*)	December 31, 2021	December 31, 2020
					ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Perú S.A.C. (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
Arpa Speciali S.R.L. (2)	Production of specialty fertilizers and others for distribution in Italy and other countries.	Mantova (MN) Via Cremona 27 Int. 25	Italy	50.48%	-	-
Total					-	-

(*) The percentages presented correspond to the ownership used in the consolidation of the company.

Notes to the Consolidated Financial Statements December 31, 2021

9.2	Assets, liabilities, revenue and expenses from joint ventures

	As of December 31, 2021				For the year ended December 31, 2021
	Assets		Liabilities				Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	9,606	20,206	215	-	-	12,608	-	12,608
SQM Vitas Brasil Agroindustria	73,500	4,846	68,794	-	103,335	9,165	(858)	8,307
SQM Vitas Perú S.A.C.	28,610	7,347	24,473	828	48,128	3,289	-	3,289
Pavoni & C. Spa	12,885	6,714	11,226	725	19,599	347	(634)	(287)
Covalent Lithium Pty Ltd.	3,904	2,636	7,498	1,489	-	(864)	74	(790)
Total	128,505	41,749	112,206	3,042	171,062	24,545	(1,418)	23,127

	As of December 31, 2020				For the year ended December 31, 2020
	Assets		Liabilities				Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Net gain (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	29,507	4,412	14,156	-	9	(562)	-	(562)
SQM Vitas Fzco.	(496)	20,431	496	-	-	4,019	-	4,019
SQM Vitas Brasil Agroindustria	40,064	5,527	33,410	-	78,960	2,036	(2,938)	(902)
SQM Vitas Perú S.A.C.	34,548	7,928	33,145	1,080	37,591	1,319	-	1,319
Pavoni & C. Spa	10,645	7,493	9,270	836	15,958	16	698	714
Covalent Lithium Pty Ltd.	1,418	2,131	2,823	910	-	(232)	33	(199)
Total	115,686	47,922	93,300	2,826	132,518	6,596	(2,207)	4,389

Notes to the Consolidated Financial Statements December 31, 2021

9.3	Other Joint Venture disclosures

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
Joint Venture	As of December 31, 2021	As of December 31, 2020	As of December 31, 2021	As of December 31, 2020	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	-	30	-	-	-	-
SQM Vitas Fzco.	4,115	4,251	-	-	-	-
SQM Vitas Brasil Agroindustria	4,132	4,065	10,416	6,820	-	-
SQM Vitas Perú S.A.C.	380	1,043	238	227	289	691
Pavoni & C. Spa	787	767	7,561	5,573	-	-
Covalent Lithium Pty Ltd.	3,858	653	980	953	-	-
Total	13,272	10,809	19,195	13,573	289	691

	Depreciation and amortization expense for the year ending		Interest expense for the year ending		Income tax benefit (expense) for the year ending
Joint Venture	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2021	For the year ended December 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	-	(394)	-	-	-	244
SQM Vitas Fzco.	-	(1)	(1)	(2)	-	-
SQM Vitas Brasil Agroindustria	(278)	(355)	(367)	(656)	(1,985)	(34)
SQM Vitas Perú S.A.C.	(354)	(257)	(311)	(326)	(1,692)	(197)
Pavoni & C. Spa	(245)	(263)	(459)	(410)	(173)	(120)
Covalent Lithium Pty Ltd.	(167)	(213)	(55)	(18)	343	714
Total	(1,044)	(1,483)	(1,193)	(1,412)	(3,507)	607

Notes to the Consolidated Financial Statements December 31, 2021

9.4	Disclosure of interests in joint ventures

a)	Transactions for the period year December 31, 2021

•	On February 9, 2021, two of the Company’s subsidiaries signed an agreement to terminate a dispute related to sales contracts and interest in the joint venture of Sichuan SQM Migao Chemical Fertilizers Co Ltd. Consequently, the Company received US$ 11.5 million.

b)	Transactions for the period year December 31, 2020

•	SQM Vitas BV became a wholly owned subsidiary of the Company during the second quarter of 2020, through its subsidiary Soquimich European Holdings, at a cost of ThUS$ 1,276 and its name has been changed to SQM Holland. See Note 8.1.

•	In the second quarter of 2020, shares held in Arpa Speciali S.R.L. were sold through SQM Pavoni & C., SpA. At a value of ThUS$ 56, which brought about a loss of ThUS$ 125. An initial installment of ThUS$ 17 was charged, leaving two pending installments of ThUS$ 20 maturing June 30, 2021 and June 30, 2022. The pending installments are classified as other accounts receivable.

•	In the third quarter of 2020, shares held in Coromandel SQM India were sold through Soquimich European Holdings B.V. at a value of ThUS$ 1,604, which brought about a loss of ThUS$ 643.

•	During fourth quarter of 2020, the shares in SQM Qingdao-Star Co, Ltd. were sold through SQM Industrial S.A. for ThUS$ 1,303, which brought about a gain of ThUS$ 62. As of December 31, 2020, the sale proceeds were recorded in other receivables.

•	A subsequent event associated with the joint venture with Sichuan SQM Migao Chemical Fertilizers Co Ltd. is reported in Note 31.2. Accordingly, the effect on the statement of income for the fourth quarter of 2020 under "Other gains (losses)" is a gain of ThUS$7,036 on the reversal of the impairment associated with this investment.

9.5	Joint Ventures

In 2017, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mt Holland lithium project in Western Australia. The Mt Holland Lithium Project consist, to design, construct and operate a mine, concentrator and refinery to produce approximately 50,000 metric tons of lithium hydroxide per year.

As of December 31, 2020, the Company had made contributions in the amount of US$ 30 million, of which, US$ 15 million was paid in favor of the partner in the project and presented as other receivables. As of March 2021, this receivable was collected when it was contributed to Mt Holland in the Company’s name. The Company approved the investment decision referred to in Note 1.8.

Notes to the Consolidated Financial Statements December 31, 2021

Note 10     Cash and cash equivalents

10.1	Types of cash and cash equivalents

As of December 31, 2021, and 2020, cash and cash equivalents are detailed as follows:

Cash	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Cash on hand	44	54
Cash in banks	662,407	244,548
Other demand deposits	-	2,527
Total Cash	662,451	247,129

Cash equivalents	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	237,655	51,595
Short-term investments, classified as cash equivalents	614,945	210,378
Total cash equivalents	852,600	261,973
Total cash and cash equivalents	1,515,051	509,102

10.2	Short-term investments, classified as cash equivalents

As of December 31, 2021, and 2020, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	233,648	107,625
JP Morgan US dollar Liquidity Fund Institutional	381,297	102,753
Total	614,945	210,378

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. market.

Notes to the Consolidated Financial Statements December 31, 2021

10.3	Information on cash and cash equivalents by currency

As of December 31, 2021, and 2020, information on cash and cash equivalents by currency is detailed as follows:

Currency	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Peso (*)	4,416	7,190
Dollar	1,377,983	454,402
Euro	14,374	17,144
Mexican Peso	1,827	1,378
South African Rand	13,048	14,286
Japanese Yen	1,182	1,646
Peruvian Sol	6	3
Indian rupee	-	6
Chinese Yuan	30,102	11,597
Indonesian rupee	3	3
Pound Sterling	1	19
Australian Dollar	72,107	1,411
South Korean won	-	16
Dirham United Arab Emirates	1	-
Polish Zloty	1	1
Total	1,515,051	509,102

(*) The Company maintains financial derivative instruments policies which allow management to convert term deposits denominated in pesos and UF to Dollars.

10.4	Amount restricted cash balances

The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions.

According to the regulations of the Superintendence of Health, this guarantee is for the total payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis.

As of December 31, 2021, and 2020 pledged assets are as follows

Restricted cash balances	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	622	731
Total	622	731

Notes to the Consolidated Financial Statements December 31, 2021

10.5	Short-term deposits, classified as cash equivalents

The detail at the end of each balance date is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2021
						ThUS$	ThUS$	ThUS$
Others Banks	Fixed term	Dollar	0.58%	11-30-2021	02-28-2022	200,000	100	200,100
Banco BCI	Fixed term	Dollar	0.31%	12-24-2021	02-28-2022	1,250	-	1,250
Banco BCI	Fixed term	Dollar	0.36%	12-07-2021	01-14-2022	8,000	2	8,002
Banco BCI	Fixed term	Dollar	0.28%	12-30-2021	01-14-2022	500	-	500
Banco Santander	Fixed term	Dollar	3.12%	12-30-2021	01-06-2022	3,550	2	3,552
Banco Santander	Fixed term	Dollar	0.26%	12-16-2021	01-31-2022	2,500	-	2,500
Banco Santander	Fixed term	Dollar	0.40%	12-27-2021	03-04-2022	1,500	-	1,500
Banco Santander	Fixed term	Dollar	0.40%	12-29-2021	01-27-2022	1,500	-	1,500
Banco Itaú Corpbanca	Fixed term	Dollar	0.30%	12-14-2021	01-07-2022	5,000	1	5,001
Banco Itaú Corpbanca	Fixed term	Dollar	0.37%	12-28-2021	01-24-2022	1,000	-	1,000
Banco Itaú Corpbanca	Fixed term	Dollar	0.34%	12-07-2021	01-28-2022	2,000	-	2,000
Scotiabank Sud Americano	Fixed term	Dollar	0.27%	12-24-2021	02-28-2022	2,750	-	2,750
Scotiabank Sud Americano	Fixed term	Dollar	0.06%	12-17-2021	01-31-2022	3,000	-	3,000
Scotiabank Sud Americano	Fixed term	Dollar	0.07%	12-03-2021	01-18-2022	5,000	-	5,000
Total						237,550	105	237,655

Notes to the Consolidated Financial Statements December 31, 2021

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to- date	As of December 31, 2020
						ThUS$	ThUS$	ThUS$
Banco Santander – Santiago	Fixed term	Dollar	0.35%	12-30-2020	03-30-2021	7,000	-	7,000
Scotiabank Sud Americano	Fixed term	Dollar	0.35%	11-30-2020	01-08-2021	1,500	1	1,501
Banco de Chile	Fixed term	Dollar	0.61%	11-30-2020	01-08-2021	2,000	1	2,001
Banco de Chile	Fixed term	Dollar	0.61%	11-30-2020	01-08-2021	3,500	1	3,501
Banco crédito e inversiones	Fixed term	Dollar	0.46%	12-01-2020	01-15-2021	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.40%	12-01-2020	01-15-2021	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.40%	12-02-2020	01-20-2021	2,500	1	2,501
Banco Santander – Santiago	Fixed term	Dollar	0.50%	12-09-2020	01-25-2021	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.50%	12-09-2020	01-25-2021	1,000	-	1,000
Banco Santander – Santiago	Fixed term	Dollar	0.50%	12-09-2020	01-25-2021	6,000	1	6,001
Banco crédito e inversiones	Fixed term	Dollar	0.51%	12-09-2020	01-25-2021	6,000	1	6,001
Banco crédito e inversiones	Fixed term	Dollar	0.26%	12-14-2020	01-29-2021	500	-	500
Banco Estado	Fixed term	Dollar	0.14%	12-14-2020	01-29-2021	1,000	1	1,001
Scotiabank Sud Americano	Fixed term	Dollar	0.40%	12-14-2020	01-29-2021	1,500	-	1,500
Banco de Chile	Fixed term	Dollar	0.56%	12-14-2020	01-29-2021	5,000	1	5,001
Banco Itaú Corpbanca	Fixed term	Dollar	0.68%	12-18-2020	02-01-2021	500	-	500
Banco Itaú Corpbanca	Fixed term	Dollar	0.68%	12-18-2020	02-01-2021	2,000	1	2,001
Banco crédito e inversiones	Fixed term	Dollar	0.20%	12-23-2020	02-05-2021	2,000	1	2,001
Banco Itaú Corpbanca	Fixed term	Dollar	0.40%	12-24-2020	02-08-2021	1,000	-	1,000
Banco Santander – Santiago	Fixed term	Dollar	0.26%	12-29-2020	01-08-2021	2,500	1	2,501
Banco Santander – Santiago	Fixed term	Dollar	0.15%	12-30-2020	02-12-2021	700	-	700
Banco Itaú Corpbanca	Fixed term	Peso	0.35%	12-29-2020	01-05-2021	3,798	-	3,798
BBVA Banco Francés	Fixed term	Dollar	1.80%	12-31-2020	03-06-2021	86	-	86
Total						51,584	11	51,595

Notes to the Consolidated Financial Statements December 31, 2021

Note 11    Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Raw material	12,508	10,694
Production supplies	41,114	31,007
Products-in-progress	527,118	487,830
Finished product	603,036	563,497
Total	1,183,776	1,093,028

As of December 31, 2021, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 458,913 and as of December 31, 2020 was ThUS$ 422,535 (including products in progress).

As of December 31, 2021, bulk inventories recognized within work in progress and finished goods were ThUS$ 111,316 and ThUS$ 99,551 respectively. As of December 31, 2020, bulk inventories recognized within work in progress and finished goods were ThUS$ 108,909 and ThUS$ 176,561, respectively.

As of December 31, 2021, and 2020, inventory allowances recognized, amounted to ThUS$ 75,892 and ThUS$ 80,930, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, moisture, etc.). (See Note 3.14).

For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of defective materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Raw material and supplies for production	1,865	1,934
Products-in-progress	59,858	66,122
Finished product	14,169	12,874
Total	75,892	80,930

The Company has not pledged inventory as collateral for the periods indicated above.

Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2021, and 2020, movements in provisions are detailed as follows:

Conciliation	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Beginning balance	80,930	88,174
Increase in Lower Value (1)	(3,650)	(5,404)
Additional Provision Differences of Inventory (2)	330	(704)
Increase / Decrease eventual differences and others (3)	-	1,244
Provision Used	(1,718)	(2,380)
Total changes	(5,038)	(7,244)
Final balance	75,892	80,930

(1)	There are three types of Lower Value Provisions: (a) Economic Realizable Lower Value, (b) Potential Inventory with Uncertain Future Use and (c) Reprocessing Costs of Off-Specification Products.

(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process.

(3)	This algorithm corresponds to the provision of diverse percentages based on the complexity in the measurement and rotation of stock, as well as standard differences based on previous results, as is the case with provisions relating to Commercial Offices.

Notes to the Consolidated Financial Statements

December 31, 2021

Note 12    Related party disclosures

12.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

12.2	Relationships between the parent and the entity

Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Financial Statements

December 31, 2021

12.3	Detailed identification of related parties and subsidiaries

As of December 31, 2021 and 2020, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States	Dollar	Subsidiary
Foreign	SQM Europe N.V.	Belgium	Dollar	Subsidiary
Foreign	Soquimich European Holding B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	North American Trading Company	United States	Dollar	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Perú S.A.	Peru	Dollar	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	Dollar	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	Dollar	Subsidiary
Foreign	SQM France S.A.	France	Dollar	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	Dollar	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	Dollar	Subsidiary
Foreign	Comercial Caimán Internacional S.A.	Panama	Dollar	Subsidiary
Foreign	SQM África Pty. Ltd.	South Africa	Dollar	Subsidiary
Foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	Dollar	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	Dollar	Subsidiary
Foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Thailand Limited	Thailand	Dollar	Subsidiary
Foreign	SQM Australia PTY	Australia	Dollar	Subsidiary
Foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Korea LLC	Korea	Dollar	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	Dollar	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	Subsidiary

Notes to the Consolidated Financial Statements

December 31, 2021

Tax ID No	Name	Country of origin	Functional currency	Nature
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	Dollar	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SPA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Ajay North America	United States	Dollar	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	Kore Potash PLC	United Kingdom	Dollar	Associate
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
Foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	Dollar	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Peso	Other related parties
79.049.778-9	Callegari Agrícola S.A.	Chile	Peso	Other related parties
Foreign	SQM Vitas Brasil Agroindustria (1)	Brazil	Brazilian real	Other related parties
Foreign	SQM Vitas Perú S.A.C. (1)	Peru	Dollar	Other related parties
Foreign	Abu Dhabi Fertilizer Industries WWL (2)	Oman	United Arab Emirates dirham	Other related parties
Foreign	International Technical and Trading Agencies CO WLL (2)	Jordan	United Arab Emirates dirham	Other related parties

(1)	These Companies are subsidiaries of the joint venture SQM Vitas Fzco.

(2)	These Companies are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL Ltda. and therefore it absorbs these and takes responsibility of all of their assets and liabilities.

The following entities were considered related parties as of December 31, 2020: Sichuan SQM Migao Chemical Fertilizers Co Ltd.

Notes to the Consolidated Financial Statements

December 31, 2021

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Sexta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Julia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Perseverancia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 4 Segunda del Sector S.E. OF Concepción, Sierra Gorda	Chile	Peso	Other related parties

Below is a list of transactions with clients and suppliers with whom a relationship with key Company personnel was identified:

Tax ID No	Name	Country of origin	Nature
76.389.727-3	Sociedad Periodística El Libero	Chile	Other related parties
90.193.000-7	El Mercurio S.A.P.	Chile	Other related parties
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Chile	Other related parties
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Chile	Other related parties
97.004.000-5	Banco de Chile	Chile	Other related parties
99.012.000-5	Compañía de Seguros de Vida Consorcio Nacional	Chile	Other related parties
10.581.580-8	Gonzalo Guerrero Yamamoto	Chile	Other related parties
71.644.300-0	Universidad del Desarrollo	Chile	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Other related parties

Notes to the Consolidated Financial Statements

December 31, 2021

12.4	Detail of related parties and related party transactions

Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

For the year ended December 31, 2021 and 2020, the detail of significant transactions with related parties is as follows

Tax ID No	Name	Nature	Country of origin	Transaction	As of December 31, 2021	As of December 31, 2020
					ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Sale of products	-	1,053
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	39,760	23,162
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	992	1,197
Foreign	Ajay North America LL.C.	Associate	USA	Sale of products	27,763	20,259
Foreign	Ajay North America LL.C.	Associate	USA	Dividends	1,233	1,967
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	9,438	-
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	79,086	41,341
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Sale of products	17,016	17,723
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	2,060	1,510
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Dividends	-	2,223
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Sale of products	-	737
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	961	1,125
Chile	Banco de Chile	Other related parties	Chile	Service Provider	(20,904)	-
Chile	Norte Grande S.A.	Other related parties	Chile	Client	146	-
Chile	El Mercurio S.A.P.	Other related parties	Chile	Service Provider	(131)	-
Chile	Compañía de Seguros de Vida Consorcio Nacional	Other related parties	Chile	Service Provider	(134)	-
Chile	Entel PCS Telecomunicaciones S.A.	Other related parties	Chile	Service Provider	(157)	-
Chile	Empresa Nacional de Telecomunicaciones	Other related parties	Chile	Service Provider	(2,393)	-

Notes to the Consolidated Financial Statements

December 31, 2021

12.5	Trade receivables due from related parties, current:

Tax ID No	Name	Nature	Country of origin	Currency	As of December 31, 2021	As of December 31, 2020
					ThUS$	ThUS$
Foreign	Ajay Europe S.A. R.L.	Associate	France	Euro	7,567	4,625
Foreign	Ajay North America LLC.	Associate	United States of America	Dollar	3,350	2,956
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	United Arab Emirates Dirham	2,477	595
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	5	6
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Dollar	55,119	24,335
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Dollar	14,684	24,205
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	United Arab Emirates Dirham	232	236
Foreign	Pavoni & C SpA	Joint venture	Italy	Euro	804	1,095
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	1,914	84
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltd.	Joint venture	China	Dollar	-	4,464
Total					86,152	62,601

As of December 31, 2021 and 2020, receivables are net of provision for ThUS$ 717 and ThUS$ 7,545, respectively. As of December 31, 2020, the most significant balance corresponds to Sichuan SQM Migao Fertilizer Co Ltd. presented net of provision of doubtful receivables amounting ThUS$ 6,502.

12.6	Trade payables due to related parties, current:

Tax ID No	Company	Nature	Country of origin	Currency	As of December 31, 2021	As of December 31, 2020
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	-	50
Foreign	Ajay North America LL.C.	Associate	United States of America	Dollar	-	232
Foreign	Covalent Lithium Pty Ltd	Joint venture	Australia	Australian dollar	-	324
Total					-	606

12.7	Other disclosures:

Note 6 describes the remuneration of the board of directors, administration and key management personnel.

Notes to the Consolidated Financial Statements

December 31, 2021

Note 13    Financial instruments

13.1	Types of other current and non-current financial assets

Description of other financial assets	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Financial assets at amortized cost (1)	905,170	345,459
Derivative financial instruments
- For hedging	12,625	-
- Non-hedging (2)	1,254	2,610
Total other current financial assets	919,049	348,069
Financial assets at fair value through other comprehensive income (4) (5)	8,932	14,569
Derivative financial instruments
- For hedging	245	37,276
Other financial assets at amortized cost	91	80
Total other non-current financial assets	9,268	51,925

Institution	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Banco de Crédito e Inversiones	34,325	185,589
Banco Santander (3)	65,899	45,168
Banco Itaú CorpBanca	195,471	49,006
Banco de Chile	-	-
Scotiabank Sud Americano	289,421	31,668
Sumitomo Mitsui Banking	320,054	-
JP Morgan Asset Management	-	34,028
Total	905,170	345,459

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 13.3).

(3)	As of December 31, 2021, margin calls were recorded for US$ 31,430. As of December 31, 2020, no margin calls were recorded.

(4)	During the first quarter of 2021, equity instruments classified at fair value irrevocably through other comprehensive income were sold for US$ 16,413. The cumulative amount of the movements in other comprehensive income from the date of acquisition to the date of sale was transferred to retained earnings.

(5)	During the second quarter of 2021, as a result of the loss of significant influence over the investment of Kore Potash (for more details, see note 8.3 letter a), the investment, which was previous recognized as an investment in associates, was reclassified as other non-current financial assets as it was classified as financial equity instrument at fair value through other comprehensive income irrevocably.

Notes to the Consolidated Financial Statements December 31, 2021

13.2	Trade and other receivables

	As of December 31, 2021			As of December 31, 2020
Trade and other receivables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	590,312	-	590,312	313,265	-	313,265
Prepayments, current	49,168	-	49,168	19,900	-	19,900
Other receivables, current	14,593	6,172	20,765	32,041	11,165	43,206
Total trade and other receivables	654,073	6,172	660,245	365,206	11,165	376,371

See discussion about credit risk in Note 4.2.

	As of December 31, 2021			As of December 31, 2020
Trade and other receivables	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	600,664	(10,352)	590,312	327,586	(14,321)	313,265
Prepayments, current	49,952	(784)	49,168	20,684	(784)	19,900
Other receivables, current	17,456	(2,863)	14,593	36,664	(4,623)	32,041
Other receivables, non-current	6,172	-	6,172	11,165	-	11,165
Total trade and other receivables	674,244	(13,999)	660,245	396,099	(19,728)	376,371

Notes to the Consolidated Financial Statements December 31, 2021

(a)	Renegotiated portfolio

As of December 31, 2021, and 2020 the detail of the renegotiated portfolio is as follows:

As of December 31, 2021
Portfolio analysis
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,279	570,899	7	130
1 - 30 days	112	22,632	-	-
31 - 60 days	18	2,114	-	-
61 - 90 days	11	1,015	-	-
91 - 120 days	7	202	-	-
121 - 150 days	3	43	-	-
151 - 180 days	3	4	-	-
181 - 210 days	3	130	-	-
211 - 250 days	1	1	2	4
>250 days	80	2,597	117	893
Total	1,517	599,637	126	1,027

As of December 31, 2020
Portfolio analysis
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,281	301,939	23	179
1 - 30 days	119	12,140	8	60
31 - 60 days	12	1,226	-	-
61 - 90 days	5	159	-	-
91 - 120 days	5	1,448	1	41
121 - 150 days	2	2,384	2	2
151 - 180 days	3	1,398	4	12
181 - 210 days	1	-	2	5
211 - 250 days	3	2	6	114
>250 days	156	5,030	64	1,447
Total	1,587	325,726	110	1,860

Notes to the Consolidated Financial Statements December 31, 2021

(b)	Impairment provision for doubtful receivables

As of December 31, 2021
	Trade accounts receivable days past due						Trade
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	1%	8%	32%	34%	71%	-	-
Total Gross Book Value	571,029	22,633	2,113	1,015	3,874	600,664	86,869
Impairment Estimate	4,724	1,856	673	346	2,753	10,352	717

As of December 31, 2020
	Trade accounts receivable days past due						Trade
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	1%	10%	39%	52%	79%	-	-
Total Gross Book Value	302,118	12,200	1,226	159	11,883	327,586	70,146
Impairment Estimate	3,187	1,207	477	83	9,367	14,321	7,545

As of December 31, 2021, and 2020, movements in provisions are as follows:

Provisions	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Impairment provision of Accounts receivable at the beginning of the year	27,273	32,707
Increase (decrease) impairment of accounts receivable	235	(4,684)
Write-off of receivables	(11,091)	(750)
Difference in exchange rate	(1,701)	-
Impairment provision of Accounts Receivable Provision at the end of the year	14,716	27,273
(1) Trade and other Receivables Provision	10,352	14,321
(2) Current Other Receivables Provision	3,647	5,407
(3) Trade receivables with related parties, current Provision	717	7,545
Recovery of Insurance	210	347

Impairment provision of Accounts Receivable Provision	14,716	27,273
Renegotiated receivables	910	1,728
Non-renegotiated receivables	13,806	25,545

Notes to the Consolidated Financial Statements December 31, 2021

13.3	Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

As of December 31, 2021	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps UF/CLP
Cash flow hedge derivatives
Short term	12,625	8,954
Long term	245	72,900
Underlying Debt Hedge	12,870	81,854	(22,455)	(46,529)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	1,254	1,672
Underlying Investments Hedge	1,254	1,672	4,694	-
Total Instrumentos	14,124	83,526	(17,761)	(46,529)

As of December 31, 2020	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps UF/CLP
Cash flow hedge derivatives
Short term	-	26,699
Long term	37,276	13,511
Underlying Debt Hedge	37,276	40,210	(9,167)	(6,233)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	2,610	5,393
Underlying Investments Hedge	2,610	5,393	(9,049)	-
Total Instrumentos	39,886	45,603	(18,216)	6,233

(1) See underlying hedges in Note 4.2 letters b) and d) and movement of cash flow hedge reserve in Note 20.4.

The balances in the column “Total Realized” consider the intermediate effects of the contracts that were in place between January 1 and December 31, 2021 and January 1and December 31, 2020.

Hedging Effect in Profit and Equity for the year as of December 31, 2021	Variation Total	Effect on Profit or Loss	Hedge Reserves from Variation in Gross Hedges
Analysis Effect by Type of Coverage
Hedging in Current and Non-Current Assets	(24,406)
Hedging in Current and Non-Current Liabilities	41,644
Total Hedge Effect in Profit or Loss and Equity for the period	17,238	(13,288)	30,526

Notes to the Consolidated Financial Statements December 31, 2021

Derivative contract maturities are detailed as follows:

	Contract amount
Series	ThUS$	Currency	Maturity date
H	119,938	UF	01/04/2023
O	58,748	UF	02/01/2022
P	134,228	UF	01/15/2028
Q	106,933	UF	06/01/2030

Effectiveness

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate and inflation financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same maturity dates of bond principal and interest payments.

13.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2021 and 2020, the detail is as follows:

Other current and non-current financial	As of December 31, 2021			As of December 31, 2020
liabilities	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	85	69,613	69,698	82	69,376	69,458
Obligations with the public	40,594	2,445,219	2,485,813	36,781	1,816,626	1,853,407
Derivative financial instruments
For hedging	8,954	72,900	81,854	26,699	13,511	40,210
Non-Hedging	1,672	-	1,672	5,393	-	5,393
Total	51,305	2,587,732	2,639,037	68,955	1,899,513	1,968,468

Current and non-current bank borrowings

As of December 31, 2021 and 2020, the detail is as follows:

Current and non-current bank borrowings	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Current borrowings	85	82
Non-current borrowings	69,613	69,376
Current and non-current bank borrowings	69,698	69,458

Notes to the Consolidated Financial Statements December 31, 2021

a)                   Bank borrowings, current:

As of December 31, 2021, and 2020, the detail of this caption is as follows:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Upon maturity	05/31/2022	0.82%	1.36%

Debtor	Creditor	Nominal amounts as of December 31, 2021			Current amounts as of December 31, 2021
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	85	-	85	-	85
Total		-	-	-	85	-	85	-	85

Debtor			Creditor
Tax ID No	Company	Country	Tax ID No	Financial institution	Country	Currency or adjustment index	Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	US$	Upon maturity	05/31/2022	1.00%	1.36%

Debtor	Creditor	Nominal amounts as of December 31, 2020			Current amounts as of December 31, 2020
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	82	82	-	82
Total		-	-	-	-	82	82	-	82

Notes to the Consolidated Financial Statements December 31, 2021

b)	Unsecured obligations, current:

As of December 31, 2021, and 2020, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2022	US$	Semiannual	Upon maturity	1.56%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2022	US$	Semiannual	Upon maturity	0.74%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2022	US$	Semiannual	Upon maturity	3.23%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2022	US$	Semiannual	Upon maturity	4.00%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	03/10/2022	US$	Semiannual	Upon maturity	3.62%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2022	UF	Semiannual	Semiannual	1.75%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2022	UF	Semiannual	Upon maturity	2.06%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2022	UF	Semiannual	Upon maturity	2.04%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2022	UF	Semiannual	Upon maturity	2.72%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2021			Carrying amounts of maturities as of December 31, 2021
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	-	2,658	2,658	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	MUS$450	-	2,869	2,869	-	2,869	2,869	(679)	2,190
SQM S.A.	Chile	MUS$400	7,508	-	7,508	7,508	-	7,508	(237)	7,271
SQM S.A.	Chile	MUS$700	6,874	-	6,874	6,874	-	6,874	(552)	6,322
SQM S.A.	Chile	H	16,026	-	16,026	16,026	-	16,026	(172)	15,854
SQM S.A.	Chile	O	863	-	863	863	-	863	(82)	781
SQM S.A.	Chile	P	1,636	-	1,636	1,636	-	1,636	(12)	1,624
SQM S.A.	Chile	Q	-	314	314	-	314	314	(21)	293
Total			37,555	5,841	43,396	37,555	5,841	43,396	(2,802)	40,594

Notes to the Consolidated Financial Statements December 31, 2021

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2021	US$	Semiannual	Upon maturity	1.95%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2021	US$	Semiannual	Upon maturity	1.08%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2021	US$	Semiannual	Upon maturity	3.59%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2021	US$	Semiannual	Upon maturity	4.17%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2021	UF	Semiannual	Semiannual	0.58%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2021	UF	Semiannual	Upon maturity	2.24%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2021	UF	Semiannual	Upon maturity	2.37%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2021	UF	Semiannual	Upon maturity	2.92%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2020			Carrying amounts of maturities as of December 31, 2020
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
Company	Country	Series	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	-	2,658	2,658	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	MUS$450	7,508	-	7,508	7,508	-	7,508	(679)	6,829
SQM S.A.	Chile	MUS$400	-	2,869	2,869	-	2,869	2,869	(237)	2,632
SQM S.A.	Chile	H	18,212	-	18,212	18,212	-	18,212	(172)	18,040
SQM S.A.	Chile	O	962	-	962	962	-	962	(82)	880
SQM S.A.	Chile	P	1,824	-	1,824	1,824	-	1,824	(12)	1,812
SQM S.A.	Chile	Q	-	350	350	-	350	350	(21)	329
Total			33,154	5,877	39,031	33,154	5,877	39,031	(2,250)	36,781

Notes to the Consolidated Financial Statements December 31, 2021

c)	Classes of interest-bearing loans, non-current

The following table shows the details of bank loans as of December 31, 2021 and 2020:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Maturity	2.05%	1.36%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2021				Carrying amounts of maturities as of December 31, 2021
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	70,000	-	-	70,000	70,000	-	-	70,000	(387)	69,613
Total		70,000	-	-	70,000	70,000	-	-	70,000	(387)	69,613

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Maturity	1.98%	1.36%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2020				Carrying amounts of maturities as of December 31, 2020
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	70,000	-	70,000	-	70,000	-	70,000	(624)	69,376
Total		-	70,000	-	70,000	-	70,000	-	70,000	(624)	69,376

Notes to the Consolidated Financial Statements December 31, 2021

d)                   Non-current unsecured interest-bearing bonds

The following table shows the details of “unsecured debentures that accrue non-current interest” as of December 31, 2021, and 2020:

Debtor			Number of registration or ID of			Currency or	Periodicity
Tax ID No.	Company	Country	the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.42%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$700	09/10/2051	US$	Semiannual	Upon maturity	3.43%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of December 31, 2021						Carrying amounts of maturities as of December 31, 2021
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(903)	249,097
MUS$300	300,000	-	-	-	-	300,000	300,000	-	-	-	-	300,000	(168)	299,832
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(4,343)	445,657
MUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,347)	393,653
MUS$700	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(15,836)	684,164
H	-	-	-	-	100,064	100,064	-	-	-	-	100,064	100,064	(1,206)	98,858
O	-	-	-	-	55,035	55,035	-	-	-	-	55,035	55,035	(822)	54,213
P	-	-	-	-	110,070	110,070	-	-	-	-	110,070	110,070	(65)	110,005
Q	-	-	-	-	110,070	110,070	-	-	-	-	110,070	110,070	(330)	109,740
Total	300,000	-	250,000	-	1,925,239	2,475,239	300,000	-	250,000	-	1,925,239	2,475,239	(30,020)	2,445,219

Notes to the Consolidated Financial Statements December 31, 2021

Debtor			Number of registration or ID of			Currency or	Periodicity
Tax ID No.	Company	Country	the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.43%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.18%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.22%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.68%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of December 31, 2020						Carrying amounts of maturities as of December 31, 2020
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	-	250,000	-	250,000	-	-	-	250,000	-	250,000	(1,336)	248,664
MUS$300	-	300,000	-	-	-	300,000	-	300,000	-	-	-	300,000	(781)	299,219
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(5,020)	444,980
MUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,582)	393,418
H	-	-	-	-	126,386	126,386	-	-	-	-	126,386	126,386	(1,378)	125,008
O	-	-	-	-	61,334	61,334	-	-	-	-	61,334	61,334	(904)	60,430
P	-	-	-	-	122,668	122,668	-	-	-	-	122,668	122,668	(77)	122,591
Q	-	-	-	-	122,668	122,668	-	-	-	-	122,668	122,668	(352)	122,316
Total	-	300,000	-	250,000	1,283,056	1,833,056	-	300,000	-	250,000	1,283,056	1,833,056	(16,430)	1,816,626

Notes to the Consolidated Financial Statements December 31, 2021

e)	Additional information

Bonds

The details of each issuance are as follows:

(i)	Series “H” bonds

On January 13, 2009, the Company placed the Series H bond for UF 4,000,000 equivalent to ThUS$ 139,216 at an annual interest rate of 4.9%, with a term of 21 years and amortizations of principal beginning in July, 2019.

2020

During 2020, the amortization of principal amounted to UF 363,636.36, equivalent to ThUS$ 13,296 with an associated cross currency swap hedge income of ThUS$ 814.

2021

During 2021, amortization of principal amounted to UF 363,636.36, equivalent to ThUS$ 14,870 with an associated cross currency swap hedge loss of ThUS$ 760.

For more details on restrictions. See Note 20.1.

For the periods ended December 31, 2021, and 2020, the Company has made the following payments with a charge to the Series H bonds and their associated CCS hedging:

Payments made	December 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payments of interest, Series H bonds	6,661	6,601
CCS Coverage	1,598	2,575

(ii)	Single series bonds, second issue MUS$ 250

On April 21, 2010, the Company informed the CMF of its placement in international markets of an unsecured bond of ThUS$ 250,000, pursuant to Rule 144 -A and Regulation S of the Securities and Exchange Commission with a maturity of 10 years with an annual interest rate of 5.5%.

The Company paid the principal on April 21, 2020.

For the periods ended December 31, 2021 and 2020, the detail of payments charged to the line of single series bonds, second issue is as follows.

Payments made	December 31, 2021	December 31, 2020
	ThUS$	ThUS$
Interest payment	-	6,875

Notes to the Consolidated Financial Statements December 31, 2021

(iii)	Series “O” bonds

On April 4, 2012, the Company issued “Series O” for UF 1,500,000 (ThUS$ 69,901) at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%.

See more details with respect a restriction in Note 20.1.

For the periods ended December 31, 2021, and 2020, the Company has made the following payments with a charge to Series O bonds and their associated CCS hedging:

Payments made	December 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payment of interest, Series O bonds	2,225	2,070
CCS Coverage	438	599

(iv)	Single series bonds, third issue MUS$ 300

On April 3, 2013, the Company issued a non-secured bond in the United States with a value of US$ 300 million. pursuant to Rule 144-A and Regulation S of the SEC. The bond is for a 10-year term with an annual coupon rate of 3.625%.

For the periods ended December 31, 2021, and 2020, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	December 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payment of interest	10,875	10,875

Notes to the Consolidated Financial Statements December 31, 2021

(v)	Single series bonds, fourth issuance MUS $250

On October 23, 2014, the Company issued unsecured bonds amounting ThUS$ 250,000 in international markets, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission. These bonds mature in 2025 and have annual interest rate of 4.375%.

For the periods ended on December 31, 2021 and 2020, the following payments have been made.

Payments made	December 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payment of interest	10,938	10,938

(vi)	Series “P” bonds

The Company on March 31, 2008 issued the placement on the stock market of the Series “P” bond (the "Bonds” Series P) with a value of UF 3,000,000, with a charge to the 10 year Bonds Line registered in the CMF Securities Registry under number 563.

The bonds Series P (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be early redeemed by the Company starting from the date of placement, that was, as of April 5, 2018.

For the periods ended on December 31, 2021 and 2020, the following payments and their associated CCS have been made:

Payments made	December 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payment of interest series P	3,835	3,534
CCS Coverage	3,119	3,439

Notes to the Consolidated Financial Statements December 31, 2021

(vii)	Series Q bonds

On October 31, 2018, the issuance of Series Q bonds was authorized in the general stock market for the amount of UF 3,000,000, which were registered in the Securities Registry of your Commission on February 14, 2012 under number 700.

The bonds Series Q (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in UF, from June 1, 2018 thereon; and (iii) may be early redeemed by the Company starting from the placement date, that was, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $ 83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.

See more details in Note 20.1

For the periods ended December 31, 2021 and 2020, the following payments have been made:

Payments made	December 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payment of interest series Q	3,990	3,769
CCS Coverage	1,919	1,021

(viii)	Single series fifth issue bonds ThUS$ 450

On May 7, 2019, the CMF was informed that the Company issued and placed unsecured bonds for ThUS$ 450,000 pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission on international markets. These bonds will mature in 2029 and carry an interest rate of 4.25% per annum.

For the periods ended on December 31, 2021 and 2020, the following payments have been made:

Payments made	December 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payment of interest	19,125	19,125

(ix)	Single series sixth issue bonds MUS$ 400

On January 22, 2020, the Company has placed unsecured bonds in international markets for US$ 400 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 4.250% and a maturity in the year 2050.

For the periods ended on December 31, 2021 and 2020, the following payments have been made:

Payments made	December 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payment of interest	17,000	8,500

Notes to the Consolidated Financial Statements December 31, 2021

(x)	Single series seventh issue bonds MUS$ 700

On September 10, 2021, the Company has placed unsecured bonds in international markets for US$ 700 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 3.50 % and a maturity in the year 2051.

For the periods ended on December 31, 2021 and 2020, no payments have been made.

13.5	Trade and other payables

a)	Details trade and other payables

	As of December 31, 2021			As of December 31, 2020
Details trade and other payables	Current	Non-current	Current	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	279,092	-	279,092	203,346	-	203,346
Other accounts payable	558	-	558	587	-	587
Prepayments from customers	-	3,813	3,813	-	4,027	4,027
Total	279,650	3,813	283,463	203,933	4,027	207,960

As of December 31, 2021, and 2020, the balance of current and past due accounts payable is made up as follows:

Suppliers current on all payments

	Amounts according to payment periods as of December 31, 2021
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	148,045	1,799	1,425	-	120	3,813	155,202
Services	80,089	335	109	2	78	-	80,613
Others	31,949	-	-	-	-	-	31,949
Total	260,083	2,134	1,534	2	198	3,813	267,764

	Amounts according to payment periods as of December 31, 2020
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	111,323	1,947	123	31	5	4,027	117,456
Services	46,187	1,380	16	757	86	-	48,426
Others	29,325	7	-	-	-	-	29,332
Total	186,835	3,334	139	788	91	4,027	195,214

Notes to the Consolidated Financial Statements December 31, 2021

Suppliers past due on payments

	Amounts according to payment periods as of December 31, 2021
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	7,688	30	5	1	37	-	7,761
Services	4,055	108	533	34	181	-	4,911
Others	2,340	16	73	35	5	-	2,469
Total	14,083	154	611	70	223	-	15,141

	Amounts according to payment periods as of December 31, 2020
Type of Supplier	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	1,305	59	47	39	517	-	1,967
Services	2,298	764	-	453	505	-	4,020
Others	3,258	150	371	118	2,275	-	6,172
Total	6,861	973	418	610	3,297	-	12,159

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2021, the Company has purchase orders amounting to ThUS$ 166,209 and ThUS$ 55,516 as of December 31, 2020.

Notes to the Consolidated Financial Statements December 31, 2021

13.6	Financial asset and liability categories

a)              Financial Assets

	As of December 31, 2021			As of December 31, 2020
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	1,515,051	-	1,515,051	509,102	-	509,102
Trade receivables due from related parties at amortized cost	86,152	-	86,152	62,601	-	62,601
Financial assets measured at amortized cost	905,170	91	905,261	345,459	80	345,539
Trade and other receivables	654,073	6,172	660,245	365,206	11,165	376,371
Total financial assets measured at amortized cost	3,160,446	6,263	3,166,709	1,282,368	11,245	1,293,613
Financial instruments for hedging purposes	12,625	245	12,870	-	37,276	37,276
Financial instruments held for trading	1,254	-	1,254	2,610	-	2,610
Financial assets classified as available for sale at fair value through equity	-	8,932	8,932	-	14,569	14,569
Total financial assets at fair value	13,879	9,177	23,056	2,610	51,845	54,455
Total financial assets	3,174,325	15,440	3,189,765	1,284,978	63,090	1,348,068

Notes to the Consolidated Financial Statements December 31, 2021

b)              Financial Liabilities

	As of December 31, 2021			As of December 31, 2020
	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through equity	8,954	72,900	81,854	26,699	13,511	40,210
Held for trading at fair value through profit or loss	1,672	-	1,672	5,393	-	5,393
Financial liabilities at fair value	10,626	72,900	83,526	32,092	13,511	45,603
Bank loans	85	69,613	69,698	82	69,376	69,458
Obligations to the public	40,594	2,445,219	2,485,813	36,781	1,816,626	1,853,407
Lease Liabilities	7,704	46,519	54,223	5,528	25,546	31,074
Trade and other payables	279,650	3,813	283,463	203,933	4,027	207,960
Trade payables due to related parties	-	-	-	606	-	606
Total financial liabilities at amortized cost	328,033	2,565,164	2,893,197	246,930	1,915,575	2,162,505
Total financial liabilities	338,659	2,638,064	2,976,723	279,022	1,929,086	2,208,108

Notes to the Consolidated Financial Statements December 31, 2021

13.7	Fair value measurement of finance assets and liabilities

The fair value hierarchy is detailed as follows:

(a)	Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

(b)	Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

(c)	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Notes to the Consolidated Financial Statements December 31, 2021

	As of December 31, 2021			Measurement Methodology
	Carrying Amount at Amortized Cost	Fair value (reporting purposes)	Book value	Level 1	Level 2	Level 3
Fair value measurement of assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,515,051	1,515,051	-	-	1,515,051	-
Other current financial assets
- Time deposits	905,170	905,170	-	-	905,170	-
- Derivative financial instruments
- Forwards	-	-	1,031	-	1,031	-
- Options	-	-	223	-	223	-
- Hedging assets	-	-	-	-	-	-
- Swaps	-	-	12,613	-	12,613	-
Non-current accounts receivable	6,172	6,172	-	-	-	-
Other non-current financial assets:
- Other	91	91	-	-	91	-
- Equity instruments	-	-	8,932	8,932	-	-
- Hedging assets – Swaps	-	-	-	-	-	-
Other current financial liabilities
- Bank borrowings	85	85	-	-	85	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	1,270	-	1,270	-
- Options	-	-	402	-	402	-
-Hedging liabilities – Swaps	-	-	8,954	-	8,954	-
-Swaps hedges, investments	-	-	-	-	-	-
- Unsecured obligations	40,594	40,594	-	-	40,594	-
- Current lease liabilities	7,704	7,704	-	-	7,704	-
Other non-current financial liabilities
- Bank borrowings	69,613	70,497	-	-	70,497	-
- Unsecured obligations	2,445,219	2,871,005	-	-	2,871,005	-
- Non-current hedging liabilities	-	-	72,900	-	72,900	-
- Non-current lease liabilities	46,519	34,521	-	-	34,521	-

Notes to the Consolidated Financial Statements December 31, 2021

	As of December 31, 2020			Measurement Methodology
	Carrying Amount at Amortized Cost	Fair value (reporting purposes)	Book Value	Level 1	Level 2	Level 3
Fair value measurement of assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	509,102	509,102	-	-	509,102	-
Other current financial assets
- Time deposits	345,459	345,459	-	-	345,459	-
- Derivative financial instruments
- Forwards	-	-	2,263	-	2,263	-
- Options	-	-	347	-	347	-
Non-current accounts receivable	11,165	11,165	-	-	-	-
Other non-current financial assets:
- Other	80	80	-	-	80	-
- Equity instruments	-	-	14,569	14,569	-	-
- Hedging assets – Swaps	-	-	37,276	-	37,276	-
Other current financial liabilities
- Bank borrowings	82	82	-	-	82	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	4,614	-	4,614	-
- Options	-	-	780	-	780	-
- Hedging liabilities – Swaps	-	-	5,695	-	5,695	-
- Swaps	-	-	21,004	-	21,004	-
- Unsecured obligations	36,781	36,781	-	-	36,781	-
- Current lease liabilities	5,528	5,528	-	-	5,528	-
Other non-current financial liabilities
- Bank borrowings	69,376	71,029	-	-	71,029	-
- Unsecured obligations	1,816,626	2,355,943	-	-	2,355,943	-
- Non-current hedging liabilities	-	-	13,511	-	13,511	-
- Non-current lease liabilities	25,546	26,027	-	-	26,027	-

Notes to the Consolidated Financial Statements December 31, 2021

13.8	Estimated fair value of financial instruments

The fair value of financial assets and liabilities is estimated using the following information. Although the data represent Management's best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

Fair value estimation for book value

Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF).

The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts is recognized in the caption finance costs, foreign currency translation gain (loss) or cash flow hedge reserve in the statement of comprehensive income, depending on each particular case.

Estimate of fair value for reporting purposes

•	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

•	The fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

•	Payables, current lease liabilities and other current financial liabilities are considered fair value equal to book value due to the short-term maturity of these accounts.

•	The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) and lease liabilities of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions.

Notes to the Consolidated Financial Statements December 31, 2021

13.9	Net Debt reconciliation

This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The definition of the net debt is described in Note 20.1. and includes current and non-current lease liabilities to complete its analysis.

	As of December 31, 2021	As of December 31, 2020
Net debt	ThUS$	ThUS$
Cash and cash equivalents	1,515,051	509,102
Other current financial assets	919,049	348,069
Other non-current financial hedge assets	245	37,276
Other current financial liabilities	(51,305)	(68,955)
Lease liabilities, current	(7,704)	(5,528)
Other non-current financial liabilities	(2,587,732)	(1,899,513)
Non-current Lease liabilities	(46,519)	(25,546)
Total	(258,915)	(1,105,095)

Net debt	As of December 31, 2020	From cash flow			Not from cash flow			As of December 31, 2021
		Amounts from loans	Amounts from interests	Other cash income/expenses	Hedging and non- hedging instruments	Exchange rate differences	Others
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(1,922,864)	(685,130)	75,578	16,570	-	44,473	(84,138)	(2,555,511)
Current and non-current lease liabilities	(31,074)	7,960	1,587	-	-	181	(32,877)	(54,223)
Financial instruments derived from hedging	18,070	(760)	7,238	-	(45,017)	-	(61,128)	(81,597)
Assets and liabilities associated to obligations with the public and bank loans	(1,935,868)	(677,930)	84,403	16,570	(45,017)	44,654	(178,143)	(2,691,331)
Cash and cash equivalents	509,102	-	-	1,022,061	-	(16,112)	-	1,515,051
Deposits that do not qualify as cash and cash equivalents	345,459	-	(2,747)	585,106	-	(27,315)	4,667	905,170
Derivatives from hedge assets	(21,004)	-	-	9,405	23,082	-	1,130	12,613
Derivatives from other financial non-hedge assets	(2,784)	-	-	(2,327)	4,693	-	-	(418)
Total	(1,105,095)	(677,930)	81,656	1,630,815	(17,242)	1,227	(172,346)	(258,915)

Notes to the Consolidated Financial Statements December 31, 2021

Note 14 Right-of-use assets and Lease liabilities

14.1	Right-of-use assets

Reconciliation of changes in right-of-use assets as of December 31, 2021, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Office equipment	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Constructions in progress	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	-	23,377	-	2,479	-	-	-	-	-	-	-	4,168	30,024
Additions	17,552	1,209	-	862	-	-	-	-	-	-	-	12,203	31,826
Depreciation expenses	(199)	(3,635)	-	(763)	-	-	-	-	-	-	-	(4,109)	(8,706)
Other increases / decreases	-	-	-	-	-	-	-	-	-	-	-	(536)	(536)
Total changes	17,353	(2,426)	-	99	-	-	-	-	-	-	-	7,558	22,584
Closing balance	17,353	20,951	-	2,578	-	-	-	-	-	-	-	11,726	52,608

Reconciliation of changes in right-of-use assets as of December 31, 2020, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Office equipment	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Constructions in progress	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	-	25,742	-	3,356	-	-	-	-	-	-	-	8,066	37,164
Additions	-	1,782	-	-	-	-	-	-	-	-	-	121	1,903
Depreciation expenses	-	(3,535)	-	(877)	-	-	-	-	-	-	-	(4,019)	(8,431)
Other increases / decreases	-	(612)	-	-	-	-	-	-	-	-	-	-	(612)
Total changes	-	(2,365)	-	(877)	-	-	-	-	-	-	-	(3,898)	(7,140)
Closing balance	-	23,377	-	2,479	-	-	-	-	-	-	-	4,168	30,024

The Company’s lease activities included the following aspects:

(a) The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate,

(b) The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.

(c) These are not subject to restrictions or agreements imposed by contracts.

There were no sales transactions with leases later in the period.

Notes to the Consolidated Financial Statements December 31, 2021

14.2	Lease liabilities

Lease liabilities	As of December 31, 2021		As of December 31, 2020
	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	7,704	46,519	5,528	25,546
Total	7,704	46,519	5,528	25,546

i) Current and non-current lease liabilities

Debtor			Creditor
Tax ID No.	Company	Country	TAX ID No.	Supplier	Country	Contract indexation unit	Type of amortization	Maturity date	Effective rate
79.626.800-K	SQM Salar S.A.	Chile	83.776.000-3	Empresa Constructora Contex Ltda	Chile	UF	Monthly	03-31-2025	5.39%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Limitada	Chile	UF	Monthly	01-08-2026	2.89%
79.626.800-K	SQM Salar S.A.	Chile	76.146.110-9	Transportes, Construcción y Servicios Cribach Ltda	Chile	Peso	Monthly	09-01-2020	8.93%
79.626.800-K	SQM Salar S.A.	Chile	76.065.017-K	SKM Industrial Ltda.	Chile	Peso	Monthly	06-01-2022	8.93%
79.626.800-K	SQM Salar S.A.	Chile	96.862.140-8	Ameco Chile S.A.	Chile	Peso	Monthly	04-24-2021	4.07%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Limitada	Chile	Peso	Monthly	11-24-2025	2.89%
79.626.800-K	SQM Salar S.A.	Chile	76.158.471-5	Sociedad Inmobiliaria Amaru SpA	Chile	UF	Monthly	07-11-2023	2.00%
79.626.800-k	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Ltda.	Chile	UF	Monthly	06-01-2026	3,26%
79.947.100-0	SQM Industrial S.A.	Chile	96.856.400-5	El Trovador S.A.	Chile	UF	Monthly	02-08-2030	3.10%
79.947.100-0	SQM Industrial S.A.	Chile	76.976.580-8	Sociedad Comercial Grandleasing Chile Ltda	Chile	UF	Monthly	08-26-2024	2.72%
79.947.100-0	SQM Industrial S.A.	Chile	76.536.499-K	Jungheinrich Rentalif SPA	Chile	UF	Monthly	10-07-2024	3.49%
79.947.100-0	SQM Industrial S.A.	Chile	76.320.186-4	Tecno Fast S.A.	Chile	UF	Monthly	12-31-2022	1.44%
96.592.190-7	SQM Nitratos S.A.	Chile	76.536.499-K	Jungheinrich Rentalif SPA	Chile	UF	Monthly	10-07-2024	3.49%
93.007.000-9	SQM S.A.	Chile	76.536.499-K	Jungheinrich Rentalif SPA	Chile	UF	Monthly	10-07-2024	3.49%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.662.540-6	Containers Operators S.A.	Chile	UF	Monthly	12-31-2022	0.81%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.729.932-K	SAAM Logistics S.A.	Chile	UF	Monthly	08-01-2022	0.81%

Notes to the Consolidated Financial Statements December 31, 2021

Debtor			Creditor
Tax ID No.	Company	Country	TAX ID No.	Supplier	Country	Contract indexation unit	Type of amortization	Maturity date	Effective rate
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.722.280-7	Inmobiliaria Chincui SPA	Chile	UF	Monthly	05-01-2028	3.38%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S.A.	Chile	UF	Monthly	07-05-2025	2.97%
76.359.919-1	Orcoma Estudios SpA	Chile	70.017.320-8	Obispado de Iquique	Chile	CLP	Monthly	07-12-2036	6.16%
76.359.919-1	Orcoma Estudios SpA	Chile	73.190.800-1	Comunidad Indígena Aymara Pueblo de Pisiga Choque	Chile	UF	Monthly	07-12-2024	2.53%
76.359.919-1	Orcoma Estudios SpA	Chile	6.848.218-6	Ruth del Carmen Cortez Maturana	Chile	Peso	Monthly	07-12-2031	7.44%
Foreign	SQM North America Corp.	USA	Foreign	Paces West LL.	USA	Dollar	Monthly	12-31-2027	3.36%
Foreign	SQM North America Corp.	USA	Foreign	Hawkins Nunmber One, LLC	USA	Dollar	Monthly	08-31-2024	3.33%
Foreign	SQM North America Corp.	USA	Foreign	Deep South Equipment Company	USA	Dollar	Monthly	03-24-2024	1.33%
Foreign	SQM North America Corp.	USA	Foreign	Tennant-South	USA	Dollar	Monthly	07-02-2023	1.00%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Onni Ensenada S.A. de C.V.	Mexico	Dollar	Monthly	12-03-2026	3.45%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Europe N.V.	Belgium	Foreign	Straatsburgdok N.V.	Belgium	Euro	Monthly	03-31-2027	1.30%
Foreign	SQM Australia PTY	Australia	Foreign	Eagle Petroleum (WA) Pty Ltd	Australia	Australian dollar	Monthly	06-21-2022	5.00%
Foreign	SQM Australia PTY	Australia	Foreign	The trust Company (Australia) Pty Ltd	Australia	Australian dollar	Monthly	01-31-2021	3.60%
Foreign	SQM Australia PTY	Australia	Foreign	Ausco Modular Pty Limited	Australia	Australian dollar	Monthly	01-31-2023	5.00%
Foreign	SQM Australia PTY	Australia	Foreign	Western Australian Land Authority	Australia	Australian dollar	Monthly	08-31-2051	3.55%
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Mareauto Colombia S.A.S.	Colombia	COP	Monthly	12-18-2023	2.01%
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombia	COP	Monthly	10-16-2024	2.72%
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombia	COP	Monthly	12-27-2024	2.17%

Notes to the Consolidated Financial Statements December 31, 2021

(a) As of December 31, 2021, and 2020, current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of December 31,2021			Amounts at amortized cost as of December 31, 2021
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	540	1,618	2,158	457	1,407	1,864
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	100	300	400	89	272	361
SQM Salar S.A.	SKM Industrial Ltda.	202	135	337	197	133	330
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	48	145	193	43	132	175
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	49	146	195	47	144	191
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	8	23	31	7	20	27
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	364	1,110	1,474
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	541	721	168	512	680
SQM Industrial S.A.	Jungheinrich Rentalift SpA	30	88	118	27	82	109
SQM Industrial S.A.	Tecnofast	18	56	74	18	55	73
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	18	55	73	17	50	67
SQM S.A.	Jungheinrich Rentalift SpA	20	59	79	18	55	73
Orcoma Estudios SpA	Obispado de Iquique	1	4	5	1	1	2
Orcoma Estudios SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	1	5	6	1	4	5
Orcoma Estudios SpA	Ruth del Carmen Cortez Maturana	1	3	4	1	1	2
Soquimich Comercial S.A.	Container Operators S.A.	86	257	343	85	257	342
Soquimich Comercial S.A.	Muelles de Penco S.A.	41	124	165	41	122	163
Soquimich Comercial S.A.	Muelles de Penco S.A.	44	134	178	44	131	175
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	127	388	515
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	58	174	232	52	161	213
SQM North America Corp.	Paces West LL.	55	168	223	44	138	182
SQM North America Corp.	Hawkins Nunmber One, LLC	32	98	130	30	91	121
SQM North America Corp.	Deep South Equipment Company	1	4	5	1	4	5
SQM North America Corp.	Tennant- South	2	4	6	1	5	6
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	84	254	338
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	58	78	17	53	70
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	6	19	25
SQM Europe N.V.	Straatsburgdok N.V.	102	306	408	95	288	383
SQM Australia PTY	Ausco Modular Pty Limited	9	25	34	8	24	32
SQM Australia PTY	Western Australian Land Authority	(52)	(227)	(279)	(103)	(244)	(347)
SQM Australia PTY	Eagle Petroleum (WA) Pty Ltd	5	6	11	3	8	11
SQM Australia PTY	Knight Frank	12	-	12	12	-	12
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	2	4	6	2	4	6
SQM Colombia S.A.S.	Renting Colombia S.A.	2	7	9	2	7	9
SQM Colombia S.A.S.	Renting Colombia S.A.	3	7	10	3	7	10
Total		2,367	6,514	8,881	2,009	5,695	7,704

Notes to the Consolidated Financial Statements December 31, 2021

Debtor	Creditor	Nominal amounts as of December 31,2020			Amounts at amortized cost as of December 31, 2020
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	536	-	536	536	-	536
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	-	-	-	-	-	-
SQM Salar S.A.	SKM Industrial Ltda.	202	607	809	181	566	747
SQM Salar S.A.	Ameco Chile S.A.	135	-	135	134	-	134
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	353	1,076	1,429
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	540	720	164	498	662
Soquimich Comercial S.A.	SAAM Logistics S.A.	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	41	124	165	54	107	161
Soquimich Comercial S.A.	Muelles de Penco S.A.	44	133	177	57	115	172
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	123	376	499
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	55	18	73	54	18	72
SQM North America Corp.	Paces West LL.	53	163	216	41	128	169
SQM North America Corp.	Hawkins Nunmber One, LLC	31	96	127	28	85	113
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	81	246	327
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	59	79	16	49	65
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	6	18	24
SQM Europe N.V.	Straatsburgdok N.V.	91	302	393	83	279	362
SQM Australia PTY	The trust Company (Australia) Pty Ltd	14	42	56	14	42	56
Total		2,131	4,271	6,402	1,925	3,603	5,528

Notes to the Consolidated Financial Statements December 31, 2021

(b) As of December 31, 2021 and 2020, the non-current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of December 31,2021				Actual amounts as of December 31,2021
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	4,317	540	-	4,857	4,036	535	-	4,571
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	800	434	-	1,234	754	426	-	1,180
SQM Salar S.A.	SKM Industrial Ltda.	-	-	-	-	-	-	-	-
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	386	177	-	563	365	174	-	539
SQM Salar S.A.	Sociedad Inmobiliaria Amaru SpA	98	-	-	98	97	-	-	97
SQM Salar S.A.	Maquinarias Industriales Astudillo Hermanos Ltda.	62	44	-	106	57	43	-	100
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	4,040	13,364	3,086	4,997	3,905	11,988
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	1,141	-	-	1,141	1,115	-	-	1,115
SQM Industrial S.A.	Jungheinrich Rentalift SpA	216	-	-	216	209	-	-	209
SQM Industrial S.A.	Tecnofast	-	-	-	-	-	-	-	-
SQM Nitratos S.A.	Jungheinrich Rentalift SpA	134	-	-	134	129	-	-	129
SQM S.A.	Jungheinrich Rentalift SpA	145	-	-	145	141	-	-	141
Orcoma Estudios SpA	Obispado de Iquique	10	14	41	65	5	8	32	45
Orcoma Estudios SpA	Comunidad Indígena Aymara Pueblo de Pisiga Choque	8	-	-	8	8	-	-	8
Orcoma Estudios SpA	Ruth del Carmen Cortez Maturana	8	12	14	34	5	8	12	25
Soquimich Comercial S.A.	Container Operators S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	96	-	-	96	96	-	-	96
Soquimich Comercial S.A.	Muelles de Penco S.A.	104	-	-	104	103	-	-	103
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,883	261	3,399	1,082	1,766	259	3,107
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	465	116	-	581	444	115	-	559
SQM North America Corp.	Paces West LL.	465	752	-	1,217	403	714	-	1,117
SQM North America Corp.	Hawkins Nunmber One, LLC	224	-	-	224	217	-	-	217
SQM North America Corp.	Deep South Equipment Company	6	-	-	6	6	-	-	6
SQM North America Corp.	Tennant- South	3	-	-	3	3	-	-	3
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	756	-	1,545	713	731	-	1,444
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	65	-	-	65	63	-	-	63
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	24	-	-	24	23	-	-	23
SQM Europe N.V.	Straatsburgdok N.V.	844	1,015	-	1,859	807	1,000	-	1,807
SQM Australia PTY	Ausco Modular Pty Limited	15	-	-	15	15	-	-	15
SQM Australia PTY	Western Australian Land Authority	1,184	2,995	24,724	28,903	(86)	1,146	16,710	17,770
SQM Colombia S.A.S.	Mareauto Colombia S.A.S.	6	-	-	6	6	-	-	6
SQM Colombia S.A.S.	Renting Colombia S.A.	15	-	-	15	15	-	-	15
SQM Colombia S.A.S.	Renting Colombia S.A.	21	-	-	21	21	-	-	21
Total		16,636	14,332	29,080	60,048	13,938	11,663	20,918	46,519

Notes to the Consolidated Financial Statements December 31, 2021

Debtor	Creditor	Nominal amounts as of December 31,2020				Actual amounts as of December 31,2021
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	SKM Industrial Ltda.	337	-	-	337	330	-	-	330
SQM Salar S.A.	Ameco Chile S.A.	-	-	-	-	-	-	-	-
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	5,905	15,229	2,993	4,847	5,622	13,462
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	1,441	420	-	1,861	1,379	417	-	1,796
Soquimich Comercial S.A.	SAAM Logistics S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	262	-	-	262	163	96	-	259
Soquimich Comercial S.A.	Muelles de Penco S.A.	281	-	-	281	175	103	-	278
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,883	889	4,027	1,047	1,707	867	3,621
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	-	-	-	-	-	-	-	-
SQM North America Corp.	Paces West LL.	452	730	258	1,440	377	668	253	1,298
SQM North America Corp.	Hawkins Nunmber One, LLC	263	90	-	353	249	89	-	338
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	1,151	-	1,940	689	1,094	-	1,783
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	144	-	-	144	133	-	-	133
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	52	-	-	52	48	-	-	48
SQM Europe N.V.	Straatsburgdok N.V.	816	1,339	113	2,268	768	1,308	113	2,189
SQM Australia PTY	The trust Company (Australia) Pty Ltd	11	-	-	11	11	-	-	11
Total		9,833	11,207	7,165	28,205	8,362	10,329	6,855	25,546

Notes to the Consolidated Financial Statements
December 31, 2021

Other lease disclosures

Total lease expenses related to lease payments that did not qualify under the scope of IFRS 16 were ThUS$ 71,897 and ThUS$ 61,689 for the periods ended December 31, 2021 and 2020. See Note 23.8.

Expenses related to variable payments not included in lease liabilities were MUS$ 1,313 and MUS$ 1,117 for the periods ending December 31, 2021 and 2020.

Income from subleases on right-of-use assets were ThUS$ 146 and ThUS$ 176 as of December 31, 2021 and 2020, respectively.

Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

Notes to the Consolidated Financial Statements
December 31, 2021

Note 15	Intangible assets and goodwill

15.1	Reconciliation of changes in intangible assets and goodwill

As of December 31, 2021
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,447
Mining rights	Finite	149,532
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	15,158
Customer-related intangible assets	Finite	-
Intellectual property	Finite	6,481
Other intangible assets	Finite	131
Intangible assets other than goodwill		179,658
Goodwill	Indefinite	34,596
Total Intangible Asset		214,254

As of December 31, 2020
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	4,826
Mining rights	Finite	150,046
Water rights and rights of way	Indefinite	23,343
Customer-related intangible	Finite	-
Other intangible assets	Finite	192
Intangible assets other than goodwill		178,407
Goodwill	Indefinite	41,966
Total Intangible Asset		220,373

Notes to the Consolidated Financial Statements December 31, 2021

a)	Movements in identifiable intangible assets as of December 31, 2021:

Gross Value Movements in identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights Finite	Customer-related intangible assets	Intellectual property	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	35,281	160,496	7,424	18,000	1,778	-	2,274	45,500	270,753
Additions	296	344	-	-	-	-	9	-	649
Other increases / decreases for foreign currency exchange rates	(19)	2,283	(4)	-	-	-	(6)	-	2,254
Impairment losses recognized in profit or loss for the year	-	-	-	-	-	-	-	-	-
Decrease for classification as held for sale	-	-	-	-	-	-	-	-	-
Transferred from available for sale	-	16	-	-	-	-	-	-	16
Other increases (decreases)	58	(246)	-	-	-	7,370	-	(7,370)	(188)
Total increases (decreases)	335	2,397	(4)	-	-	7,370	3	(7,370)	2,731
Closing balance	35,616	162,893	7,420	18,000	1,778	7,370	2,277	38,130	273,484

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights Finite	Customer-related intangible assets	Intellectual property	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(30,455)	(10,450)	(2,081)	-	(1,778)	-	(2,082)	(3,534)	(50,380)
Other increases / decreases for foreign currency exchange rates	2	-	-	-	-	-	-	-	2
Other increases (decreases)	-	-	-	-	-	-	-	-	-
Impairment losses recognized in profit for the year (1)	-	(48)	(430)	-	-	-	-	-	(478)
Amortization	(1,716)	(2,863)	-	(2,842)	-	(889)	(64)	-	(8,374)
Total increases (decreases)	(1,714)	(2,911)	(430)	(2,842)	-	(889)	(64)	-	(8,850)
Closing balance	(32,169)	(13,361)	(2,511)	(2,842)	(1,778)	(889)	(2,146)	(3,534)	(59,230)

(1)	See Note 23.5

Notes to the Consolidated Financial Statements December 31, 2021

Net value Movements in Identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights Finite	Customer-related intangible assets	Intellectual property	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	4,826	150,046	5,343	18,000	-	-	192	41,966	220,373
Additions	296	344	-	-	-	-	9	-	649
Amortization	(1,716)	(2,863)	-	(2,842)	-	(889)	(64)	-	(8,374)
Impairment losses recognized in profit for the year	-	(48)	(430)	-	-	-	-	-	(478)
Other increases / decreases for foreign currency exchange rates	(17)	2,283	(4)	-	-	-	(6)	-	2,256
Decreases through sale	-	-	-	-	-	-	-	-	-
Transferred from available for sale	-	16	-	-	-	-	-	-	16
Other increases (decreases)	58	(246)	-	-	-	7,370	-	(7,370)	(188)
Total increases (decreases)	(1,379)	(514)	(434)	(2,842)	-	6,481	(61)	(7,370)	(6,119)
Closing balance	3,447	149,532	4,909	15,158	-	6,481	131	34,596	214,254

Movements in identifiable intangible assets as of December 31, 2020:

Gross Value Movements in identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	34,471	158,337	25,423	1,778	2,188	38,120	260,317
Additions	508	2,295	-	-	72	7,380	10,255
Other increases / decreases for foreign currency exchange rates	5	-	1	-	-	-	6
Decreases through sale	-	(136)	-	-	-	-	(136)
Other increases (decreases)	297	-	-	-	14	-	311
Total increases (decreases)	810	2,159	1	-	86	7,380	10,436
Closing balance	35,281	160,496	25,424	1,778	2,274	45,500	270,753

Notes to the Consolidated Financial Statements December 31, 2021

Accumulated amortization and impairment Movements in identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(28,460)	(767)	(2,081)	(505)	(2,026)	(3,394)	(37,233)
Other increases / decreases for foreign currency exchange rates	-	-	-	-	-	-	-
Other increases (decreases)	-	(2)	-	-	-	-	(2)
Impairment losses recognized in profit for the year	(14)	(654)	-	(990)	-	(140)	(1,798)
Amortization	(1,981)	(9,027)	-	(283)	(56)	-	(11,347)
Total increases (decreases)	(1,995)	(9,683)	-	(1,273)	(56)	(140)	(13,147)
Closing balance	(30,455)	(10,450)	(2,081)	(1,778)	(2,082)	(3,534)	(50,380)

Net value Movements in Identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	6,011	157,570	23,342	1,273	162	34,726	223,084
Additions	508	2,295	-	-	72	7,380	10,255
Amortization	(1,981)	(9,027)	-	(283)	(56)	-	(11,347)
Impairment losses recognized in profit for the year	(14)	(654)	-	(990)	-	(140)	(1,798)
Other increases / decreases for foreign currency exchange rates	5	-	1	-	-	-	6
Decreases through sale	-	(136)	-	-	-	-	(136)
Other increases (decreases)	297	(2)	-	-	14	-	309
Total increases (decreases)	(1,185)	(7,524)	1	(1,273)	30	7,240	(2,711)
Closing balance	4,826	150,046	23,343	-	192	41,966	220,373

Notes to the Consolidated Financial Statements December 31, 2021

(b)       Movements in identifiable goodwill as of December 31, 2021:

Gross Value Movements in identifiable goodwill	Opening balance	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	3,214
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	320
Soquimich European Holding B.V.	11,383	-	-	-	11,383
SQM Holland B.V.	7,370	-	-	(7,370)	-
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	45,500	-	-	(7,370)	38,130
Closing balance	45,500	-	-	(7,370)	38,130

Accumulated impairment Movements in identifiable goodwill	Opening balance	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	-	-	-	(3,214)
SQM S.A.	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-
Soquimich Comercial S.A.	(320)	-	-	-	(320)
Soquimich European Holding B.V.	-	-	-	-	-
SQM Holland B.V.	-	-	-	-	-
SQM Potasio S.A.	-	-	-	-	-
Total increases (decreases)	(3,534)	-	-	-	(3,534)
Closing balance	(3,534)	-	-	-	(3,534)

Notes to the Consolidated Financial Statements December 31, 2021

Net Value Movements in identifiable goodwill	Opening balance	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	-	-	-	-	-
Soquimich European Holding B.V.	11,383	-	-	-	11,383
SQM Holland B.V.	7,370	-	-	(7,370)	-
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	41,966	-	-	(7,370)	34,596
Closing balance	41,966	-	-	(7,370)	34,596

Movements in identifiable goodwill as of December 31, 2020

Gross Value Movements in identifiable goodwill	Opening balance	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	3,214
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	320
Soquimich European Holding B.V.	11,373	10	-	10	11,383
SQM Holland B.V.	-	7,370	-	7,370	7,370
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	38,120	7,380	-	7,380	45,500
Closing balance	38,120	7,380	-	7,380	45,500

Notes to the Consolidated Financial Statements December 31, 2021

Accumulated impairment Movements in identifiable goodwill	Opening balance	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	-	-	-	(3,214)
SQM S.A.	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-
Soquimich Comercial S.A.	(180)	-	(140)	(140)	(320)
Soquimich European Holding B.V.	-	-	-	-	-
SQM Holland B.V.	-	-	-	-	-
SQM Potasio S.A.	-	-	-	-	-
Total increases (decreases)	(3,394)	-	(140)	(140)	(3,534)
Closing balance	(3,394)	-	(140)	(140)	(3,534)

Net Value Movements in identifiable goodwill	Opening balance	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	140	-	(140)	(140)	-
Soquimich European Holding B.V.	11,373	10	-	10	11,383
SQM Holland B.V.	-	7,370	-	7,370	7,370
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	34,726	7,380	(140)	7,240	41,966
Closing balance	34,726	7,380	(140)	7,240	41,966

Notes to the Consolidated Financial Statements December 31, 2021

Note 16    Property, plant and equipment

As of December 31, 2021, and 2020, the detail of property, plant and equipment is as follows:

16.1	Types of property, plant and equipment

Description of types of property, plant and equipment	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Property, plant and equipment, net
Land	23,507	23,579
Buildings	270,563	239,666
Other property, plant and equipment	32,846	35,418
Transport equipment	2,463	2,880
Supplies and accessories	5,556	4,183
Office equipment	1,386	459
Network and communication equipment	1,359	1,272
Mining assets	38,241	47,052
IT equipment	3,570	4,083
Energy generating assets	3,970	4,878
Constructions in progress	731,787	486,345
Machinery, plant and equipment	896,997	887,504
Total	2,012,225	1,737,319
Property, plant and equipment, gross
Land	23,507	23,579
Buildings	767,096	705,089
Other property, plant and equipment	239,582	234,238
Transport equipment	13,357	13,030
Supplies and accessories	28,786	26,101
Office equipment	12,943	11,607
Network and communication equipment	9,577	8,951
Mining assets	195,889	194,562
IT equipment	30,456	29,629
Energy generating assets	38,540	38,540
Constructions in progress	731,787	486,345
Machinery, plant and equipment	3,464,881	3,304,061
Total	5,556,401	5,075,732
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(496,533)	(465,423)
Accumulated depreciation and impairment of other property, plant and equipment	(206,736)	(198,820)
Accumulated depreciation and impairment of transport equipment	(10,894)	(10,150)
Accumulated depreciation and impairment of supplies and accessories	(23,230)	(21,918)
Accumulated depreciation and impairment of office equipment	(11,557)	(11,148)
Accumulated depreciation and impairment of network and communication equipment	(8,218)	(7,679)
Accumulated depreciation and impairment of mining assets	(157,648)	(147,510)
Accumulated depreciation and impairment of IT equipment	(26,886)	(25,546)
Accumulated depreciation and impairment of energy generating assets	(34,570)	(33,662)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,567,904)	(2,416,557)
Total	(3,544,176)	(3,338,413)

Notes to the Consolidated Financial Statements December 31, 2021

Description of classes of property, plant and equipment	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	28,889	28,184
Conveyor Belt	18,294	20,117
Crystallizer	20,189	22,145
Plant Equipment	168,370	173,335
Tanks	22,358	15,367
Filter	41,438	35,553
Electrical equipment/facilities	97,594	93,937
Other Property, Plant & Equipment	71,150	49,930
Site Closure	34,248	36,828
Piping	106,317	102,578
Well	202,982	226,347
Pond	42,547	41,906
Spare Parts (1)	42,601	41,277
Total	896,977	887,504

(1) The reconciliation of the spare parts provision as of December 31, 2021 and 2020 is as follows:

Conciliation	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Opening balance	42,881	39,265
Increase in provision	5,381	3,616
Closing balance	48,262	42,881

Notes to the Consolidated Financial Statements December 31, 2021

16.2	Conciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2021 and 2020:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2021, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,579	705,089	234,238	13,030	26,101	11,607	8,951	194,562	29,629	38,540	486,345	3,304,061	5,075,732
Additions	-	-	346	-	-	29	58	-	232	-	470,112	756	471,533
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	(72)	(152)	(8)	(3)	(14)	(3)	-	-	(9)	-	-	(166)	(427)
Reclassifications	-	62,185	5,009	342	2,699	1,310	553	1,327	510	-	(224,945)	155,900	4,890
Other increases (decreases)	-	(26)	(3)	(12)	-	-	15	-	94	-	275	4,330	4,673
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	(72)	62,007	5,344	327	2,685	1,336	626	1,327	827	-	245,442	160,820	480,669
Closing balance	23,507	767,096	239,582	13,357	28,786	12,943	9,577	195,889	30,456	38,540	731,787	3,464,881	5,556,401

Reconciliation of changes in property, plant and equipment by class as of December 31, 2021, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(465,423)	(198,820)	(10,150)	(21,918)	(11,148)	(7,679)	(147,510)	(25,546)	(33,662)	-	(2,416,557)	(3,338,413)
Changes
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(30,872)	(7,848)	(759)	(1,384)	(383)	(539)	(10,138)	(1,387)	(908)	-	(141,460)	(195,678)
Impairment (3)	-	(456)	(75)	-	(16)	(8)	-	-	(8)	-	-	(5,019)	(5,582)
Increase (decrease) in foreign currency translation difference	-	72	7	3	14	2	-	-	9	-	-	97	204
Reclassifications	-	106	(1)	12	74	(20)	-	-	47	-	-	(5,108)	(4,890)
Other increases (decreases) (1)	-	40	1	-	-	-	-	-	(1)	-	-	143	183
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(31,110)	(7,916)	(744)	(1,312)	(409)	(539)	(10,138)	(1,340)	(908)	-	(151,347)	(205,763)
Closing balance	-	(496,533)	(206,736)	(10,894)	(23,230)	(11,557)	(8,218)	(157,648)	(26,886)	(34,570)	-	(2,567,904)	(3,544,176)

Notes to the Consolidated Financial Statements December 31, 2021

Reconciliation of changes in property, plant and equipment by class as of December 31, 2021, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,579	239,666	35,418	2,880	4,183	459	1,272	47,052	4,083	4,878	486,345	887,504	1,737,319
Additions	-	-	346	-	-	29	58	-	232	-	470,112	756	471,533
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(30,872)	(7,848)	(759)	(1,384)	(383)	(539)	(10,138)	(1,387)	(908)	-	(141,460)	(195,678)
Impairment (3)	-	(456)	(75)	-	(16)	(8)	-	-	(8)	-	-	(5,019)	(5,582)
Increase (decrease) in foreign currency translation difference	(72)	(80)	(1)	-	-	(1)	-	-	-	-	-	(69)	(223)
Reclassifications	-	62,291	5,008	354	2,773	1,290	553	1,327	557	-	(224,945)	150,792	-
Other increases (decreases) (1)	-	14	(2)	(12)	-	-	15	-	93	-	275	4,473	4,856
Decreases for classification as held for sale (2)	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	(72)	30,897	(2,572)	(417)	1,373	927	87	(8,811)	(513)	(908)	245,442	9,473	274,906
Closing balance	23,507	270,563	32,846	2,463	5,556	1,386	1,359	38,241	3,570	3,970	731,787	896,977	2,012,225

(1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment”, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles (v) Provisions related to the investment plan and assets related to closing the site.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

(3) See note 23.5.

Notes to the Consolidated Financial Statements December 31, 2021

Reconciliation of changes in property, plant and equipment by class as of December 31, 2020, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,620	666,027	257,247	12,143	25,531	11,441	8,009	161,619	28,693	38,495	375,316	3,142,461	4,750,602
Additions	-	838	278	-	82	33	386	-	429	-	319,192	987	322,225
Disposals	-	-	(33,048)	-	(1)	-	-	-	-	-	-	(149)	(33,198)
Increase (decrease) in foreign currency translation difference	22	49	2	1	5	-	-	-	12	-	-	53	144
Reclassifications	-	32,179	9,940	886	488	133	558	32,943	548	45	(203,412)	125,692	-
Other increases (decreases)	(27)	5,996	(181)	-	(4)	-	(2)	-	(53)	-	(4,751)	35,017	35,995
Decreases for classification as held for sale	(36)	-	-	-	-	-	-	-	-	-	-	-	(36)
Total changes	(41)	39,062	(23,009)	887	570	166	942	32,943	936	45	111,029	161,600	325,130
Closing balance	23,579	705,089	234,238	13,030	26,101	11,607	8,951	194,562	29,629	38,540	486,345	3,304,061	5,075,732

Reconciliation of changes in property, plant and equipment by class as of December 31, 2020, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(438,854)	(224,602)	(9,457)	(20,952)	(11,021)	(7,346)	(138,445)	(24,334)	(32,497)	-	(2,273,188)	(3,180,696)
Changes
Disposals	-	-	33,048	-	1	-	-	-	-	-	-	148	33,197
Depreciation expense	-	(26,779)	(7,284)	(692)	(966)	(126)	(335)	(9,065)	(1,242)	(1,165)	-	(134,230)	(181,884)
Impairment	-	(23)	(21)	-	-	-	-	-	(12)	-	-	(9,507)	(9,563)
Increase (decrease) in foreign currency translation difference	-	(20)	(2)	(1)	(4)	(1)	-	-	(10)	-	-	(28)	(66)
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	-	-
Other increases (decreases) (1)	-	253	41	-	3	-	2	-	52	-	-	248	599
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(26,569)	25,782	(693)	(966)	(127)	(333)	(9,065)	(1,212)	(1,165)	-	(143,369)	(157,717)
Closing balance	-	(465,423)	(198,820)	(10,150)	(21,918)	(11,148)	(7,679)	(147,510)	(25,546)	(33,662)	-	(2,416,557)	(3,338,413)

Notes to the Consolidated Financial Statements December 31, 2021

Reconciliation of changes in property, plant and equipment by class as of	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
December 31, 2020, net amount	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,620	227,173	32,645	2,686	4,579	420	663	23,174	4,359	5,998	375,316	869,273	1,569,906
Additions	-	838	278	-	82	33	386	-	429	-	319,192	987	322,225
Disposals	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Depreciation expense	-	(26,779)	(7,284)	(692)	(966)	(126)	(335)	(9,065)	(1,242)	(1,165)	-	(134,230)	(181,884)
Deterioration	-	(23)	(21)	-	-	-	-	-	(12)	-	-	(9,507)	(9,563)
Increase (decrease) in foreign currency translation difference	22	29	-	-	1	(1)	-	-	2	-	-	25	78
Reclassifications	-	32,179	9,940	886	488	133	558	32,943	548	45	(203,412)	125,692	-
Other increases (decreases) (1)	(27)	6,249	(140)	-	(1)	-	-	-	(1)	-	(4,751)	35,265	36,594
Decreases for classification as held for sale (2)	(36)	-	-	-	-	-	-	-	-	-	-	-	(36)
Total changes	(41)	12,493	2,773	194	(396)	39	609	23,878	(276)	(1,120)	111,029	18,231	167,413
Closing balance	23,579	239,666	35,418	2,880	4,183	459	1,272	47,052	4,083	4,878	486,345	887,504	1,737,319

(1) The net balance of “Other increases (Decreases)” corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles”, (v) Provisions related to the investment plan and assets associated to closing the site.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

Notes to the Consolidated Financial Statements December 31, 2021

16.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

16.4	Cost of capitalized interest, property, plant and equipment

The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and complies with the requirements of IAS 23.

Financing costs are not activated for periods that exceed the normal term for acquisition, construction or installation of the property; such is the case for delays, interruptions or temporary suspension of the project due to technical, financial or other problems that make it impossible to leave the property in usable conditions.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

Costs of capitalized interest	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Capitalized interest rate	4%	4%
Amount of interest cost capitalized	14,206	8,462

Notes to the Consolidated Financial Statements December 31, 2021

Note 17 Other current and non-current non-financial assets

As of December 31, 2021, and 2020, the detail of “Other Current and Non-current Assets” is as follows:

Other non-financial assets, current	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Domestic Value Added Tax	26,356	18,107
Foreign Value Added Tax	14,395	7,785
Prepaid mining licenses	1,233	1,025
Prepaid insurance	20,443	10,307
Other prepayments	659	946
Refund of Value Added Tax to exporters	-	14,316
Other taxes	6,030	4,499
Other assets	754	414
Total	69,870	57,399

Other non-financial assets, non-current	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Exploration and evaluation expenses (1)	26,752	17,883
Guarantee deposits	622	731
Other assets	6,113	3,428
Total	33,487	22,042

(1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2021, and 2020:

Conciliation	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Opening balance	17,883	18,654
Change in assets for exploration and evaluation of mineral resources
Additions	8,071	-
Short term reclassifications	83	(526)
Increase (decrease) due to transfers and other charges	715	(245)
Total changes	8,869	(771)
Total	26,752	17,883

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Notes to the Consolidated Financial Statements December 31, 2021

Mineral resource exploration and evaluation expenditure

Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation:

(a)                 Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of December 31, 2021, and 2020 there were no disbursements for this concept.

(b)                Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress.

Explorations in execution	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Chile	12,915	14,265
Total	12,915	14,265

Conciliation of explorations in execution	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Opening balance	14,265	18,654
Disbursements	11,964	-
Reclassifications	(13,314)	(4,389)
Total changes	(1,350)	(4,389)
Total	12,915	14,265

(c)                 Economically feasible: Reimbursements for exploration and evaluation whose study concluded that its economic viability is viable are classified in “Other non-financial assets, non-current.”

Prospecting	Type of Exploration	As of December 31, 2021	As of December 31, 2020
		ThUS$	ThUS$
Chile (1)	Metalic/Non-Metallic	18,154	10,872
Total		18,154	10,872

(1) The value presented for Chile is as of December 2021 for ThUS 5,622, corresponding to non-metallic exploration and evaluation and ThUS$ 12,367 associated with metallic exploration. In December 2020, the amounts of non-metallic exploration were ThUS$ 6,576 and metallic exploration were ThUS$ 4,296 Economically feasible metallic exploration is classified as advanced exploration.

Notes to the Consolidated Financial Statements December 31, 2021

Economically feasible metallic explorations are those classified as advanced exploration.

Prospecting conciliation	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Opening balance	10,872	10,009
Additions	8,071	-
Reclassifications from Exploration in execution – Chile	1,906	863
Reclassifications to Exploration in Exploitation-Chile	(2,695)	-
Total changes	7,282	863
Total	18,154	10,872

(d)                In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as “Current Assets” in the “Inventories in process” and the remaining portion is classified as “Other Non-current Non-Financial Assets”.

Short-Term Exploitation Conciliation	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Opening balance	1,318	1,367
Amortization	(1,359)	(1,683)
Reclassifications	1,276	1,634
Total changes	(83)	(49)
Total	1,235	1,318

Long-Term Exploitation Conciliation	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Opening balance	7,011	8,645
Amortization	-	-
Reclassifications	1,587	(1,634)
Total changes	1,587	(1,634)
Total	8,598	7,011

Notes to the Consolidated Financial Statements December 31, 2021

Note 18 Employee benefits

18.1	Provisions for employee benefits

Classes of benefits and expenses by employee	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Current
Profit sharing and bonuses	1,383	7,770
Performance bonds and operational targets	25,392	1,326
Total	26,775	9,096
Non-current
Profit sharing and bonuses	-	-
Severance indemnity payments	27,099	32,199
Total	27,099	32,199

18.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees. This is divided as follows:

a)	Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators.

b)	Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 18.3.

c)	Obligations after employee retirement, described in Note 18.4.

d)	Retention bonuses for a group of Company executives, described in Note 18.6.

Notes to the Consolidated Financial Statements December 31, 2021

18.3	Other long-term benefits

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

Methodology

The determination of the defined benefit obligation is made under the requirements of IAS 19 “Employee benefits”.

18.4	Post-employment benefit obligations

Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees, which do not generate obligations for the Company.

Reconciliation Changes in the benefit obligation	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Opening balance	9,864	9,586
Cost of service	-	-
Interest cost	240	280
Actuarial loss	(135)	506
Benefits paid	(419)	(508)
Closing balance	9,550	9,864

Notes to the Consolidated Financial Statements December 31, 2021

Reconciliation Changes in plan assets	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Fair value of plan assets at the start of the year	12,888	8,754
Actual gain on plan assets	1,028	4,642
Benefits paid	(419)	(508)
Fair value of plan assets as of the year-end	13,497	12,888
Financial statements	3,947	3,025
Items not yet recognized as components of net periodic pension costs:
Net actuarial loss at the beginning of the year	192	(3,634)
Amortization during the year	-	326
Estimated net gain for the year	847	3,500
Movement to recognize minimum pension obligations	1,039	192

Cost of service or benefits received during the year	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Cost of service or benefits received during the year	-	-
Interest cost of benefit obligation	240	280
Actual gain on plan assets	1,028	4,642
Amortization of prior year losses	-	326
Net gains during the year	847	3,500
Net periodic pension costs	(76)	(31)

Notes to the Consolidated Financial Statements December 31, 2021

18.5	Staff severance indemnities

As of December 31, 2021, and 2020, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Opening balance	(32,199)	(27,814)
Current cost of service	(4,978)	(3,804)
Interest cost	(1,303)	(1,486)
Actuarial gain loss	3,999	(2,826)
Exchange rate difference	4,971	(1,513)
Benefits paid during the year	2,411	5,244
Total	(27,099)	(32,199)

(a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of December 31, 2021	As of December 31, 2020	Annual/Years
Mortality rate	RV - 2014	RV - 2014
Actual annual interest rate	5.67%	3.65%
Voluntary retirement rate:
Men	6.49%	6.49%	Annual
Women	6.49%	6.49%	Annual
Salary increase	3.00%	3.00%	Annual
Retirement age:
Men	65	65	Years
Women	60	60	Years

(b)	Sensitivity analysis of assumptions

As of December 31, 2021, and 2020, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis as of December 31, 2021	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(1,614)	1,817
Employee turnover rate	(212)	237

Sensitivity analysis as of December 31, 2020	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(1,985)	2,234
Employee turnover rate	(261)	291

Sensitivity relates to an increase/decrease of 100 basis points.

Notes to the Consolidated Financial Statements December 31, 2021

18.6	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the change in the price of SQM’s shares. There is a partial payment of the share benefit program in the event of termination of the contract for causes other than the resignation and application of Article 160 of the Labor Code.

(a)	Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

(b)	Plan participants

The compensation plan considers 29 Company executives, who are entitled to this benefit, provided that they stay with the Company until a given date, recognizing on an accrual basis: a) a 2021 bonus, which will be made effective by paying 146,708 shares distributed between the four quarters of 2021, and b) a 2022 bonus for 42,032 shares, which will be made effective the first quarter of 2023.

Compensation

The compensation payable to each executive is calculated by multiplying:

i)	the average price of the series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, in its US dollar equivalent (with a value of US$ 41.93 per share).

ii)	the average price of SQM’s series B shares during the final quarter of 2022, subject to a limit of US$ 54 per share.

iii)	by a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on September 30, 2020.

The plan that was in place on December 31, 2020 considered 177,905 and 188,740 shares, for 2021. The effects on the income statement are equivalent to an expense of ThUS$ 5,979 and ThUS$ 875 in the income statement for the periods ending December 30, 2021 and 2020.

Shares exercised up to December 31, 2021 were 146,708.

Notes to the Consolidated Financial Statements December 31, 2021

Note 19     Provisions and other non-financial liabilities

19.1	Types of provisions

	As of December 31, 2021			As of December 31, 2020
Types of provisions	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	48,518	1,223	49,741	8,905	1,260	10,165
Provision for dismantling, restoration and rehabilitation cost (2)	-	58,592	58,592	-	61,265	61,265
Other provisions (3)	269,148	1,223	270,371	95,261	92	95,353
Total	317,666	61,038	378,704	104,166	62,617	166,783

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 21.1).

(2) The commitments related to Sernageomin have been incorporated through the issuance of the guarantee for the restoration of the place where the production sites are located.

(3) See Note 19.2.

Notes to the Consolidated Financial Statements December 31, 2021

19.2	Description of other provisions

Current provisions, other short-term provisions	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Rent under Lease contract (1)	260,889	85,167
Provision for additional tax related to foreign loans	1,027	740
End of agreement bonus	2,792	8,159
Directors’ per diem allowance	3,938	698
Miscellaneous provisions	502	497
Total	269,148	95,261

(1) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. This agreement has been amended since it was signed, and it is reasonable to expect that it will continue to be amended as mutually agreed by the parties.

Additionally, SQM Salar commits to contribute to research and development efforts, as well as to the communities in close proximity to the Salar de Atacama and provide a percentage of total annual sales of SQM Salar to regional development.

SQM Salar commits to contribute between US$10.8 million and US$18.9 million per year to research and development efforts, between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama, and 1.7% of total annual sales of SQM Salar to regional development.

Notes to the Consolidated Financial Statements December 31, 2021

19.3	Other non-financial liabilities, Current

Description of other liabilities	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Tax withholdings	21,546	1,208
VAT payable	26,111	1,642
Guarantees received	746	2,636
Accrual for dividend	34,184	8,027
Monthly tax provisional payments	23,319	8,407
Deferred income	5,605	6,435
Withholdings from employees and salaries payable	5,587	5,017
Accrued vacations (1)	23,467	24,003
Other current liabilities	1,288	3,580
Total	141,674	60,955

(1) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

Notes to the Consolidated Financial Statements December 31, 2021

19.4	Changes in provisions

Description of items that gave rise to variations as of December 31, 2021	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	10,165	61,265	95,353	166,783
Changes
Additional provisions	48,012	7,302	232,254	287,568
Provision used	(8,399)	-	(56,959)	(65,358)
Increase(decrease) in foreign currency exchange	(37)	-	(35)	(72)
Others	-	(9,975)	(242)	(10,217)
Total Increase (decreases)	39,576	(2,673)	175,018	211,921
Total	49,741	58,592	270,371	378,704

Description of items that gave rise to variations as of December 31, 2020	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	14,924	33,238	97,093	145,255
Changes
Additional provisions	62,922	30,974	60,685	154,581
Provision used	(67,685)	-	(59,939)	(127,624)
Increase(decrease) in foreign currency exchange	4	-	(2,486)	(2,482)
Others	-	(2,947)	-	(2,947)
Total Increase (decreases)	(4,759)	28,027	(1,740)	21,528
Total	10,165	61,265	95,353	166,783

Notes to the Consolidated Financial Statements December 31, 2021

Note 20      Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

20.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

The Company’s management controls capital management based on the following ratios:

Capital Management	As of December 31, 2021	As of December 31, 2020	Description (1)	Calculation (1)
Net Financial Debt (ThUS$)	204,692	1,074,020	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities– Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	4.62	5.40	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	18.41%	7.79%	Profit for the year divided by Total Equity	Profit for the year / Equity
Adjusted EBITDA (ThUS$)	1,185,453	579,765	Adjusted EBITDA	Profit (loss) + Depreciation and Amortization Expenses adjustments + Finance Costs + Income Tax – Other income and Share of profit of associates and joint ventures + Other expenses by function – Finance income – Currency differences
EBITDA (ThUS$)	1,140,086	524,650	EBITDA	Profit (loss) + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax
ROA	21.29%	9.83%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM)
Indebtedness	0.06	0.50	Net Financial Debt on Equity	Net Financial Debt / Total Equity

The Company’s capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The SQM Group manages its capital structure and makes adjustments bases on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the SQM Group.

There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.

20.2	Operational restrictions and financial limits

Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.

Capital management must ensure that the Borrowing Ratio remains below 1.0, with respect to the Series H, Series O and Series Q bonds. This ratio was redefined at the Bondholders' Meeting held in September 2020, as the result of dividing Net Financial Debt by the company's Total Equity. Previously it had been defined as Total Liabilities divided by Equity, and the limit for this ratio was 1.44, with a prepayment option for bondholders if this ratio rose above 1.2. As of December 31, this ratio was 0.06.

Notes to the Consolidated Financial Statements
December 31, 2021

The financial restrictions with respect to the bonds issued by the Company for the periods ended December 31, 2021 and 2020 are as follows.

Financial restrictions (member)
As of December 31, 2021	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.06	0.06	0.06	0.06
Fulfilled YES/NO	yes	yes	yes	yes

Financial restrictions (member)
As of December 31, 2020	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	Debt/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.44
Indicator or ratio determined by the company	0.5	0.5	0.5	1.23
Fulfilled YES/NO	yes	yes	yes	yes

Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture.

The Company is also committed to provide quarterly financial information.

The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.

20.3	Disclosures on preferred share capital

Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

Notes to the Consolidated Financial Statements December 31, 2021

(b)	require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

As of December 31, 2021, the SQM Group hold 648 Series A shares treasury shares.

Detail of capital classes in shares:

As of December 31, 2021, the Company has placed share issues in the market as described in note 1.7:

Type of capital in preferred shares	As of December 31, 2021		As of December 31, 2020
	Series A	Series B	Series A	Series B
Description of type of capital in shares
Number of authorized shares	142,819,552	142,818,904	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	142,818,904	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Increase (decrease) in the number of current shares	-	-	-	-
Number of outstanding shares	142,818,904	142,818,904	142,819,552	120,376,972
Number of shares owned by the Company or its subsidiaries or associates	648	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	1,442,893	134,750	342,636
Total number of subscribed shares	142,819,552	142,818,904	142,819,552	120,376,972

Notes to the Consolidated Financial Statements December 31, 2021

20.4	Disclosures on reserves in Equity

As of December 31, 2021, and 2020, this caption comprises the following:

Disclosures on reserves in equity	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	(7,913)	(11,569)
Reserve for cash flow hedges (2)	(34,025)	4,491
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	(11,146)	6,872
Reserve for actuarial gains or losses in defined benefit plans (4)	(4,174)	(8,680)
Other reserves	13,103	16,318
Total	(44,155)	7,432

(1) This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.

(2) The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

(3) This caption includes the fair value of equity investments that are not held for trading and that the group has irrevocably opted to recognize in this category upon initial recognition. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to retained earnings.

(4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

Notes to the Consolidated Financial Statements December 31, 2021

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before Taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balances as of January 1, 2020	(25,745)	9,879	(2,683)	(11,482)	1,992	392	(662)	14,086	(12,870)	(1,353)	(14,223)
Movement of reserves	(404)	(3,706)	1,001	955	(145)	9,784	(2,642)	2,537	9,166	(1,786)	7,380
Effect on profit and loss	14,580	-	-	-	-	-	-	(305)	14,275	-	14,275
As of December 31, 2020	(11,569)	6,173	(1,682)	(10,527)	1,847	10,176	(3,304)	16,318	10,571	(3,139)	7,432
Movement of reserves	4,046	(52,762)	14,246	4,648	(142)	(12,072)	3,818	134	(56,006)	17,922	(38,084)
Effect on profit and loss	(390)	-	-	-	-	-	-	(3,349)	(3,739)	-	(3,739)
Reclassification to retained earnings	-	-	-	-	-	(13,375)	3,611	-	(13,375)	3,611	(9,764)
Balances as of December 31, 2021	(7,913)	(46,589)	12,564	(5,879)	1,705	(15,271)	4,125	13,103	(62,549)	18,394	(44,155)

(1) See details on reserves for foreign currency translation differences on conversion in Note 25, letter b).

Notes to the Consolidated Financial Statements December 31, 2021

Other reserves

This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries and associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

Subsidiary – Associate	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Abu Dhabi Fertilizer Industries WWL	455	455
Kore Potash PLC	-	3,414
Vitas Fzco.	(38)	(244)
Pavoni & C. Spa	7	-
Others	(14)	-
Total	12,659	15,874
Other derivative reserves of the acquisition of subsidiaries, which was already under Company ownership at the acquisition date (IAS 27R)
SQM Iberian S.A.	(1,677)	(1,677)
Orcoma Estudios SPA	2,121	2,121
Total Other reserves	13,103	16,318

20.5	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company’s bylaws if there are preferred shares, with at least 30% of our consolidated profit for each year.

Dividend policy for commercial year 2021

Company’s dividend policy for the 2021 business year was agreed upon by the Board of Directors on April 23, 2021. This dividend policy was amended on November 17, 2021, and establishes the following:

(a)	Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend:

(i)	100% of the profit for 2021 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.85 times.

(ii)	80% of the profit for 2021 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.95 times.

(iii)	60% of the profit for 2021 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.05 times.

(iv)	If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2021 net income.

Notes to the Consolidated Financial Statements December 31, 2021

(b)	Distribute and pay two interim dividends during 2021, which will be charged to the final dividend indicated above against retained earnings reflected in the financial statements as of March 31, 2021 and June 30, 2021, by the percentage that corresponds according to the financial parameters expressed in (a) above.

On May 19, 2021 and August 18, 2021, the Board of Directors agreed to distribute and pay an interim dividend equivalent to US$ 0.23797 per share and US$ 0.31439 per share, respectively, out of the Company's earnings for 2021. These amounts were paid in Chilean peso equivalents at the official US dollar exchange rate on May 28, 2021 and September 1, 2021, respectively (the "Interim Dividends").

(c)	The Board of Directors will not distribute any other interim dividends out of 2021 earnings.

(d)	At the ordinary meeting to be held in 2022, the Company's Board of Directors will propose a final dividend in line with the percentage corresponding to the financial parameters outlined in (a) above, discounting the provisional dividends and the Interim Dividends. In the event that the amount equivalent to the percentage of the 2021 distributable earnings as described in (a) above is equal to or less than the sum of the Potential Dividend and the Interim Dividends, then no additional amount will be distributed and the Interim Dividends will be deemed to be paid as a final dividend. In any case, the final dividend may not be less than the minimum legal dividend required by law or the bylaws.

(e)	Any remaining amount from the net profits from 2021 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated profit that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it.

(f)	The payment of additional dividends is not being considered.

It must be expressly stated that this dividends policy details the intention of the Company’s Board of Directors and its fulfillment depends on the actual profits obtained, as well as on the results indicated by the projections the Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event.

20.6          Interim and provisional dividends

On May 19, 2021, the Board of Directors agreed to pay a provisional dividend equivalent to US$ 0.23797 per share with a charge to Company earnings for 2021. Payment began on this provisional dividend on June 10, 2021.

On August 18, 2021, the Board of Directors agreed to pay a provisional dividend equivalent to US$ 0.31439 per share with a charge to Company earnings for 2021. Payment began on this provisional dividend on September 9, 2021.

On December 22, 2021, the Board of Directors agreed to pay an interim dividend equivalent to US$1.40037 per share out of the Company's retained earnings. This interim dividend was paid on December 30, 2021.

Notes to the Consolidated Financial Statements December 31, 2021

20.7	Potential and provisional dividends

Dividends discounted from equity from January to December 2021 and 2020 were the following:

Dividends	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Ajay SQM Chile S.A. Dividends	-	556
Ajay SQM Chile S.A Payable Dividend	577	682
Soquimich Comercial S.A. Special Dividend	5,904	5,904
Soquimich Comercial S.A. Payable Dividend	5,927	2,976
Non-controlling interests	12,408	10,118
Interim dividend	157,774	44,986
Special dividend	399,998	100,000
Dividends payable	27,681	4,369
Owners of the Parent	585,453	149,355
Dividends discounted from equity for the period	597,861	159,473

Notes to the Consolidated Financial Statements December 31, 2021

Note 21        Contingencies and restrictions

In accordance with note 19.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

21.1	Lawsuits and other relevant events

(a)	In August 1996, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for concluding activities without attaching the necessary documentation for submission to the competent authorities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 492. Nitratos Naturais do Chile has presented a case to the federal court of Brazil to request a reduction in the fine, which is currently pending.

(b)	In August 2004, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for failing to report trade activities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 265. In 2018, the Court of Appeals agreed to a reduction in the fine and the Fazenda do Estado de Sao Paulo appealed to the Court of Brazil, and this appeal is still pending.

(c)	In December 2010, the city of Pomona in the state of California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers, for an approximate amount of US$ 30 million. On January 27, 2022, a judgment was issued against SQM NA for MUS$ 48.1, which has been appealed. The Company has recorded a charge of MUS$ 48.1 before taxes to the income statement for the year ended December 30, 2021.

(d)	In December 2010, the city of Lindsay in California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers, the trial is currently suspended.

(e)	In May 2014, a claim of compensation for damages was filed against SQM Nitratos for its alleged extracontractual liability derived from an explosion occurring in 2010 in the vicinity of the town of Baquedano, which caused the death of six workers. The portion of the claim that has not been settled in court is approximately MUS$ 1.2. On May 7, 2019, the 18th Civil Court of Santiago dismissed the claim. The case currently is in the Santiago Court of Appeals, which will make a determination on the motion for appeal and cassation brought about on behalf of the plaintiff.

(f)	In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to MUS$ 3. The arbitration is currently in the evidence stage.

(g)	In September 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruzlay Rojas Valderrama filed a public right annulment suit against Corfo regarding the Salar de Atacama Project Contract signed between Corfo and SQM Salar. The Company has intervened as an independent third party. This discussion stage has concluded. For more information, see Note 21.4.

Notes to the Consolidated Financial Statements December 31, 2021

(h)	The Company and FPC Ingeniería y Construcción SpA were sued in May 2019 for compensation for damages resulting from alleged extracontractual liability derived from the traffic accident occurring on March 5, 2018, involving the overturn of a truck owned by FPC and the subsequent death of its two occupants, both employees of FPC. The four children of one of the deceased workers are the plaintiffs in this case and are seeking compensation for moral damages. The case is in the 19th Civil Court of Santiago and is in the evidence stage. The amount of the claim is close to MUS$ 1.2.

(i)	The company Arrigoni Ingeniería y Construcción S.A. filed a claim in November 2019 against SQM Salar in arbitration court under CAM rules, requesting the conclusion of the Works Contract known as “Expansion of Lithium Carbonate Plant Phase II.” The trial is currently in the evidence stage. The amount of the claim is close to MUS$ 14.6.

(j)	The Company has initiated an arbitration process against the company Sierra Gorda S.C.M. due to controversies originating from the Mining, Royalties and Other Sales Contract dated December 16, 2011. Sierra Gorda S.C.M. has filed counterclaims against the Company. The process is in its evidence stage. The counterclaims filed against the Company amount to MUS$ 46.

(k)	Through resolution dated April 14, 2020, the General Water Bureau (DGA) fined SQM Salar S.A. an amount of 4,180 UTM for the alleged violation of article 294 of the Water Code. This resolution was appealed for reconsideration as established in article 136 of the Water Code, and its resolution is currently pending.

(l)	On January 7, 2021, the Company Ocaña y Vega Limited has requested arbitration against the Company to claim compensation for damages associated with the early termination of two construction contracts. The case has reached the evidence gathering stage. The cost of arbitration is valued at approximately ThUS$ 377.

(m)	On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. The trial is currently in the discussion stage. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. at the same arbitration tribunal.

(n)	In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors' and officers' liability insurance policy. The lawsuit has been notified to the arbitrator.

(o)	In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case is still in the discussion stage. The amount of the lawsuit is approximately ThUS$542 million.

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately MUS$ 1.05.

The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

Notes to the Consolidated Financial Statements December 31, 2021

21.2	Environmental contingencies

The SMA issued a resolution dated November 28, 2016, rectified by a resolution dated December 23, 2016, which filed charges against SQM Salar for brine extraction in excess of authorized amounts, progressive impairment of the vitality of carob trees, providing incomplete information modification of follow-up plan variables, and other charges. SQM Salar S.A. presented a compliance program that was accepted by the SMA. On December 2019, the Environmental Court of Antofagasta rendered the accepted compliance program null. In October 2020, the SMA formulated new observations for the compliance program, which will enable the incorporation of improvements in line with the ruling of the Environmental Court of Antofagasta, to then make a determination regarding approval or rejection. If a new compliance program is not approved by the SMA, or if approved and legally challenged and rendered null and void by the Chilean courts, the sanction process against SQM Salar could be resumed. This latter event may consider the application of fines up to MUS$ 9, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.

21.3	Tax Contingencies

SQM Salar has filed three tax claims against the SII for taxes levied between tax years 2012 and 2018 (business years 2011 to 2017). The SII has sought to broaden the application of the specific tax on mining activities to the extraction of lithium, a substance that is not concessionable by law. The amount associated with these processes totals US$ 90.4 million, which has been paid by SQM Salar. This amount is recorded under “Non-current tax assets” in the Consolidated State of the Company as of December 30, 2021 and 2020.

The non-current tax assets presented in the Company’s Financial Statements as of December 31, 2021 of US$ 90.4 million, correspond to the three claims in the recently mentioned dispute. This amount can be broken down as follows: overcharged amount of US$ 18.9 million; potential specific tax for lithium amounting to US$ 48.6 million (minus effect on first category income tax) and interests associated with this tax for US$ 22.8 million.

The details of the claims can be found below:

(a)	On August 26, 2016, a tax claim was filed with the Third Tax and Customs Court of the Metropolitan Region against tax assessments No. 169, 170, 171 and 172 for tax years 2012 to 2014. The amount in dispute is US$ 17.8 million, of which (i) US$ 11.5 million correspond to the contested tax (minus effect on first category income tax), and (ii) US$ 6.3 million correspond to interest and associated fines. On November 28, 2018, the Third Tax and Customs Court rejected the claim, and the case is currently in the Santiago Court of Appeals.

(b)	On March 24, 2017, a tax claim was filed with the Third Tax and Customs Court of the Metropolitan Region against tax assessment No. 207 and resolution No. 156, both issued by the SII, for tax years 2015 to 2016. The amount in dispute is US$ 8.6 million, of which (i) US$ 1.3 million correspond to amounts assessed in excess, (ii) US$ 6.9 million correspond to the contested tax (minus effect on first category income tax), and (ii) US$ 0.5 million correspond to interest and fines. On November 28, 2018, the Third Tax and Customs Court rejected the corresponding claim, and the case is currently in the Santiago Court of Appeals.

Notes to the Consolidated Financial Statements December 31, 2021

(c)	On July 15, 2021, SQM Salar filed a public right annulment suit and tax claim with the First Tax and Customs Court of the Metropolitan Region against tax assessments No. 65 and 66 for the 2017 and 2018 tax years. The amount in dispute is US$ 63.9 million, of which (i) US$ 17.7 million correspond to overcharged amounts, (ii) US$ 30.2 million correspond to the contested tax (minus effect on first category income tax), and (iii) US$ 16.1 million correspond to interest and fines. This case is under deliberation.

The SII has not issued an assessment claiming differences in the specific tax on mining activities filed for tax years 2019 onward. If the SII uses criteria similar to that used in previous years, it may issue an assessment in the future for this period. The Company estimates a potential assessment of US$ 79.8 million (minus effect on first category income tax) by the SII, without considering interests and fines.

To date, the Company has recorded no effect corresponding to this tax on its profit and loss.

21.4	Contingencies regarding to the Contracts with Corfo

On September 6, 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruzlay Rojas Valderrama and the Poder Ciudadano political party filed an annulment suit against Corfo, which requested that the Salar de Atacama Project Agreement between Corfo and the Company, SQM Potasio and SQM Salar be annulled. The Companies have taken part of the process as interested third parties.

In the event that the annulment claim is approved for the Salar de Atacama Project Agreement, SQM Salar may be prevented from the exploitation of the mining assets in the Salar de Atacama that it has leased from Corfo.

21.5	Contingencies associated with conflicts between shareholders of the Abu Dhabi Fertilizer Industries Company

Due to differences between shareholders of the company Abu Dhabi Fertilizer Industries Company, diverse lawsuits have arisen that may result in claims against SQM Corporation N.V. and by this company against the other shareholders. These disputes may materially affect the value of the investment of the Company in Abu Dhabi Fertilizer Industries Company. At this time, it is not possible to quantify the amounts of these claims.

21.6	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis. As of December 31, 2021, the guarantee amounts to ThUS$ 622.

Notes to the Consolidated Financial Statements

December 31, 2021

21.7	Securities obtained from third parties

The main security received (exceeding ThUS$ 100) from third parties to guarantee Soquimich Comercial S.A. their compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$ 8,866 and ThUS$ 10,114 on December 31, 2021 and 2020 respectively; which is detailed as follows:

Grantor	Relationship	As of December 31, 2021	As of December 31, 2020
		ThUS$	ThUS$
Ferosor Agrícola S.A.	Unrelated Third party	4,735	5,626
Tattersall Agroinsumos S.A.	Unrelated Third party	2,000	2,000
Covepa SPA	Unrelated Third party	592	703
Johannes Epple Davanzo	Unrelated Third party	264	314
Hortofrutícola La Serena	Unrelated Third party	272	303
Com. Serv Johannes Epple Davanz	Unrelated Third party	343	408
Juan Luis Gaete Chesta	Unrelated Third party	160	190
Arena Fertilizantes y Semillas	Unrelated Third party	178	211
Vicente Oyarce Castro	Unrelated Third party	205	229
Bernardo Guzmán Schmidt	Unrelated Third party	117	130
Total		8,866	10,114

21.8	Indirect guarantees

As of December 31, 2021, there are no indirect guarantees.

Notes to the Consolidated Financial Statements December 31, 2021

Note 22    Environment

22.1	Disclosures of disbursements related to the environment

Environmental protection, respect for human rights and overall impact on sustainability are ongoing concerns of the Company, both in its productive processes and throughout the supply chain. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy and human rights policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy. In 2020, the company announced an ambitious Sustainable Development Plan, which establishes specific measurable goals that seek to make SQM a leader in sustainability around the world. The main goals proposed are:

i)	A 65% reduction in the use of fresh water by the year 2040 and 40% by 2030, with respect to BAU (Bussiness as usual).

ii)	A 50% reduction in brine extraction from the Salar de Atacama by 2030, starting with 20% by November 2020, compared to the environmental permit.

iii)	Ensure that all our products are carbon neutral by 2040 and in the case of lithium, iodine and potassium chloride, this goal is for 2030.

iv)	Stimulate more and better instances for dialog with the communities near the operations.

During the year 2021 we have been making progress with each of these goals, starting with quarterly management of sustainability indicators and monitoring them on a quarterly basis. This has helped us to identify initiatives that help us to achieve these goals.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a “zone saturated with MP10 Particles” mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the “Decontamination Plan for Tocopilla” was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port, these measures have been timely implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects. For the specific case of the Salar de Atacama, the Company has implemented an online platform (www.sqmsenlinea.com), which enables any person to access all the environmental information compiled by the Company in keeping with its commitments.

In this context, the Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena (ME) and the Nueva Victoria plant (NV). This effort is being accompanied by outreach activities for the community and development of sites of interest.

Notes to the Consolidated Financial Statements December 31, 2021

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development. In order to do so, it acts both individually and in conjunction with private and public entities.

22.2	Detailed information on disbursements related to the environment

The cumulative disbursements which the Company had incurred as of December 31, 2021 for the concept of investments in production processes, verification and control of compliance with ordinances and laws related to industrial processes and facilities amounted to ThUS$ 31,128 and are detailed as follows:

Notes to the Consolidated Financial Statements December 31, 2021

Accumulated expenses as of December 31, 2021

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Miscellaneous	Environment - Operating Area	Not classified	Expense	13,799	12-31-2021
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	Sustainability: Environment and Risk Prevention	Expense	1,065	12-31-2021
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	2,201	12-31-2021
SQM S.A.	01-I017600 - Regularization of Hazardous Substances Decree	Environmental processing	Expense	13	01-06-2021
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	874	12-30-2021
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	Sustainability: Environment and Risk Prevention	Expense	443	12-31-2021
SQM S.A.	01-I030700 - Sectorial Permits EIA Project TEA	Environmental processing	Expense	78	12-06-2021
SQM S.A.	01-I035800 - Sustainability DS43 Phase 2	Sustainability: Environment and Risk Prevention	Assets	19	07-31-2021
SQM S.A.	01-S015900 - SQM Sustainability	Environmental processing	Expense	120	12-31-2021
SQM S.A.	01-S014200 - Projections	Environmental processing	Expense	7	05-19-2021
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	Environmental processing	Assets	472	10-27-2021
SQM S.A.	01-I039700 - Adapting tanks for hazardous substances NV	Environmental processing	Assets	300	12-31-2021
SQM S.A.	01-P010300 - Adapting tanks for hazardous substances PV	Environmental processing	Assets	17	03-16-2021
SQM S.A.	01-P010400 - Adaptation of dispatch warehouse PV	Environmental processing	Assets	245	12-31-2021
SQM S.A.	01-I038400 - Update APT conceptual and numerical hydrogeological model	Sustainability: Environment and Risk Prevention	Expense	83	12-28-2021
SQM S.A.	01-I041400 - EIA New ponds and stockpiles at Sur Viejo	Environmental processing	Expense	85	11-19-2021
SQM S.A.	01-I044400 - Improve NV proprietary warehouse and offices	Sustainability: Environment and Risk Prevention	Expense	6	08-31-2021
SQM S.A.	01-F000100 - EIA Pampa Blanca Maritime Project	Environmental processing	Expense	1	11-29-2021
SQM S.A.	01-I050900 – Responsible Conduct	Sustainability: Environment and Risk Prevention	Expense	29	12-31-2021
SQM S.A.	01-S022000 - Sustainability projects SQM-Sustainable luminaires iris-NV	Sustainability: Environment and Risk Prevention	Assets	15	10-31-2021
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	59	12-24-2021
SQM Industrial S.A.	04-J017200 - Guarantee availability Pampas Industrial Water System	Sustainability: Environment and Risk Prevention	Assets	29	07-07-2021
SQM Industrial S.A.	04-I032600 - Well Water Efficiency - Water Rec. Nueva Victoria. Stage I (1)	Sustainability: Environment and Risk Prevention	Assets	6	07-09-2021
SQM Industrial S.A.	04-J022700 - DIA integration of Coya Sur site	Environmental processing	Expense	85	12-29-2021
SQM Industrial S.A.	04-J022800 - Adaptation light pollution	Sustainability: Environment and Risk Prevention	Assets	75	05-13-2021
SQM Industrial S.A.	04-M004300 - Reduction of Industrial Waste	Sustainability: Environment and Risk Prevention	Expense	161	12-31-2021
SQM Industrial S.A.	04-I038200 - Well water efficiency - Water Rec. Nueva Victoria. Stage II	Sustainability: Environment and Risk Prevention	Assets	628	09-30-2021
SQM Industrial S.A.	04-I038600 - Monitoring extractions NV	Sustainability: Environment and Risk Prevention	Assets	392	12-07-2021
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	Environmental processing	Assets	459	10-04-2021
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	Sustainability: Environment and Risk Prevention	Expense	26	09-27-2021
SQM Industrial S.A.	04-M005400 - Rio Loa preventive monitoring (water and aquatic biota quality)	Sustainability: Environment and Risk Prevention	Expense	92	12-30-2021
SQM Industrial S.A.	04-M004600 - Degreasing chamber TAS ME Plant	Sustainability: Environment and Risk Prevention	Expense	5	12-27-2021
SQM Industrial S.A.	04-J013500 Handling Equipment Associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	41	11-29-2021
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory 2019	Sustainability: Environment and Risk Prevention	Expense	9	08-27-2021
SQM Industrial S.A.	04-M005600 - Improve N&Y warehouse	Sustainability: Environment and Risk Prevention	Assets	11	12-24-2021
SQM Industrial S.A.	04-I050100 - Engineering for Orcoma seawater impulsion system	Sustainability: Environment and Risk Prevention	Assets	141	12-29-2021
Subtotal				22,091

Notes to the Consolidated Financial Statements December 31, 2021

Accumulated expenses as of December 31, 2021

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Industrial S.A.	04-F000200 - Reopening of Pampa Blanca Project - Mine Operations Center / Conveyors	Sustainability: Environment and Risk Prevention	Assets	3	12-31-2021
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	Sustainability: Environment and Risk Prevention	Assets	8	12-31-2021
SIT S.A.	03-T009900 - Air quality monitoring system at Tocopilla	Sustainability: Environment and Risk Prevention	Assets	50	11-18-2021
SIT S.A.	03-T010500 - Hydrocarbon detection system at Tocopilla port	Sustainability: Environment and Risk Prevention	Assets	54	02-15-2021
SIT S.A.	03-T011800 - Mechanized Plant Automation	Sustainability: Environment and Risk Prevention	Assets	2	12-30-2021
SIT S.A.	03-T011400 - Purchase of spill control materials	Sustainability: Environment and Risk Prevention	Assets	39	12-09-2021
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	65	10-29-2021
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and Others	Sustainability: Environment and Risk Prevention	Expense	12	02-12-2021
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	7	12-31-2021
SQM Salar S.A.	19-L021700 - Upgrade RH y MA 2019	Environmental processing	Expense	60	08-27-2021
SQM Salar S.A.	19-S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	66	12-31-2021
SQM Salar S.A.	19-S016200 - Acquisiton of Hardware – Software 2020	Sustainability: Environment and Risk Prevention	Assets	12	11-26-2021
SQM Salar S.A.	19-S016300 - Consulting 2020	Sustainability: Environment and Risk Prevention	Assets	3	02-25-2021
SQM Salar S.A.	19-S016400 - Implementation Acquiere Environmental DB	Sustainability: Environment and Risk Prevention	Assets	3	03-11-2021
SQM Salar S.A.	19-S016700 - Improvements understanding reload	Sustainability: Environment and Risk Prevention	Assets	65	03-25-2021
SQM Salar S.A.	19-L025600 - Purchase of Generators, Variators, trafos. 2020	Sustainability: Environment and Risk Prevention	Assets	47	08-01-2021
SQM Salar S.A.	19-L025800 - Normalization of Administration System	Sustainability: Environment and Risk Prevention	Assets	6	04-09-2021
SQM Salar S.A.	19-C008600 - Asphalting plants Salar del Carmen	Sustainability: Environment and Risk Prevention	Assets	607	12-20-2021
SQM Salar S.A.	19-L026900 - Cameras and lighting at finished product plants	Environmental processing	Assets	19	03-31-2021
SQM Salar S.A.	19-L024200 - Environmental and Operational Risk Analysis Study of Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	21	12-21-2021
SQM Salar S.A.	19-S016500 - Incorporation of test models for artificial intelligence	Sustainability: Environment and Risk Prevention	Assets	5	10-31-2021
SQM Salar S.A.	19-L025300 - Compliance with sanitary water resolution	Sustainability: Environment and Risk Prevention	Assets	45	12-31-2021
SQM Salar S.A.	19-L026800 - Removal of old dryers MOP G III plant	Environmental processing	Assets	21	10-21-2021
SQM Salar S.A.	19-L030200 - Removal and disposal of non- hazardous waste at Salar de Atacama landfill site	Sustainability: Environment and Risk Prevention	Assets	183	12-31-2021
SQM Salar S.A.	19-L030700 - Electrification of wells, second stage	Sustainability: Environment and Risk Prevention	Assets	73	07-31-2021
SQM Salar S.A.	19-L028200 - Environmental Monitoring 2020	Sustainability: Environment and Risk Prevention	Expense	425	09-30-2021
SQM Salar S.A.	19-L029800 - Adaptation DS43	Environmental processing	Assets	141	12-12-2021
SQM Salar S.A.	19-L030100 - Standardization of Sectorial Environmental Permit 136 for Salar de Atacama Works	Environmental processing	Expense	52	06-30-2021
SQM Salar S.A.	19-L031300 - Global FM Compliance for Maintenance Area	Environmental processing	Expense	26	12-14-2021
SQM Salar S.A.	19-L031700 - Regulation of Emissions Sources of Light DS N°43	Environmental processing	Assets	663	12-31-2021
SQM Salar S.A.	19-L032300 - Hydrogeology EIA 2021	Sustainability: Environment and Risk Prevention	Assets	421	12-30-2021
SQM Salar S.A.	19-L019800 - Salar de Atacama paleoclimatic study	Sustainability: Environment and Risk Prevention	Expense	10	11-22-2021
SQM Salar S.A.	19-L032000 - Salar Sustainability Project	Sustainability: Environment and Risk Prevention	Assets	51	08-11-2021
SQM Salar S.A.	19-C012400 - New Disposal Salt Deposits	Sustainability: Environment and Risk Prevention	Assets	2,158	12-31-2021
SQM Salar S.A.	19-L020000 - PSAH Continuous Network Improvement and PC Rhyma	Sustainability: Environment and Risk Prevention	Assets	93	10-26-2021
SQM Salar S.A.	19-L034000 - Environmental Projects EIA + EIS 2021, 2022	Sustainability: Environment and Risk Prevention	Assets	1,944	12-31-2021
Subtotal				7,460

Notes to the Consolidated Financial Statements December 31, 2021

Accumulated expenses as of December 31, 2021

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Nitratos S.A.	12-I039000 - Adapting warehouse for hazardous substances at Mina Oeste	Environmental processing	Assets	71	12-29-2021
Minera Búfalo	20-A008200 - Búfalo proyect stage 1	Environmental processing	Expense	68	09-07-2021
Orcoma Estudios Spa	15-I039100 - Sectorial permits and compliance with environmental commitments EIA Orcoma Proyect	Environmental processing	Expense	1,127	09-30-2021
SQM Potasio S.A.	14-I039400 - Adapting tank at Iris	Environmental processing	Assets	89	12-31-2021
SQM Potasio S.A.	14-I039800 - Adequacy of the IRIS hazardous substances warehouse	Environmental processing	Assets	222	12-16-2021
Subtotal				1,577
Total				31,128

Notes to the Consolidated Financial Statements December 31, 2021

Committed expenses for future periods as of December 31, 2021

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Miscellaneous	Environment - Operating Area	Not classified	Expense	15,391	12-31-2022
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	Sustainability: Environment and Risk Prevention	Expense	25	12-31-2022
SQM S.A.	01-I017400 - Development of Pintados and Deposit Humberstone	Sustainability: Environment and Risk Prevention	Expense	25	12-31-2022
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	28	12-31-2022
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	Sustainability: Environment and Risk Prevention	Expense	301	12-31-2022
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	Environmental processing	Assets	739	12-31-2022
SQM S.A.	01-I039700 - Adapting Pond Substances NV	Environmental processing	Assets	351	12-31-2022
SQM S.A.	01-P010300 - Adapting pond substances PV	Environmental processing	Assets	435	12-31-2022
SQM S.A.	01-P010400 - Adapting dispatch warehouse PV	Environmental processing	Assets	199	12-31-2022
SQM S.A.	01-I041400 - DIA New pits and stockpiles in Sur Viejo	Environmental processing	Expense	315	12-31-2022
SQM S.A.	01-I044400 - Improve NV proprietary warehouse and offices	Sustainability: Environment and Risk Prevention	Expense	4	12-31-2022
SQM S.A.	01-I050900 – Responsible Conduct	Sustainability: Environment and Risk Prevention	Expense	1	12-31-2022
SQM S.A.	01-S022000 - Sustainability projects SQM-Sustainable luminaires iris-NV	Sustainability: Environment and Risk Prevention	Assets	25	12-31-2022
SQM S.A.	01-F000100 - Pampa Blanca EIA - Sea water Project	Environmental processing	Expense	449	12-31-2022
SQM S.A.	01-F000300 - Pampa Blanca Project Reopening - Iodide Plant	Sustainability: Environment and Risk Prevention	Assets	1,417	12-31-2022
SQM Industrial S.A.	04-I017700 - Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	59	12-31-2022
SQM Industrial S.A.	04-J013500 - Handling equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	263	12-31-2022
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	23	12-31-2022
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	49	12-31-2022
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory Measures	Sustainability: Environment and Risk Prevention	Expense	42	12-31-2022
SQM Industrial S.A.	04-J017200 - Assurance Availability Sistema Agua Industrial Pampas	Sustainability: Environment and Risk Prevention	Assets	3	12-31-2022
SQM Industrial S.A.	04-M003900 - Revocation PDME	Sustainability: Environment and Risk Prevention	Expense	47	12-31-2022
SQM Industrial S.A.	04-J022700 - DIA Integración Faena Coya Sur	Environmental processing	Expense	166	12-31-2022
SQM Industrial S.A.	04-J022800 - Adaptation light pollution	Sustainability: Environment and Risk Prevention	Assets	246	12-31-2022
SQM Industrial S.A.	04-M004300 - Reduction of Industrial Waste	Sustainability: Environment and Risk Prevention	Expense	12	12-31-2022
SQM Industrial S.A.	04-I038200 - Well Water Efficiency N.V. II	Sustainability: Environment and Risk Prevention	Assets	25	12-31-2022
SQM Industrial S.A.	04-I038600 - Extraction monitoring N.V.	Sustainability: Environment and Risk Prevention	Assets	308	12-31-2022
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	Environmental processing	Assets	156	12-31-2022
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	Sustainability: Environment and Risk Prevention	Expense	14	12-31-2022
SQM Industrial S.A.	04-J025000 - Boiler Scrubber NPT3	Sustainability: Environment and Risk Prevention	Assets	200	12-31-2022
SQM Industrial S.A.	04-M005400 - Rio Loa Preventive Monitoring (Water and Aquatic Biota Quality)	Sustainability: Environment and Risk Prevention	Expense	114	12-31-2022
SQM Industrial S.A.	04-I050100 - Engineering Seawater impulsion system	Sustainability: Environment and Risk Prevention	Assets	174	12-31-2022
SQM Industrial S.A.	04-M005600 - Improve N&Y warehouse	Sustainability: Environment and Risk Prevention	Assets	19	12-31-2022
Subtotal				21,625

Notes to the Consolidated Financial Statements December 31, 2021

Committed expenses for future periods as of December 31, 2021

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Industrial S.A.	04-S022100 - Recovery of prilled heat in CS/Electric Buses	Sustainability: Environment and Risk Prevention	Assets	345	12-31-2022
SQM Industrial S.A.	04-F000200 - Pampa Blanca Project Reopening – Mining/Conveyors Operations Center	Sustainability: Environment and Risk Prevention	Assets	893	12-31-2022
SQM Industrial S.A.	04-J028700 - Electromobility pilot for passenger transportation	Sustainability: Environment and Risk Prevention	Assets	95	12-31-2022
SQM Industrial S.A.	04-J028800 - NPT2 economizers and structural improvements	Sustainability: Environment and Risk Prevention	Assets	182	12-31-2022
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	Sustainability: Environment and Risk Prevention	Assets	1,392	12-31-2022
SIT S.A.	03-T009900 - Air quality monitoring system Tocopilla	Sustainability: Environment and Risk Prevention	Assets	32	12-31-2022
SIT S.A.	03-T010500 - Hydrocarbon Detection System Tocopilla Port	Sustainability: Environment and Risk Prevention	Assets	21	12-31-2022
SIT S.A.	03-T011400 - Purchase of spill control materials	Sustainability: Environment and Risk Prevention	Assets	1	12-31-2022
SIT S.A.	03-T011800 - Mechanized Plant Automation	Sustainability: Environment and Risk Prevention	Assets	18	12-31-2022
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	24	12-31-2022
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and Others	Sustainability: Environment and Risk Prevention	Expense	34	12-31-2022
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	35	12-31-2022
SQM Salar S.A.	19-L019800 - Paleoclimate Study Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	25	12-31-2022
SQM Salar S.A.	19-L020000 - Improvement of Operational Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-L021400 - Environmental monitoring 2019 PSA	Environmental processing	Expense	21	12-31-2022
SQM Salar S.A.	19-L021700 - Update RH y MA 2019	Environmental processing	Expense	32	12-31-2022
SQM Salar S.A	19-S013400 - Online monitoring	Sustainability: Environment and Risk Prevention	Expense	390	12-31-2022
SQM Salar S.A.	19-C006800 - Renovation lighting towers - Salar del Carmen plant	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-L024200 - Environmental Risk Analysis Study Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	37	12-31-2022
SQM Salar S.A.	19-S016200 - Acquisition of Hardware- Software	Sustainability: Environment and Risk Prevention	Assets	4	12-31-2022
SQM Salar S.A.	19-S016300 - Consulting 2020	Sustainability: Environment and Risk Prevention	Assets	36	12-31-2022
SQM Salar S.A.	19-S016400 - Implementation Acquiere BD Amb	Sustainability: Environment and Risk Prevention	Assets	1	12-31-2022
SQM Salar S.A.	19-S016500 - Incorporation of IA prediction test models	Sustainability: Environment and Risk Prevention	Assets	7	12-31-2022
SQM Salar S.A.	19-S016700 – Improvements to recharge understanding in SdA	Sustainability: Environment and Risk Prevention	Assets	16	12-31-2022
SQM Salar S.A.	19-S016900 - Monitoring water-vegetation dynamics in the Aguas de Quelana sector	Sustainability: Environment and Risk Prevention	Assets	35	12-31-2022
SQM Salar S.A.	19-L025300 - Compliance with Sanitary Resolution	Sustainability: Environment and Risk Prevention	Assets	116	12-31-2022
SQM Salar S.A.	19-L025800 - Normalization of Admin. System	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2022
SQM Salar S.A.	19-L028200 - Environmental Monitoring 2020	Sustainability: Environment and Risk Prevention	Expense	34	12-31-2022
SQM Salar S.A.	19-L029800 - Adapting to DS43	Environmental processing	Assets	34	12-31-2022
SQM Salar S.A.	19-L030100 - Compliance with Sectoral Environmental Permit 136 at Salar de Atacama site	Environmental processing	Expense	18	12-31-2022
SQM Salar S.A.	19-L030200 - Removal and final disposal of non-hazardous waste at Salar de Atacama landfill site	Sustainability: Environment and Risk Prevention	Assets	7	12-31-2022
SQM Salar S.A.	19-L031300 - Global FM Compliance Maintenance Area	Environmental processing	Expense	143	12-31-2022
SQM Salar S.A.	19-L031700 - Regulation of Emissions Sources of Light DS N°43	Environmental processing	Assets	737	12-31-2022
SQM Salar S.A.	19-L032300 - Hydrogeology EIA 2021	Sustainability: Environment and Risk Prevention	Assets	479	12-31-2022
SQM Salar S.A.	19-C012400 - New Disposal Salt Deposits	Sustainability: Environment and Risk Prevention	Assets	4,342	12-31-2022
SQM Salar S.A.	19-S021500 - SK Improvements -1300 2021	Environmental processing	Expense	14	12-31-2022
Subtotal				9,606

Notes to the Consolidated Financial Statements December 31, 2021

Committed expenses for future periods as of December 31, 2021

Parent Company or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Nitratos S.A.	12-I039000 - Adaptation of hazardous waste warehouse	Environmental processing	Assets	9	12-31-2022
SQM Nitratos S.A.	12-F000400 - Pampa Blanca Project Reopening – Mining Workshop	Sustainability: Environment and Risk Prevention	Assets	187	12-31-2022
Minera Búfalo	20-A008200 - Metallic Project Buffalo Stage 1	Environmental processing	Expense	21	12-31-2022
Orcoma Estudios Spa	15-I039100 - Sectoral Permits and compliance EIA Orcoma Proyect	Environmental processing	Expense	339	12-31-2022
SQM Potasio S.A.	14-I039400 - Adapting Pond Iris	Environmental processing	Assets	381	12-31-2022
SQM Potasio S.A.	14-I039800 - Adapting hazardous substances warehouse IRIS	Environmental processing	Assets	212	12-31-2022
Subtotal				1,149
Total				32,380

Notes to the Consolidated Financial Statements December 31, 2021

Accumulated expenses as of December 31, 2020

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Miscellaneous	Environment - Operating Area	Not classified	Expense	10,376	06-30-2020
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	4	11-12-2020
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	121	10-22-2020
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Assets	-	03-31-2020
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	791	12-31-2020
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	722	12-30-2020
SQM S.A.	01-I028300 - Implementation of PDC 2019	Sustainability: Environment and Risk Prevention	Expense	593	12-31-2020
SQM S.A.	01-I030700 - Sector Permits EIA Project	Environmental processing	Expense	280	11-20-2020
SQM S.A.	01-I035800 - Sustainability DS43 Phase 2	Sustainability: Environment and Risk Prevention	Assets	20	11-03-2020
SQM S.A.	01-I038400 - Update hydrogeological model	Sustainability: Environment and Risk Prevention	Gasto	76	12-31-2020
SQM S.A.	01-I039600 - New warehouse iodine stock NV	Environmental processing	Assets	54	12-31-2020
SQM S.A.	01-P010400 - Adequacy of office cellar PV	Environmental processing	Assets	16	12-06-2020
SQM S.A.	01-S014200 - Proyect	Environmental processing	Gasto	63	10-01-2020
SQM S.A.	01-S015900 - Sustainability SQM	Environmental processing	Gasto	975	10-26-2020
SQM Industrial S.A.	04-I017700 - Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V.	Sustainability: Environment and Risk Prevention	Assets	133	07-10-2020
SQM Industrial S.A.	04-I025000 - Re-drilling Well 2PL-2	Sustainability: Environment and Risk Prevention	Expense	1	02-29-2020
SQM Industrial S.A.	04-I032600 - Well Water Efficiency – Rec	Sustainability: Environment and Risk Prevention	Assets	123	07-30-2020
SQM Industrial S.A.	04-I038200 - Well Water Efficiency 2	Sustainability: Environment and Risk Prevention	Assets	79	12-31-2020
SQM Industrial S.A.	04-I038600 - Monitoring Extractions NV	Sustainability: Environment and Risk Prevention	Assets	15	12-24-2020
SQM Industrial S.A.	04-J012200 - DIA and regularization of wells CS	Environmental processing	Assets	-	02-25-2020
SQM Industrial S.A.	04-J015200 - Implement Economizers	Sustainability: Environment and Risk Prevention	Assets	-	09-25-2020
SQM Industrial S.A.	04-J015700 - Update closure plans	Sustainability: Environment and Risk Prevention	Expense	83	12-31-2020
SQM Industrial S.A.	04-J015800 - Other sectoral regularizations	Sustainability: Environment and Risk Prevention	Expense	42	09-24-2020
SQM Industrial S.A.	04-J017200 - Guarantee availability S	Sustainability: Environment and Risk Prevention	Assets	109	07-02-2020
SQM Industrial S.A.	04-J022700 - DIA Integración Faena Coya Sur	Environmental processing	Expense	87	12-31-2020
SQM Industrial S.A.	04-J022800 - Adequacy of light pollution	Sustainability: Environment and Risk Prevention	Assets	48	11-30-2020
SQM Industrial S.A.	04-J023700 - Regularization Decree Hazardous Substances	Environmental processing	Assets	35	11-20-2020
SQM Industrial S.A.	04-M004300 - Industrial Waste Reduction	Sustainability: Environment and Risk Prevention	Expense	77	12-31-2020
SQM Industrial S.A.	04-P010200 - PV Piles Project (DIA)+ Study	Sustainability: Environment and Risk Prevention	Expense	57	11-24-2020
SQM Salar S.A.	19-C006800 - Renovation of lighting towers	Sustainability: Environment and Risk Prevention	Assets	19	09-07-2020
SQM Salar S.A.	19-C008600 - Asphalting plants Salar del Carmen	Sustainability: Environment and Risk Prevention	Assets	432	12-30-2020
SQM Salar S.A.	19-L014700 - Industrial Waste Handling	Sustainability: Environment and Risk Prevention	Expense	45	09-30-2020
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and others	Sustainability: Environment and Risk Prevention	Expense	26	11-13-2020
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	1	12-31-2020
SQM Salar S.A.	19-L019800 - Paleoclimate Study (Iberian)	Sustainability: Environment and Risk Prevention	Expense	14	07-16-2020
SQM Salar S.A.	19-L021400 - Environmental Monitoring 2019	Environmental processing	Expense	11	12-31-2020
SQM Salar S.A.	19-L021700 - Improvement of RH and MA 2019	Environmental processing	Expense	40	12-30-2020
Total				15,568

Notes to the Consolidated Financial Statements December 31, 2021

Accumulated expenses as of December 31, 2020

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Salar S.A.	19-L023200 - Surveying equipment 2019	Sustainability: Environment and Risk Prevention	Assets	3	03-18-2020
SQM Salar S.A.	19-L025300 - Compliance with Sanitary Resolution	Sustainability: Environment and Risk Prevention	Assets	51	12-13-2020
SQM Salar S.A.	19-L025600 - Purchase of Generators, Miscellaneous	Sustainability: Environment and Risk Prevention	Assets	62	12-31-2020
SQM Salar S.A.	19-L025800 - Standardization of Admin. System	Sustainability: Environment and Risk Prevention	Assets	14	12-31-2020
SQM Salar S.A.	19-L026800 - Removal of old Dryers in MOP G III Plant	Environmental processing	Assets	20	12-22-2020
SQM Salar S.A.	19-S013400 - On-Line Monitoring	Sustainability: Environment and Risk Prevention	Expense	363	12-15-2020
SQM Salar S.A.	19-S016200 - Acquisition of Hardware - Software	Sustainability: Environment and Risk Prevention	Assets	8	11-30-2020
SQM Salar S.A.	19-S016300 - 2020 Consultancy	Sustainability: Environment and Risk Prevention	Assets	33	11-30-2020
SQM Salar S.A.	19-S016400 - Implementation Acquisition of BD Amb.	Sustainability: Environment and Risk Prevention	Assets	4	12-31-2020
SQM Salar S.A.	19-S016700 - Improved understanding of reloading	Sustainability: Environment and Risk Prevention	Assets	49	12-31-2020
Orcoma Estudios Spa	15-I039100 - Sectoral Permitting and Compliance Amb.	Environmental processing	Expense	252	12-31-2020
Minera Búfalo	20-A008200 - Buffalo Project	Environmental processing	Expense	61	11-19-2020
SQM Potasio S.A.	14-I039800 - Adequacy of IRIS Hazardous Substances Warehouse	Environmental processing	Assets	9	12-06-2020
Subtotal				929
Total				16,497

Notes to the Consolidated Financial Statements December 31, 2021

Future expenses as of December 31, 2020

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
Miscellaneous	Environment - Operating Area	Not classified	Expense	12,276	12-31-2021
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	42	12-31-2021
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	108	12-31-2021
SQM S.A.	01-I018700 - Salar de Llamara Sanction Process	Environmental processing	Assets	-	12-31-2021
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	5	12-31-2021
SQM S.A.	01-I028300 - Implementation of PDC 2019	Sustainability: Environment and Risk Prevention	Expense	332	12-31-2021
SQM S.A.	01-I030700 - Sectorial Permits EIA Project Tente en el Aire	Environmental processing	Expense	66	12-31-2021
SQM S.A.	01-I031300 - DIA Actualization RCA TEA	Environmental processing	Expense	369	12-31-2021
SQM S.A.	01-I035800 - Substantiation DS43 Phase 2	Sustainability: Environment and Risk Prevention	Assets	39	12-31-2021
SQM S.A.	01-I038400 - Hydrogeological model update	Sustainability: Environment and Risk Prevention	Expense	124	12-31-2021
SQM S.A.	01-I039600 - New Warehouse Stock Iodine NV	Environmental processing	Assets	606	12-31-2021
SQM S.A.	01-I039700 - Substance Pond Adaptation	Environmental processing	Assets	380	12-31-2021
SQM S.A.	01-P010300 - Adequacy of substance tanks	Environmental processing	Assets	355	12-31-2021
SQM S.A.	01-P010400 - Adaptation of PV dispatch warehouse	Environmental processing	Assets	294	12-31-2021
SQM S.A.	01-S014200 - Proyecta	Environmental processing	Expense	7	12-31-2021
SQM S.A.	01-S015900 – SQM Sustainability	Environmental processing	Expense	155	12-31-2021
SQM Industrial S.A.	04-I025000 - Re-drilling Well 2PL-2	Sustainability: Environment and Risk Prevention	Expense	127	12-31-2021
SQM Industrial S.A.	04-I032600 - Well Water Efficiency – Rec.	Sustainability: Environment and Risk Prevention	Assets	27	12-31-2021
SQM Industrial S.A.	04-I038200 - Well Water Efficiency 2	Sustainability: Environment and Risk Prevention	Assets	551	12-31-2021
SQM Industrial S.A.	04-I038600 - Monitoring Extractions NV	Sustainability: Environment and Risk Prevention	Assets	240	12-31-2021
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	30	12-31-2021
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	17	12-31-2021
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory Measures	Sustainability: Environment and Risk Prevention	Expense	120	12-31-2021
SQM Industrial S.A.	04-J017200 - Guarantee availability S	Sustainability: Environment and Risk Prevention	Assets	32	12-31-2021
SQM Industrial S.A.	04-J019900 - Provisional Access to Cerro Domina	Sustainability: Environment and Risk Prevention	Expense	4	12-31-2021
SQM Industrial S.A.	04-J022700 - DIA Integration of the Coya Sur mine site	Environmental processing	Expense	296	12-31-2021
SQM Industrial S.A.	04-J022800 - Adjustment of Light Pollution	Sustainability: Environment and Risk Prevention	Assets	321	12-31-2021
SQM Industrial S.A.	04-J023700 - Regularization of SQM Industrial Hazardous Substances Decree	Environmental processing	Assets	615	12-31-2021
SQM Industrial S.A.	04-M004300 - Reducción de Residuos Industriales	Sustainability: Environment and Risk Prevention	Expense	173	12-31-2021
SQM Industrial S.A.	04-P010200 - PV Piles Project (EIS)+ Study	Sustainability: Environment and Risk Prevention	Expense	275	12-31-2021
SIT S.A.	03-T009900 - Air Quality Monitoring System Tocopilla	Sustainability: Environment and Risk Prevention	Assets	82	12-31-2021
SIT S.A.	03-T010500 - Hydrocarbon Detection System Tocopilla Port	Sustainability: Environment and Risk Prevention	Assets	75	12-31-2021
SQM Salar S.A.	19-C006800 - Renovation of lighting tower park	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2021
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	89	12-31-2021
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and others	Sustainability: Environment and Risk Prevention	Expense	46	12-31-2021
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	41	12-31-2021
SQM Salar S.A.	19-L019800 - Paleoclimate Study (Iberian)	Sustainability: Environment and Risk Prevention	Expense	35	12-31-2021
Total				18,356

Notes to the Consolidated Financial Statements December 31, 2021

Future expenses as of December 31, 2020

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Disbursement	Exact or Estimated Date of Disbursement
				ThUS$
SQM Salar S.A.	19-L020000 - Improvement of Operations Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	95	12-31-2021
SQM Salar S.A.	19-L021400 - Environmental Monitoring 2019	Environmental processing	Expense	21	12-31-2021
SQM Salar S.A.	19-L021700 - Update RH y MA 2019	Environmental processing	Expense	92	12-31-2021
SQM Salar S.A.	19-L024200 - Environmental Risk Analysis Study	Sustainability: Environment and Risk Prevention	Expense	58	12-31-2021
SQM Salar S.A.	19-L025300 - Compliance with Sanitary Resolution	Sustainability: Environment and Risk Prevention	Assets	161	12-31-2021
SQM Salar S.A.	19-L025600 - Purchase of Generators, Variators	Sustainability: Environment and Risk Prevention	Assets	46	12-31-2021
SQM Salar S.A.	19-L025800 - Normalization of Admin. System	Sustainability: Environment and Risk Prevention	Assets	8	12-31-2021
SQM Salar S.A.	19-L026800 - Removal of old dryers at Plant MOP G III	Environmental processing	Assets	20	12-31-2021
SQM Salar S.A.	19-L026900 - Cameras and Lighting Products	Environmental processing	Assets	17	12-31-2021
SQM Salar S.A.	19-S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	187	12-31-2021
SQM Salar S.A.	19-S016200 - Acquisition of Hardware- Software	Sustainability: Environment and Risk Prevention	Assets	14	12-31-2021
SQM Salar S.A.	19-S016300 - Consulting 2020	Sustainability: Environment and Risk Prevention	Assets	39	12-31-2021
SQM Salar S.A.	19-S016400 - Implementation Acquiere BD Amb	Sustainability: Environment and Risk Prevention	Assets	4	12-31-2021
SQM Salar S.A.	19-S016500 - Incorporation of test models	Sustainability: Environment and Risk Prevention	Assets	12	12-31-2021
SQM Salar S.A.	19-S016700 – Improvements to recharge understanding	Sustainability: Environment and Risk Prevention	Assets	81	12-31-2021
SQM Salar S.A.	19-S016900 - Water dynamics monitoring	Sustainability: Environment and Risk Prevention	Assets	35	12-31-2021
SQM Nitratos S.A.	12-I039000 - Adaptation of hazardous waste warehouse	Environmental processing	Assets	80	12-31-2021
Orcoma Estudios Spa	15-I039100 - Sectoral Permits and compliance	Environmental processing	Expense	235	12-31-2021
Minera Búfalo	20-A008200 - Búfalo Project	Environmental processing	Expense	189	12-31-2021
SQM Potasio S.A.	14-I039400 - Adapting Pond Iris	Environmental processing	Assets	370	12-31-2021
SQM Potasio S.A.	14-I039800 - Adapting hazardous substances warehouse IRIS	Environmental processing	Assets	261	12-31-2021
Subtotal				2,025
Total				20,381

Notes to the Consolidated Financial Statements December 31, 2021

22.3	Description of each project, indicating whether these are in process or have been finished

Sociedad Quimica y Minera de Chile S.A.

Environmental Commitments Implementation Projects

I0172: The project includes the commitments the Tamarugos Environmental Management Plan, which contemplates an Environmental Education Program that includes the design, construction and start-up of an Environmental Education Center (CEDAM) at Puquios de Llamara.

I0283: The project involves the implementation of actions committed in the PDC. The implementation considers consulting with consultants (legal, hydrogeological and in processing with PDC), studies and additional follow-up.

I0307: The project involves the preparation and processing of sectoral and environmental permits with the DGA and SERNAGEOMIN for the “Tente en el Aire” Project.

I0384: The project contemplates updating the Conceptual and Numerical Hydrogeological Model for the Pampa del Tamarugal Aquifer.

Environmental Improvement Initiatives and Projects

I0176: The project involves diagnosis of works for their adaptation to the recently enacted Regulation of Hazardous Substances.

I0396: The project involves improving NV's hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

I0397: The project involves constructing a new NV warehouse, in accordance with the Hazardous Substances Regulation DS 43.

I0444: The project considers improving the proprietary warehouse and environmental offices in Nueva Victoria.

P0103: The project involves improving the hazardous substances pond facilities at PV, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

P0104: The project involves adapting the PV warehouse, in accordance with the Hazardous Substances Regulation DS 43.

I0509: The project involves improving the NV Iodine plant sectors aligned with the CR principles in each of the principles that this requires (safety, environment, waste).

S0220: The goal of the project is to finance the change in lighting with less energy consumption in the Iris Camp, aligned with the goals of the company’s sustainable development plan.

Projects for the Studies and Presentations to the Environmental Assessment System

I0194: The project consists of the preparation and processing of the Environmental Impact Study for Expansion of TEA and Impulsion.

I0282: The project consists of the preparation and processing of the Environmental Impact Study for Llamara.

I0358: The project contemplates standardizing facilities in accordance with standard DS43, Hazardous Substances regulation.

I0414: The project includes the preparation and processing of an Environmental Impact Statement (EIS) required to obtain environmental authorization for additional surface ponds, new scrap storage areas, increased transport of nitrate-rich salts to Coya Sur and increased BF portage (AFA) from Nueva Victoria to Sur Viejo.

Notes to the Consolidated Financial Statements December 31, 2021

S0142: The project considers SQM baseline survey in terms of ESG, we will compare ourselves to the industry and best practices to later plan how to reduce the gaps in the future with concrete initiatives.

S0159: The project considers surveying all the company’s sustainability initiatives, integrating the different practices in the areas of the company, identifying its strengths and opportunities to strengthen the management of its sustainability, aligning the strategy with the SDGs for all SQM operations in Chile. Support in completing the DJSI survey.

F0001: The project will develop the engineering and studies required to prepare the EIA, sectorial and territorial permits to operate the Pampa Blanca Mine.

SQM Industrial S.A.

Environmental Commitments Implementation Projects

J0158: The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS) and permits for hydraulic works defined in Article 294 of the Water Code (evaporation wells) at CS and NV.

Environmental Improvement Initiatives and Projects

I0326: The project considers installation of floating covers to reduce evaporation in water collection wells in NV.

I0382: The project consists of acquisition of floating covers to decrease evaporation, reducing the loss of water resources for the productive phase of iodine.

I0386 The project considers a monitoring and transmission system for effective extractions and dynamic levels in extraction wells owned by SQM, which supply the Nueva Victoria site.

I0469: The project considers the development of conceptual engineering studies for assessment of technical-economic feasibility for the implementation of a pilot floating photovoltaic solar plant in the Sur Viejo water ponds (FPV-SV).

J0135: This project consists of dealing with all the oils and components that contain 50ppm or more of Policlorobife (PCB) by 2025 at the latest.

J0157: The project will update the closure plans in accordance with the normal regime established by current legislation. These requirements include an initial external audit, detailed risks analysis and their control, and other requirements.

J0172: The project will ensure the availability of water resources in "CS, ME, VE and CV" adductions.

J0228: The project considers the installation and normalization of lighting in Coya Sur and María Elena.

J0237: The project involves improving the hazardous substance pond facilities at CS and improvements to the hazardous substance storage facilities at CS and ME, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

M0043: The project considers the removal of industrial waste to free up the sites defined for this purpose.

M0046: The project involves controlling and eliminating the passage of grease from the TAS plant into the CS plants.

M0056: The project involves improving electrical facilities in the storage warehouses, repairing structures and roofs, improving patio floors, reducing waste generation, reducing the risk of fatigue among warehouse staff and increasing productivity, including equipment with electrical traction and mechanical support for storage and dispatch.

I0501: The project involves constructing a 400 l/s seawater collection and impulsion system for watering the leach heap, iodide plant and evaporation pond.

Notes to the Consolidated Financial Statements December 31, 2021

J0290 The project will implement a solar pilot plant to generate thermal energy for heating solutions in NPT3. This first stage will draw O&M conclusions as well as yields for a potential industrial plant.

Projects for the Studies and Presentations to the Environmental Assessment System

J0227: The project consists of the preparation and processing of an Environmental Impact Declaration (DIA) to extend the useful life of the NPT2 plant and incorporate fuel with KNO3. Prepare and process a DIA for the expansion and updating of Coya Sur.

M0054: The project involves developing the preliminary identification studies of the mine and PV heap area, identification of intake points and layouts for the sea water impulsion line.

F0002: The project includes the reconstruction and repair of the Mine Operations Centers that treat the leaching process solutions, install the conveyor solutions at the Pampa Blanca site.

SIT S.A.

Environmental Improvement Initiatives and Projects

T0099: The project involves preparing a detailed emissions inventory, particulate matter dispersion model and protocol development. Measurement of fugitive emissions from Tocopilla Port operations and Air Quality Monitoring.

T0105: The purpose of the project is to install a system that detects and issues early warnings of hydrocarbons in the sea near the facilities at Tocopilla Port.

T0114: The goal of the project is to have a containment system to protect against water contamination from hydrocarbons or other contaminant liquid substances.

T0118: The objective of the project is to review and engineer all the equipment comprising this shipping circuit, conveyor belts, feeders and control system of the mechanized arm, in order to achieve automation.

SQM Salar S.A.

Environmental Commitments Implementation Projects

L0198: The project will date sediment in the depositional environments of the last 50,000 years to complement the facies sedimentological model provided by the consultant. The project will try to reconstruct the variability history of the lagoon system with absolute ages.

L0200: The project will identify an appropriate device. Field testing of sensors. Purchase of sensors for all points. Installation of sensors. Analyze remote data transmission (future project).

L0217: The project involves quoting new equipment. Purchase of new equipment. Reparation of old equipment for use as backup in the event of unexpected failure of new equipment.

L0301: The project will identify the requirements to request landfill permits and ensure their physical and chemical stability. It will include the safety measures that apply to construction and any future growth, in order to protect the environment and the life and welfare of people.

L0323: This considers undertaking hydrogeological and hydroecological studies, improvements in hydrogeological numerical modeling, instrumentation in environmentally sensitive areas and topographical surveys, to improve the hydrogeological-environmental understanding of the Salar de Atacama, to better respond to questions from environmental officials.

Notes to the Consolidated Financial Statements December 31, 2021

S0134: The project involves showing information online regarding extractions and reinjections from the Salar. Additionally, it includes biotic and hydrogeological information to show authorities and the community the actions implemented by SQM for the environmental variable it has committed to.

C0124: The project involves the construction of discarded salt deposits, required by the increase in production in the lithium hydroxide and lithium carbonate plant.

Environmental Improvement Initiatives and Projects

C0086: The project involves asphalting the Salar de Carmen plants to reduce the dust particles in suspension raised during the movement of trucks.

L0147: This project contemplates the reduction of these industrial waste storage points and packaging of different industrial waste according to the RCA and legislation in force.

L0188: The project involves the participation of an external consulting team to narrow down the sources of the risks identified, propose operational optimization plans, improvements to control systems (monitoring networks) and support in modeling this deposit with a view to a better evolution of short- and medium-term projections (5 years).

L0189: It includes improving the current lysimeter stations and implementing new stations in important sectors that are not currently measured, with the ability to remotely transmit information. This will improve the spatial coverage of the stations that measure evaporation within the basin. This considers consulting with an expert to propose methodological improvements.

L0242: This contemplates consulting to study the large-scale behavior of lagoon systems through the development of analytic or semi-analytic solutions.

L0253: This considers the regularization of the potable water system and the disposal of sewage waters from management.

L0256: This contemplates the renovation of generators in SQM Salar to extend their useful life and purchase variators and transformers in different strengths to have stock in the event of failures and thereby ensure ongoing operations.

L0258: This considers the normalization of the Electricity System for maintaining and operating the transformer substations.

L0268: This considers the removal of old dryers and their final disposal at authorized facilities.

L0269: This considers improving controls over plant equipment and feed mixtures to keep products within specifications, to comply with current regulations regarding lighting and mitigate substandard conditions at the plant.

L0282: It will consider an ecological assessment plan and environmental variables, a monitoring and early warning plan, a contingency plan and a vegetation response model. Hydro-geological modeling and early warning well modeling.

L0298: It will consider adapting civil works to store hazardous substances, according to DS43.

L0302: It will consider removing non-hazardous industrial waste stored on site and reduce the amount of waste in authorized landfills.

L0307: It will consider electrifying 21 wells, which represent almost 27% of wells, from the Salar de Atacama generator, to optimize the use of the fuel supply truck, reduce the carbon footprint, and the losses associated with fuel distribution.

L0313: This considers generating protection and backup systems to ensure reliable operation of medium voltage equipment, which may provoke harm to people or damages to facilities.

Notes to the Consolidated Financial Statements December 31, 2021

L0317: This considers standardizing all external sources of lighting that do not have DS 43 certification for light pollution. The main activity involves regulating or changing all sources of emission that do not meet standards, considering the scopes and procedures established in this decree.

S0162: This contemplates the acquisition of technology for optimization and traceability of GHS data.

S0163: The project contains measurement methodology for different terrain parameters and subsequent conceptual modeling.

S0164: This contemplates the unification of proprietary and third-party databases.

S0165: This project takes responsibility for an opportunity to improve the speed of data analysis and efficiency in decision-making.

S0167: This contemplates a series of measures in the conceptualization of the Salar de Atacama basin, as well as updating data sets, which must be implemented to strengthen the model and which will be the management tool model for the basin.

L0320: The project aims to finance waste separation and recycling initiatives in the Salar de Atacama.

L0340: Elaboración EIA “Plan de Desarrollo Sustentable Salar de Atacama” y Elaboración DIA “Aumento Capacidad y Optimización Producción Planta de Litio Carmen”."

SQM Nitratos S.A.

Environmental Improvement Initiatives and Projects

I0390: The project contemplates making improvements to the common warehouse in Mina Oeste based on the commitments defined in the adaptation plan presented to the Health SEREMI, thereby complying with DS43.

Sociedad Contractual Minera Búfalo

Environmental Improvement Initiatives and Projects

A0082: The project contemplates the characterization of a potential copper deposit, through the execution of a 3D geophysics program, drilling and sample studies, decreasing the uncertainty of the geological model, as well as processing environmental and sectoral permits that enable the development of activities in the area.

Orcoma Estudios Spa

Environmental Commitments Implementation Projects

I0391: The project consists of obtaining sectoral and environmental sectoral permits for the Orcoma Project.

SQM Potasio S.A.

Environmental Improvement Initiatives and Projects

I0394: The project involves improving Iris's hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

I0398: The project involves adapting the hazardous substances warehouse at the NV Iodine Plant, in accordance with Hazardous Substances Regulation DS 43.

Notes to the Consolidated Financial Statements December 31, 2021

Note 23	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature

23.1	Revenue from operating activities customer activities

The SQM Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines:

(a)	Geographic areas:

For the year ended December 31, 2021
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	136,523	1,538	901	50,573	4,125	25,988	219,648
Latin America and the Caribbean	88,990	10,198	4,905	214,304	7,367	523	326,287
Europe	179,744	173,329	75,674	33,948	18,662	1,408	482,765
North America	314,895	102,746	50,349	57,682	29,860	2,470	558,002
Asia and Others	188,663	150,120	804,292	60,085	71,997	456	1,275,613
Total	908,815	437,931	936,121	416,592	132,011	30,845	2,862,315

For the year ended as of December 31, 2020
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	100,353	1,234	399	23,963	4,059	23,737	153,745
Latin America and the Caribbean	69,535	10,843	1,597	72,697	4,951	367	159,990
Europa	145,896	142,161	49,719	30,029	11,585	735	380,125
North America	246,737	90,292	25,558	39,432	23,963	1,588	427,570
Asia and Others	139,167	90,127	306,100	43,173	116,050	1,144	695,761
Total	701,688	334,657	383,373	209,294	160,608	27,571	1,817,191

Notes to the Consolidated Financial Statements December 31, 2021

(b)	Main product and service lines:

Products and Services	For the period from January to December of the year
	2021	2020
	ThUS$	ThUS$
Specialty plant nutrition	908,815	701,688
- Sodium Nitrates	24,829	18,291
- Potassium nitrate and sodium potassium nitrate	539,336	424,041
- Specialty Blends	234,369	163,033
- Other specialty fertilizers	110,281	96,323
Iodine and derivatives	437,931	334,657
Lithium and derivatives	936,121	383,373
Potassium	416,592	209,294
Industrial chemicals	132,011	160,608
Other	30,845	27,571
- Services	3,428	3,241
- Income from property leases	1,531	1,457
- Income from subleases on right-of-use assets	146	176
- Commodities	12,468	11,938
- Other ordinary income of Commercial Offices	13,272	10,759
Total	2,862,315	1,817,191

Notes to the Consolidated Financial Statements December 31, 2021

23.2	Cost of sales

Cost of sales broken down by nature of expense:

Nature of expense	For the period from January to December of the year
	2021	2020
	ThUS$	ThUS$
Raw materials and consumables used	(345,356)	(287,877)
Classes of employee benefit expenses	(211,771)	(178,956)
Depreciation expense	(195,678)	(182,314)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(5,963)	(5,814)
Amortization expense	(9,737)	(12,938)
Investment plan expenses	(15,059)	(14,286)
Provision for materials, spare parts and supplies	(505)	640
Contractors	(157,571)	(142,017)
Operating leases	(67,106)	(57,461)
Mining concessions	(7,325)	(6,645)
Operational transportation	(76,003)	(68,730)
Freight / product transportation costs	(77,353)	(52,156)
Purchase of products from third parties	(329,464)	(260,089)
Insurance	(21,869)	(17,657)
CORFO rights and other agreements	(247,604)	(74,418)
Export costs	(99,212)	(88,176)
Expenses related to variable lease payments (contracts under IFRS 16)	(1,313)	(1,117)
Variation in gross inventory	85,709	102,446
Variation in inventory provision	5,038	7,244
Other	5,934	6,000
Total	(1,772,208)	(1,334,321)

Notes to the Consolidated Financial Statements December 31, 2021

23.3	Other income

	For the period from January to December of the year
	2021	2020
Other income	ThUS$	ThUS$
Discounts obtained from suppliers	896	665
Fines charged to suppliers	83	267
Taxes recovered	287	1,487
Amounts recovered from insurance	1,811	14,861
Overestimate of provisions for third-party obligations	293	118
Sale of assets classified as properties, plant and equipment	1,923	1,626
Sale of mining rights	8,796	5,852
Easements, pipelines and roads	4,949	1,619
Refunds for mining patents and notarial expenses	198	85
Others	316	313
Total	19,552	26,893

23.4	Administrative expenses

	For the period from January to December of the year
	2021	2020
Administrative expenses	ThUS$	ThUS$
Employee benefit expenses	(60,552)	(55,152)
Marketing costs	(2,415)	(2,377)
Amortization expenses	(118)	(91)
Entertainment expenses	(4,906)	(4,858)
Advisory services	(17,332)	(13,880)
Lease of buildings and facilities	(3,478)	(3,111)
Insurance	(3,901)	(3,478)
Office expenses	(6,363)	(6,204)
Contractors	(5,106)	(5,079)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(2,743)	(2,617)
Other expenses	(11,979)	(10,170)
Total	(118,893)	(107,017)

Notes to the Consolidated Financial Statements December 31, 2021

23.5	Other expenses

	For the period from January to December of the year
	2021	2020
Other expenses	ThUS$	ThUS$
Depreciation and amortization expense
Depreciation of assets not in use	-	(138)
Subtotal	-	(138)
Impairment losses / reversals of impairment losses recognized in profit for the year
Properties, plant and equipment	(5,582)	(9,563)
Intangible assets other than goodwill	(478)	(1,941)
Goodwill	-	(140)
Non-current assets and disposal groups held for sale	-	-
Subtotal	(6,060)	(11,644)
Other expenses, by nature
Legal expenses	(42,253)	(69,965)
VAT and other unrecoverable taxes	(1,015)	(626)
Fines paid	(882)	(314)
Investment plan expenses	1	(768)
Exploration expenses	-	(5,262)
Contributions and donations	(9,321)	(8,793)
Other operating expenses	(1,075)	(2,102)
Subtotal	(54,545)	(87,830)
Total	(60,605)	(99,612)

23.6	Other (losses) income

	For the period from January to December of the year
	2021	2020
Other (losses) income	ThUS$	ThUS$
Adjustment to prior periods due to applying the equity method	(198)	(48)
Sale of investments in associates	-	(11,830)
Impairment of interests in associates	(2,009)	7,235
Sale of investments in joint ventures	-	(481)
Others	(431)	(189)
Total	(2,638)	(5,313)

Notes to the Consolidated Financial Statements December 31, 2021

23.7	(Impairment) /reversal of value of financial assets impairment losses

	For the period from January to December of the year
	2021	2020
Description	ThUS$	ThUS$
(Impairment) /reversal of value of financial assets impairment losses (See Note 13.2)	(235)	4,684
Totals	(235)	4,684

23.8	Summary of expenses by nature

The following summary considers notes 23.2, 23.4 and 23.5

	For the period from January to December of the year
	2021	2020
Expenses by nature	ThUS$	ThUS$
Raw materials and consumables	(345,356)	(287,877)
Employee Benefit Expenses	(272,323)	(234,108)
Depreciation expense	(195,678)	(182,452)
Depreciation of right-of-use Assets	(8,706)	(8,431)
Impairment of properties, plant and equipment, intangible and Goodwill	(6,060)	(11,644)
Amortization expense	(9,855)	(13,029)
Legal expenses	(42,253)	(69,965)
Investment plan expenses	(15,058)	(15,054)
Exploration expenses	-	(5,262)
Provision for materials, spare parts and supplies	(505)	640
Contractors	(162,677)	(147,096)
Operational leases	(70,584)	(60,572)
Mining concessions	(7,325)	(6,645)
Operational transportation	(76,003)	(68,730)
Freight and product transportation costs	(77,353)	(52,156)
Purchase of products from third parties	(329,464)	(260,089)
CORFO rights y other agreements	(247,604)	(74,418)
Export costs	(99,212)	(88,176)
Expenses related to variable lease payments (contracts under IFRS 16)	(1,313)	(1,117)
Insurance	(25,770)	(21,135)
Consultant and advisor services	(17,332)	(13,880)
Variation in gross inventory	85,709	102,446
Variation in inventory provision	5,038	7,244
Other expenses	(32,022)	(29,444)
Total expenses by nature	(1,951,706)	(1,540,950)

Notes to the Consolidated Financial Statements December 31, 2021

23.9	Finance expenses

	For the period from January to December of the year
	2021	2020
Finance expenses	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(2,664)	(2,797)
Interest expense from bonds	(90,859)	(87,030)
Interest expense from loans	(1,135)	(1,598)
Reversal of capitalized interest expenses	14,206	8,462
Financial expenses for restoration and rehabilitation provisions	(1,259)	2,947
Interest on lease agreement	(1,587)	(1,133)
Interest and bank charges	(1,328)	(1,050)
Total	(84,626)	(82,199)

23.10	Finance income

	For the period from January to December of the year
	2021	2020
Finance income	ThUS$	ThUS$
Interest from term deposits	3,635	10,260
Interest from marketable securities	68	2,147
Interest from maintenance of minimum bank balance in current account	2	18
Other finance income	107	259
Other finance interests	856	1,031
Total	4,668	13,715

Notes to the Consolidated Financial Statements December 31, 2021

Note 24 Reportable segments

24.1	Reportable segments

(a)	General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 24.2).

The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.

(b)	Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

(c)	Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and have its operating results reviewed on a regular basis by the highest authority who makes decisions regarding operations, relate to the following groups of products:

(i)	Specialty plant nutrients
(ii)	Iodine and its derivatives
(iii)	Lithium and its derivatives
(iv)	Industrial chemicals
(v)	Potassium
(vi)	Other products and services

(d)	Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

Notes to the Consolidated Financial Statements December 31, 2021

(e)	Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

(f)	Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

(g)	Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

Notes to the Consolidated Financial Statements December 31, 2021

24.2	Reportable segment disclosures:

Operating segment items as of December 31, 2021	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	908,815	437,931	936,121	132,011	416,592	30,845	2,862,315	2,862,315	-	2,862,315
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	908,815	437,931	936,121	132,011	416,592	30,845	2,862,315	2,862,315	-	2,862,315
Costs of sales	(646,930)	(240,341)	(494,794)	(109,067)	(253,125)	(27,951)	(1,772,208)	(1,772,208)	-	(1,772,208)
Administrative expenses	-	-	-	-	-	-	-	-	(118,893)	(118,893)
Finance expense	-	-	-	-	-	-	-	-	(84,626)	(84,626)
Depreciation and amortization expense	(58,808)	(41,215)	(65,014)	(13,743)	(35,290)	(169)	(214,239)	(214,239)	-	(214,239)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	11,132	11,132
Income before taxes	261,885	197,590	441,327	22,944	163,467	2,894	1,090,107	1,090,107	(248,886)	841,221
Income tax expense	-	-	-	-	-	-	-	-	(249,016)	(249,016)
Net income (loss)	261,885	197,590	441,327	22,944	163,467	2,894	1,090,107	1,090,107	(497,902)	592,205
Assets	-	-	-	-	-	-	-	-	7,044,297	7,044,297
Equity-accounted investees	-	-	-	-	-	-	-	-	39,824	39,824
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	152,663	152,663
Other Liabilities	-	-	-	-	-	-	-	-	3,828,326	3,828,326
Impairment loss of financial assets recognized in profit or loss							-		(235)	(235)
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(6,060)	(6,060)
Cash flows from operating activities	-	-	-	-	-	-	-	-	822,520	822,520
Cash flows used in investing activities	-	-	-	-	-	-	-	-	(1,006,943)	(1,006,943)
Cash flows from financing activities	-	-	-	-	-	-	-	-	1,206,485	1,206,485

Notes to the Consolidated Financial Statements December 31, 2021

Operating segment items as of December 31, 2020	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	701,688	334,657	383,373	160,608	209,294	27,571	1,817,191	1,817,191	-	1,817,191
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	701,688	334,657	383,373	160,608	209,294	27,571	1,817,191	1,817,191	-	1,817,191
Costs of sales	(537,801)	(168,499)	(297,048)	(119,092)	(187,019)	(24,862)	(1,334,321)	(1,334,321)	-	(1,334,321)
Administrative expenses	-	-	-	-	-	-	-	-	(107,017)	(107,017)
Finance expense	-	-	-	-	-	-	-	-	(82,199)	(82,199)
Depreciation and amortization expense	(55,335)	(40,687)	(56,092)	(14,136)	(34,570)	(3,092)	(203,912)	(203,912)	-	(203,912)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	8,940	8,940
Income tax expense, continuing operations	163,887	166,158	86,325	41,516	22,275	2,709	482,870	482,870	(244,332)	238,538
Income tax expense	-	-	-	-	-	-	-	-	(70,179)	(70,179)
Net income (loss)	163,887	166,158	86,325	41,516	22,275	2,709	482,870	482,870	(314,511)	168,359
Assets	-	-	-	-	-	-	-	-	4,818,463	4,818,463
Equity-accounted investees	-	-	-	-	-	-	-	-	85,993	85,993
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	358,009	358,009
Other Liabilities	-	-	-	-	-	-	-	-	2,655,885	2,655,885
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	4,684	4,684
Reversal of impairment losses recognized in profit or loss	-	-	-	-	-	-	-	-	(11,644)	(11,644)
Cash flows from operating activities	-	-	-	-	-	-	-	-	182,234	182,234
Cash flows used in investing activities	-	-	-	-	-	-	-	-	(167,091)	(167,091)
Cash flows used in financing activities	-	-	-	-	-	-	-	-	(94,132)	(94,132)

Notes to the Consolidated Financial Statements December 31, 2021

24.3	Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income as of December 31, 2021	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	908,815	437,931	936,121	132,011	416,592	30,845	-	2,862,315
Costs of sales	(646,930)	(240,341)	(494,794)	(109,067)	(253,125)	(27,951)	-	(1,772,208)
Gross profit	261,885	197,590	441,327	22,944	163,467	2,894	-	1,090,107
Other incomes by function	-	-	-	-	-	-	19,552	19,552
Administrative expenses	-	-	-	-	-	-	(118,893)	(118,893)
Other expenses by function	-	-	-	-	-	-	(60,605)	(60,605)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(235)	(235)
Other losses	-	-	-	-	-	-	(2,638)	(2,638)
Financial income	-	-	-	-	-	-	4,668	4,668
Financial costs	-	-	-	-	-	-	(84,626)	(84,626)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	11,132	11,132
Exchange differences	-	-	-	-	-	-	(17,241)	(17,241)
Profit (loss) before taxes	261,885	197,590	441,327	22,944	163,467	2,894	(248,886)	841,221
Income tax expense	-	-	-	-	-	-	(249,016)	(249,016)
Profit (loss) net	261,885	197,590	441,327	22,944	163,467	2,894	(497,902)	592,205

Notes to the Consolidated Financial Statements December 31, 2021

Items in the statement of comprehensive income as of December 31, 2020	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	701,688	334,657	383,373	160,608	209,294	27,571	-	1,817,191
Cost of sales	(537,801)	(168,499)	(297,048)	(119,092)	(187,019)	(24,862)	-	(1,334,321)
Gross profit	163,887	166,158	86,325	41,516	22,275	2,709	-	482,870
Other incomes by function	-	-	-	-	-	-	26,893	26,893
Administrative expenses	-	-	-	-	-	-	(107,017)	(107,017)
Other expenses by function	-	-	-	-	-	-	(99,612)	(99,612)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	4,684	4,684
Other losses	-	-	-	-	-	-	(5,313)	(5,313)
Financial income	-	-	-	-	-	-	13,715	13,715
Financial costs	-	-	-	-	-	-	(82,199)	(82,199)
Interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	8,940	8,940
Exchange differences	-	-	-	-	-	-	(4,423)	(4,423)
Profit (loss) before taxes	163,887	166,158	86,325	41,516	22,275	2,709	(244,332)	238,538
Income tax expense	-	-	-	-	-	-	(70,179)	(70,179)
Profit (loss) from continuing operations	163,887	166,158	86,325	41,516	22,275	2,709	(314,511)	168,359

Notes to the Consolidated Financial Statements December 31, 2021

24.4	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

24.5	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.

Notes to the Consolidated Financial Statements December 31, 2021

24.6	Segments by geographical areas

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
Items as of December 31, 2021	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	219,648	326,287	482,765	558,002	1,275,613	2,862,315
Investment accounted for under the equity method	-	-	15,242	15,899	8,683	39,824
Intangible assets other than goodwill	89,019	496	6,996	1,809	81,338	179,658
Goodwill	22,979	86	11,531	-	-	34,596
Property, plant and equipment, net	1,815,997	671	11,380	3,704	180,473	2,012,225
Right-of-use assets	29,803	68	2,040	3,351	17,346	52,608
Other non-current assets	27,626	16	6	3,950	1,889	33,487
Non-current assets	1,985,424	1,337	47,195	28,713	289,729	2,352,398

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
Items as of December 31, 2020	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	153,745	159,990	380,126	427,572	695,758	1,817,191
Investment accounted for under the equity method	-	-	41,273	14,468	30,252	85,993
Intangible assets other than goodwill	95,934	565	825	2,274	78,809	178,407
Goodwill	23,065	-	18,901	-	-	41,966
Property, plant and equipment, net	1,667,824	642	12,592	3,494	52,767	1,737,319
Right-of-use assets	23,461	2,298	2,428	1,776	61	30,024
Other non-current assets	19,377	17	7	2,641	-	22,042
Non-current assets	1,829,661	3,522	76,026	24,653	161,889	2,095,751

Notes to the Consolidated Financial Statements December 31, 2021

Note 25 Effect of fluctuations in foreign currency exchange rates

(a)	Foreign currency exchange differences recognized in profit or loss and other comprehensive income:

Foreign currency exchange differences recognized in profit or loss and other comprehensive income	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year	(17,241)	(4,423)
Conversion foreign exchange reserves
Conversion foreign exchange reserves attributable to the owners of the controlling entity	3,656	14,176
Conversion foreign exchange reserves attributable to the non-controlling entity	584	(176)
Total	4,240	14,000

(b)	Reserves for foreign currency exchange differences:

As of December 31, 2021, and 2020, are detailed as follows:

Details	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(9)	(9)
Proinsa Ltda.	(10)	(10)
Comercial Agrorama Ltda.	155	(19)
Isapre Norte Grande Ltda.	(121)	(14)
Almacenes y Depósitos Ltda.	305	211
Sacal S.A.	(3)	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(36)	(13)
Agrorama S.A.	628	92
SQM Vitas Fzco	(4,165)	(3,736)
Ajay Europe	(1,413)	(693)
SQM Oceanía Pty Ltd.	(579)	(579)
SQM Indonesia S.A.	(124)	(124)
Abu Dhabi Fertillizers Industries WWL.	372	372
SQM Holland B.V.	99	99
SQM Thailand Limited	(68)	(68)
SQM Europe	(1,983)	(1,983)
SQM Australia Pty Ltd.	(1,732)	(4,052)
Pavoni & C. Spa	(153)	164
Kore Potash PLC (a)	-	(2,128)
SQM Colombia SAS	(80)	(80)
Total	(7,913)	(11,569)

(c)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar.

(d)	Reasons to use one presentation currency and a different functional currency

-        A relevant portion of the revenues of these subsidiaries are associated with the local currency.

-        The cost structure of these companies is affected by the local currency.

Notes to the Consolidated Financial Statements December 31, 2021

Note 26 Disclosures on the effects of fluctuations in foreign currency exchange rates

a)	Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of Asset	Currency	As of December 31, 2021	As of December 31, 2020
		ThUS$	ThUS$
Cash and cash equivalents	USD	1,377,983	454,402
Cash and cash equivalents	CLP	4,416	7,190
Cash and cash equivalents	CNY	30,102	11,597
Cash and cash equivalents	EUR	14,374	17,144
Cash and cash equivalents	GBP	1	19
Cash and cash equivalents	AUD	72,107	1,411
Cash and cash equivalents	INR	-	6
Cash and cash equivalents	MXN	1,827	1,378
Cash and cash equivalents	PEN	6	3
Cash and cash equivalents	AED	1	-
Cash and cash equivalents	JPY	1,182	1,646
Cash and cash equivalents	ZAR	13,048	14,286
Cash and cash equivalents	KRW	-	16
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	1	1
Subtotal cash and cash equivalents		1,515,051	509,102
Other current financial assets	USD	668,360	145,893
Other current financial assets	BRL	48	-
Other current financial assets	CLP	250,641	202,176
Subtotal other current financial assets		919,049	348,069
Other current non-financial assets	USD	18,486	20,645
Other current non-financial assets	AUD	11,066	224
Other current non-financial assets	CLF	150	53
Other current non-financial assets	CLP	27,536	27,837
Other current non-financial assets	CNY	5,213	1,661
Other current non-financial assets	EUR	1,050	1,531
Other current non-financial assets	COP	153	70
Other current non-financial assets	MXN	6,092	4,488
Other current non-financial assets	THB	8	70
Other current non-financial assets	JPY	73	157
Other current non-financial assets	ZAR	42	646
Other current non-financial assets	SEK	1	17
Subtotal other non-financial current assets		69,870	57,399
Trade and other receivables	USD	400,753	230,214
Trade and other receivables	PEN	-	1
Trade and other receivables	BRL	21	23
Trade and other receivables	CLF	459	545
Trade and other receivables	CLP	43,496	47,133
Trade and other receivables	CNY	108,822	22,882
Trade and other receivables	EUR	35,514	22,868
Trade and other receivables	GBP	46	682
Trade and other receivables	MXN	237	355
Trade and other receivables	AED	1,888	533
Trade and other receivables	THB	-	1,167
Trade and other receivables	JPY	36,000	23,010
Trade and other receivables	AUD	1,214	589
Trade and other receivables	ZAR	23,568	12,504
Trade and other receivables	COP	2,055	2,675
Trade and other receivables	SEK	-	25
Subtotal trade and other receivables		654,073	365,206
Receivables from related parties	USD	83,088	61,379
Receivables from related parties	EUR	1,150	1,222
Receivables from related parties	AUD	1,914	-
Subtotal receivables from related parties		86,152	62,601

Notes to the Consolidated Financial Statements December 31, 2021

Class of assets	Currency	As of December 31, 2021	As of December 31, 2020
		ThUS$	ThUS$
Current inventories	USD	1,183,776	1,093,028
Subtotal Current Inventories		1,183,776	1,093,028
Current tax assets	USD	154,709	128,529
Current tax assets	BRL	1	-
Current tax assets	CLP	1,727	3,015
Current tax assets	EUR	171	218
Current tax assets	MXN	31	-
Current tax assets	PEN	3	4
Current tax assets	ZAR	13	26
Current tax assets	COP	887	417
Current tax assets	THB	-	15
Subtotal current tax assets		157,542	132,224
Non-current assets or groups of assets classified as held for sale	USD	582	1,629
Subtotal Non-current assets or groups of assets classified as held for sale		582	1,629
Total current assets		4,586,095	2,569,258
Other non-current financial assets	USD	9,180	51,828
Other non-current financial assets	CLP	20	20
Other non-current financial assets	JPY	68	77
Subtotal Other non-current financial assets		9,268	51,925
Other non-current non-financial assets	USD	30,906	21,236
Other non-current non-financial assets	BRL	16	17
Other non-current non-financial assets	KRW	12	-
Other non-current non-financial assets	EUR	6	7
Other non-current non-financial assets	CLP	670	782
Other non-current non-financial assets	AUD	1,877	-
Subtotal Other non-current non-financial assets		33,487	22,042
Other receivables, non-current	USD	5,239	10,061
Other receivables, non-current	CLF	86	152
Other receivables, non-current	MXN	26	102
Other receivables, non-current	CLP	821	850
Subtotal Other receivables, non-current		6,172	11,165
Investments classified using the equity method of accounting	USD	20,526	23,417
Investments classified using the equity method of accounting	TRY	-	792
Investments classified using the equity method of accounting	AED	7,879	47,774
Investments classified using the equity method of accounting	EUR	11,419	11,082
Investments classified using the equity method of accounting	INR	-	1,304
Investments classified using the equity method of accounting	THB	-	1,624
Subtotal Investments classified using the equity method of accounting		39,824	85,993
Intangible assets other than goodwill	USD	172,399	176,282
Intangible assets other than goodwill	MXN	-	1,025
Intangible assets other than goodwill	CLP	124	182
Intangible assets other than goodwill	EUR	6,963	696
Intangible assets other than goodwill	CNY	145	222
Intangible assets other than goodwill	KRW	27	-
Subtotal intangible assets other than goodwill		179,658	178,407
Purchases goodwill, gross	USD	34,438	34,438
Purchases goodwill, gross	EUR	158	7,528
Subtotal Purchases goodwill, gross		34,596	41,966
Property, plant and equipment	USD	1,990,120	1,719,358
Property, plant and equipment	CLP	3,180	3,237
Property, plant and equipment	EUR	9,972	10,954
Property, plant and equipment	AED	6,008	923
Property, plant and equipment	BRL	111	111
Property, plant and equipment	MXN	2,620	2,494
Property, plant and equipment	COP	105	120
Property, plant and equipment	KRW	109	122
Subtotal property, plant and equipment		2,012,225	1,737,319
Right-of-use assets	USD	31,360	25,238
Right-of-use assets	EUR	2,040	2,428
Right-of-use assets	AED	17,346	60
Right-of-use assets	MXN	1,862	2,298
Subtotal Right-of-use assets		52,608	30,024
Non-current tax assets	USD	90,364	90,364
Subtotal non-current tax assets		90,364	90,364
Total non-current assets		2,458,202	2,249,205
Total assets		7,044,297	4,818,463

Notes to the Consolidated Financial Statements December 31, 2021

		As of December 31, 2021			As of December 31, 2020
		Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	28,519	4,234	32,753	43,218	4,676	47,894
Other current financial liabilities	CLF	18,259	293	18,552	20,732	329	21,061
Subtotal other current financial liabilities		46,778	4,527	51,305	63,950	5,005	68,955
Lease liabilities, current	USD	-	4,625	4,625	-	4,750	4,750
Lease liabilities, current	CLF	-	2,263	2,263	-	-	-
Lease liabilities, current	MXN	-	434	434	-	416	416
Lease liabilities, current	EUR	-	382	382	-	362	362
Subtotal Lease liabilities, current		-	7,704	7,704	-	5,528	5,528
Trade and other payables	USD	98,918	76	98,994	83,425	-	83,425
Trade and other payables	CLF	1,330	-	1,330	123	-	123
Trade and other payables	BRL	5	-	5	9	-	9
Trade and other payables	THB	2	-	2	30	-	30
Trade and other payables	CLP	115,504	-	115,504	73,857	-	73,857
Trade and other payables	CNY	3,198	-	3,198	1,323	-	1,323
Trade and other payables	EUR	41,242	984	42,226	40,280	-	40,280
Trade and other payables	GBP	18	-	18	18	-	18
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	881	-	881	584	-	584
Trade and other payables	PEN	1	-	1	5	-	5
Trade and other payables	AUD	15,876	-	15,876	2,935	-	2,935
Trade and other payables	ZAR	1,288	-	1,288	1,168	-	1,168
Trade and other payables	JPY	99	-	99	-	-	-
Trade and other payables	COP	227	-	227	175	-	175
Subtotal trade and other payables		278,590	1,060	279,650	203,933	-	203,933
Trade payables due to related parties, current	USD	-	-	-	-	282	282
Trade payables due to related parties, current	AUD	-	-	-	324	-	324
Subtotal Trade payables due to related parties, current		-	-	-	324	282	606
Other current provisions	USD	54,134	263,332	317,466	103,252	698	103,950
Other current provisions	CLP	200	-	200	216	-	216
Subtotal other current provisions		54,334	263,332	317,666	103,468	698	104,166

Notes to the Consolidated Financial Statements December 31, 2021

		As of December 31, 2021			As of December 31, 2020
		Up to90 days	91 days to 1 year	Total	Up to90 days	91 days to 1 year	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current tax liabilities	USD	-	159,535	159,535	-	20,981	20,981
Current tax liabilities	CLP	-	12	12	-	61	61
Current tax liabilities	EUR	-	5,547	5,547	-	642	642
Current tax liabilities	MXN	-	1,841	1,841	-	959	959
Subtotal current tax liabilities		-	166,935	166,935	-	22,643	22,643
Provisions for employee benefits, current	USD	14,341	11,776	26,117	2,981	6,011	8,992
Provisions for employee benefits, current	AUD	-	272	272	58	-	58
Provisions for employee benefits, current	CLP	-	-	-	3	-	3
Provisions for employee benefits, current	EUR	214	-	214	-	-	-
Provisions for employee benefits, current	MXN	172	-	172	43	-	43
Subtotal Provisions for employee benefits, current		14,727	12,048	26,775	3,085	6,011	9,096
Other current non-financial liabilities	USD	99,643	8,593	108,236	51,995	397	52,392
Other current non-financial liabilities	BRL	1	-	1	2	-	2
Other current non-financial liabilities	CLP	6,342	2,941	9,283	6,264	792	7,056
Other current non-financial liabilities	CNY	20,736	-	20,736	60	-	60
Other current non-financial liabilities	EUR	1,281	423	1,704	913	119	1,032
Other current non-financial liabilities	MXN	562	-	562	121	53	174
Other current non-financial liabilities	JPY	32	-	32	52	-	52
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	COP	-	157	157	-	-	-
Other current non-financial liabilities	ARS	47	-	47	-	117	117
Other current non-financial liabilities	ZAR	846	-	846	-	-	-
Subtotal other current non-financial liabilities		129,560	12,114	141,674	59,477	1,478	60,955
Total current liabilities		523,989	467,720	991,709	434,237	41,645	475,882

Notes to the Consolidated Financial Statements December 31, 2021

		As of December 31, 2021
		Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	369,446	72,900	249,097	-	1,523,473	2,214,916
Other non-current financial liabilities	CLF	-	-	-	-	372,816	372,816
Subtotal Other non-current financial liabilities		369,446	72,900	249,097	-	1,896,289	2,587,732
Non-current lease liabilities	USD	-	6,695	-	23,174	-	29,869
Non-current lease liabilities	UF	-	-	-	13,313	-	13,313
Non-current lease liabilities	MXN	-	-	-	1,530	-	1,530
Non-current lease liabilities	JPY	-	-	-	1,807	-	1,807
Subtotal non-current lease liabilities		-	6,695	-	39,265	-	45,960
Non-current Trade and other payables	USD	-	3,813	-	-	-	3,813
Subtotal Non-current Trade and other payables		-	3,813	-	-	-	3,813
Other non-current provisions	USD	-	4,257	-	31,017	25,764	61,038
Subtotal Other non-current provisions		-	4,257	-	31,017	25,764	61,038
Deferred tax liabilities	USD	-	919	-	-	109,497	110,416
Subtotal Deferred tax liabilities		-	919	-	-	109,497	110,416
Provisions for employee benefits, non-current	USD	26,710	-	-	-	-	26,710
Provisions for employee benefits, non-current	CLP	389	-	-	-	-	389
Subtotal Provisions for employee benefits, non-current		27,099	-	-	-	-	27,099
Total non-current liabilities		396,545	88,584	249,097	70,841	2,031,550	2,836,617
Total liabilities							3,828,326

Notes to the Consolidated Financial Statements December 31, 2021

		As of December 31, 2020
		Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	-	312,730	69,376	248,664	838,399	1,469,169
Other non-current financial liabilities	CLF	-	-	-	-	430,344	430,344
Subtotal Other non-current financial liabilities		-	312,730	69,376	248,664	1,268,743	1,899,513
Non-current lease liabilities	USD	1,977	-	-	-	4,158	6,135
Non-current lease liabilities	UF	15,258	-	-	-	-	15,258
Non-current lease liabilities	MXN	2,189	-	-	-	-	2,189
Non-current lease liabilities	JPY	1,964	-	-	-	-	1,964
Subtotal non-current lease liabilities		21,388	-	-	-	4,158	25,546
Non-current Trade and other payables	USD	-	4,027	-	-	-	4,027
Subtotal Non-current Trade and other payables		-	4,027	-	-	-	4,027
Other non-current provisions	USD	-	36,391	-	-	26,226	62,617
Subtotal Other non-current provisions		-	36,391	-	-	26,226	62,617
Deferred tax liabilities	USD	-	919	-	-	155,182	156,101
Subtotal Deferred tax liabilities		-	919	-	-	155,182	156,101
Provisions for employee benefits, non-current	USD	31,585	-	-	-	-	31,585
Provisions for employee benefits, non-current	CLP	610	-	-	-	-	610
Provisions for employee benefits, non-current	JPY	4	-	-	-	-	4
Subtotal Provisions for employee benefits, non-current		32,199	-	-	-	-	32,199
Total non-current liabilities		53,587	354,067	69,376	248,664	1,454,309	2,180,003
Total liabilities							2,655,885

Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

	For the period from January to December of the year
	2021	2020
Foreign currency exchange rate changes	ThUS$	ThUS$
Profit (loss) in foreign currency	(17,241)	(4,423)
Foreign currency translation reserve	4,240	14,000
Total	(13,001)	9,577

The average and closing exchange rate for foreign currency is disclosed in Note 3.3

Notes to the Consolidated Financial Statements December 31, 2021

Note 27 Income tax and deferred taxes

Tax receivables as of December 31, 2021 and 2020, are as follows:

27.1	Current and non-current tax assets

(a)	Current

	As of December 31, 2021	As of December 31, 2020
Current tax assets	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	435	37,123
Monthly provisional income tax payments, foreign companies	62	1,265
Corporate tax credits (1)	674	1,566
1st category tax absorbed by tax losses (2)	26,848	2,322
Taxes in recovery process	129,523	89,948
Total	157,542	132,224

(b)	Non-current

	As of December 31, 2021	As of December 31, 2020
Non-current tax assets	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies compensated by the specific tax on mining activity (Lithium)	6,398	6,398
Specific tax on mining activities (IEAM) paid by Lithium (on consignment)	83,966	83,966
Total	90,364	90,364

(1)	These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

(2)	This concept corresponds to the tax loss absorption determined by the company at the end of the year, which must be attributed to the dividends received during the year.

Notes to the Consolidated Financial Statements December 31, 2021

27.2	Current tax liabilities

Current tax liabilities	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
1st Category income tax	139,842	14,736
Foreign company income tax	27,055	7,838
Article 21 single tax	38	69
Total	166,935	22,643

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780 is 27%.

The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force. The Company currently provisioned 6.51% for mining royalties that involve operations in the Salar de Atacama and 5.22% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

	Income tax		Income tax
Country	2021		2020
Spain	25%		25%
Belgium	25%		25%
Mexico	30%		30%
United States	21% + 3.51%		21% + 3.36%
South Africa	28%		28%
China	25%+12	% (1)	25%

(1) Additional 12% tax over the VAT calculation.

Notes to the Consolidated Financial Statements December 31, 2021

27.3	Income tax and deferred taxes

(a)	Deferred tax assets and liabilities as of December 31, 2021

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2021	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	144,181	-
Property, plant and equipment and capitalized interest	-	(189,073)
Restoration and rehabilitation provision	6,567	-
Manufacturing expenses	-	(108,181)
Employee benefits and unemployment insurance	-	(7,485)
Vacation accrual	6,039	-
Inventory provision	20,557	-
Materials provision	10,554	-
Others employee benefits	929	-
Research and development expenses	-	(5,387)
Bad debt provision	2,708	-
Provision for legal complaints and expenses	334	-
Loan acquisition expenses	-	(8,967)
Financial instruments recorded at market value	5,242	-
Specific tax on mining activity	-	(4,545)
Tax loss benefit	7,113	-
Other	8,862	-
Foreign items (other)	136	-
Balances to date	213,222	(323,638)
Net balance		(110,416)

Notes to the Consolidated Financial Statements December 31, 2021

(b)	Deferred tax assets and liabilities as of December 31, 2020

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2020	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	90,585	-
Property, plant and equipment and capitalized interest	-	(187,168)
Restoration and rehabilitation provision	6,598	-
Manufacturing expenses	-	(107,215)
Employee benefits and unemployment insurance	-	(6,669)
Vacation accrual	6,138	-
Inventory provision	22,200	-
Materials provision	8,812	-
Research and development expenses	-	(3,580)
Bad debt provision	5,072	-
Provision for legal complaints and expenses	19,637	-
Loan acquisition expenses	-	(5,212)
Financial instruments recorded at market value	-	(3,929)
Specific tax on mining activity	-	(3,014)
Tax loss benefit	844	-
Other	1,454	-
Foreign items (other)	-	(654)
Balances to date	161,340	(317,441)
Net balance		(156,101)

Notes to the Consolidated Financial Statements December 31, 2021

(c)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2021

Reconciliation of changes in deferred tax liabilities (assets)	Deferred tax liability (asset) at beginning of period	Deferred tax (expense) benefit recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(90,585)	(53,596)	-	(53,596)	(144,181)
Property, plant and equipment and capitalized interest	187,168	1,905	-	1,905	189,073
Restoration and rehabilitation provision	(6,597)	30	-	30	(6,567)
Manufacturing expenses	107,215	966	-	966	108,181
Employee benefits and unemployment insurance	6,669	687	130	817	7,486
Vacation accrual	(6,138)	99	-	99	(6,039)
Inventory provision	(22,200)	1,643	-	1,643	(20,557)
Materials provision	(8,812)	(1,742)	-	(1,742)	(10,554)
Derivative financial instruments	-	14,246	(14,246)	-	-
Others employee benefits	-	(929)	-	(929)	(929)
Research and development expenses	3,581	1,806	-	1,806	5,387
Bad debt provision	(5,072)	2,364	-	2,364	(2,708)
Provision for legal complaints and expenses	(19,637)	19,303	-	19,303	(334)
Loan approval expenses	5,212	3,755	-	3,755	8,967
Financial instruments recorded at market value	3,929	(5,354)	(3,818)	(9,172)	(5,243)
Specific tax on mining activity	3,012	1,521	12	1,533	4,545
Tax loss benefit	(844)	(6,269)	-	(6,269)	(7,113)
Others	(1,454)	(7,408)	-	(7,408)	(8,862)
Foreign items (other)	654	(790)	-	(790)	(136)
Total temporary differences, unused losses and unused tax credits	156,101	(27,763)	(17,922)	(45,685)	110,416

Notes to the Consolidated Financial Statements December 31, 2021

(d)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2020

Reconciliation of changes in deferred tax liabilities (assets)	Deferred tax liability (asset) at beginning of period	Deferred tax (expense) benefit recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(82,076)	(8,509)	-	(8,509)	(90,585)
Property, plant and equipment and capitalized interest	197,167	(9,999)	-	(9,999)	187,168
Facility closure provision	(7,312)	714	-	714	(6,598)
Manufacturing expenses	106,420	795	-	795	107,215
Employee benefits and unemployment insurance	6,000	514	155	669	6,669
Vacation accrual	(5,591)	(547)	-	(547)	(6,138)
Inventory provision	(23,885)	1,685	-	1,685	(22,200)
Materials provision	(7,982)	(830)	-	(830)	(8,812)
Derivative financial instruments	-	1,001	(1,001)	-	-
Others employee benefits	(2,689)	2,689	-	2,689	-
Research and development expenses	3,534	46	-	46	3,580
bad debt provision	(3,542)	(1,530)	-	(1,530)	(5,072)
Provision for legal complaints and expenses	(2,546)	(17,091)	-	(17,091)	(19,637)
Loan approval expenses	3,856	1,356	-	1,356	5,212
Financial instruments recorded at market value	1,287	-	2,642	2,642	3,929
specific tax on mining activity	1,356	1,668	(10)	1,658	3,014
Tax loss benefit	(2,296)	1,452	-	1,452	(844)
Others	2,021	(3,475)	-	(3,475)	(1,454)
Foreign items (other)	(311)	965	-	965	654
Total temporary differences, unused losses and unused tax credits	183,411	(29,096)	1,786	(27,310)	156,101

(e) Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2021, and 2020, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Chile	7,113	818
Foreign	-	26
Total	7,113	844

The tax losses as of December 31, 2021, which are the basis for these deferred taxes correspond mainly to SQM S.A., SQM Potasio S.A., Comercial Hydro S.A., Orcoma SpA., Orcoma Estudio SpA y SCM Bufalo.

Notes to the Consolidated Financial Statements December 31, 2021

(f)        Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2021 and 2020 are detailed as follows:

	Assets (liabilities)
Movements in deferred tax assets and liabilities	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(156,101)	(183,411)
Increase (decrease) in deferred taxes in profit or loss	27,763	29,096
Increase (decrease) deferred taxes in equity	17,922	(1,786)
Total	(110,416)	(156,101)

(g)       Disclosures on income tax (expenses) benefit

Current and deferred tax (expenses) benefit are detailed as follows:

	(Expense) Income
Disclosures on income tax (expense) benefit	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Current income tax (expense) benefit
Current tax (expense)	(279,105)	(97,374)
Adjustments to prior year current income tax (expense) benefit	2,326	(1,901)
Current income tax expense, net, total	(276,779)	(99,275)
Deferred tax (expense) benefit
Deferred tax benefits relating to the creation and reversal of temporary differences	28,445	26,219
Tax adjustments related to the creation and reversal of temporary differences from the previous year	(682)	2,877
Total deferred tax benefits, net	27,763	29,096
Income tax expense	(249,016)	(70,179)

Tax (expenses) benefits for foreign and domestic parties are detailed as follows:

	(Expense) Income
Income tax (expense) benefit	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax (expenses), foreign parties, net	(46,748)	(9,782)
Current income tax (expenses), domestic, net	(230,031)	(89,493)
Current income tax expense, net, total	(276,779)	(99,275)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax benefit (expense) benefit, foreign parties, net	(6,679)	10,284
Current income tax benefits, domestic, net	34,442	18,812
Deferred tax expense, net, total	27,763	29,096
Income tax expense	(249,016)	(70,179)

Notes to the Consolidated Financial Statements December 31, 2021

(h)       Disclosures on the tax effects of other comprehensive income components:

	As of December 31, 2021
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gain (losses) from defined benefit plans	4,679	(142)	4,537
Cash flow hedge	(52,762)	14,246	(38,516)
Reserve for gains (losses) gains from financial assets measured at fair value through other comprehensive income	(12,072)	3,818	(8,254)
Total	(60,155)	17,922	(42,233)

	As of December 31, 2020
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gains (losses) from defined benefit plans	974	(145)	829
Cash flow hedges	(3,706)	1,001	(2,705)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	9,784	(2,642)	7,142
Total	7,052	(1,786)	5,266

(i)        Explanation of the relationship between (expense) benefit for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax benefit (expense). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.

Notes to the Consolidated Financial Statements December 31, 2021

Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate.

	(Expense) Benefit
Income Tax Expense (Benefit)	As of December 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Consolidated income before taxes	841,221	238,538
Statutory Income tax rate in Chile	27%	27%
Tax expense using the statutory tax rate	(227,130)	(64,405)
Net effect of royalty tax payments	(13,350)	(4,659)
Effect of other additional taxes affected by article 21 and passive income	(2,617)	(1,804)
Tax effect of revenue from regular activities exempt from taxation	(260)	1,786
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(2,226)	(2,987)
Tax effect of tax rates supported abroad	(3,016)	(2,077)
Effects of changes resulting from classifying a permanent item as a temporary one	-	4,826
Other tax effects	(417)	(859)
Tax expense using the effective tax rate	(249,016)	(70,179)

Notes to the Consolidated Financial Statements December 31, 2021

(j)	Tax periods potentially subject to verification:

The SQM Group’s Companies are potentially subject to income tax audits by tax authorities in each country These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

(i)	Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

(ii)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

(iii)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

(iv)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

A subsidiary of the Company, SQM Iberian S.A., is being reviewed by the Spanish Tax Authority. This audit could involve adjustments to tax returns filed in Spain.

(v)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

(vi)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

A subsidiary of the Company, SQM Africa Pty., is being reviewed by the South African Tax Authority. This audit could involve adjustments to tax returns filed in South Africa.

Notes to the Consolidated Financial Statements December 31, 2021

Note 28     Events occurred after the reporting date

28.1	Authorization of the financial statements

The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IFRS for the year ended December 31, 2021, were approved and authorized for issuance by the Company´s Board of Directors on March 2, 2022.

28.2	Disclosures on events occurring after the reporting date

The total financial impact of COVID-19 cannot be reasonably estimated at this time, due to uncertainty as to its severity and duration. It was anticipated that average sales volumes and prices will depend on the duration of the coronavirus in different markets, the efficiency of the measures implemented to contain the spread of the virus in each country, and the fiscal and national incentives that can be implemented in different jurisdictions to promote economic recovery. The Company continues to monitor and evaluate the spread of the coronavirus and its impact on our operations, business, financial condition and results of operations.

On February 25, 2022 SQM NA submitted to the Central District Court of California an appeal bond for US$ 60.1 million to guarantee the final settlement, in connection with the case reported in Note 21.1 (c).

Management is not aware of any other significant events that occurred between December 31, 2021, and the date of issuance of these consolidated financial statements that may significantly affect them.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 4, 2022	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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